7

08001175

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henkel KGaA

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04437 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: dw

DAT : 3/11/08

Annual Report 2007

12-31-07
AR/S

A World of Customers


Trust
Reliability
Global Quality
Brands
Regional
Consumer insights
Brands portfolio
Regional and global
Advice
Wealth of brands
Premium brand products
Innovations
Reliability
Quality
Internationality
Individual advice
Strong sales team
Solutions
Service
Added value

Quality from

Henkel

A Brand like a Friend

Major Events in 2007

Henkel Group



25 years of the "Fritz Henkel Award for Innovation"

488 prize-winners, over 100 Henkel innovations – this is the balance from 25 years of the "Fritz Henkel Award for Innovation", an accolade exclusively reserved for Henkel innovations that have succeeded in becoming established in their markets.


Henkel

Henkel share split

In order to further enhance the liquidity and attractiveness of Henkel shares, our Annual General Meeting resolved to implement a share split in the ratio 1:3. The quotation switch took place on Monday, June 18, 2007.

Laundry & Home Care


Happy
Birthday

100 years of Persil

In 2007, Henkel's most successful and innovative quality brand celebrated a major anniversary: Persil turned 100. Persil was launched onto the market in 1907 as the first self-acting detergent in Germany. In 2007, Persil was once again extensively re-invented as one of the world's leading premium detergent brands.


Purex

New Purex concentrate

Its ingredients come from nature and, as an ultra-concentrate, Purex Natural Elements enables savings to be made in both packaging materials and transport weight. Just one of Henkel's responses to growing environmental awareness in the USA.

Cosmetics/ Toiletries

Successful through innovations

One of the focuses of 2007 was our worldwide innovation offensive. With new instruments – such as the intranet-based "Innovation Lounge", our international



ideas community – we succeeded in creating numerous innovative product concepts. Working closely with consumers and customers and using the results of our thorough trend research activities, we identified three main fields of focus for the future: Nature, Anti-Aging, and Men as a target group. Our successful innovations in 2007 included, for example, the body care series Fa Natural & Pure and Fa Natural & Soft, our anti-aging skin care product Diadermine Age ExCellium and the first hair toning gel especially for men, Schwarzkopf Men Perfect.

Adhesives Technologies

Henkel to acquire National Starch businesses

Henkel has concluded an agreement involving a back-to-back transaction with Akzo Nobel allowing us to acquire the Adhesives and Electronic Materials businesses from National Starch in the course of 2008. The agreed purchase price is 2.7 billion pounds sterling (close to 4 billion euros).

Common markets, faster growth

April 1, 2007 saw the birth of our new business sector Adhesives Technologies, a merger of the two previous business sectors Consumer and Craftsmen Adhesives and Henkel Technologies. Working together, these businesses will be able to develop their markets more effectively and achieve even faster growth. Alois Linder heads up the new business sector. Jochen Krautter, the former head of Henkel Technologies, has now retired after 34 years with Henkel.

Business Sectors at a Glance

Laundry & Home Care

Leading positions worldwide

Driving growth through innovation and strong brand equities

Expanding our world market position from a strong European and North American base

KEY FINANCIALS

in million euros	2006	2007	+/-
Sales	4,117	**4,148**	0.8 %
Operating profit (EBIT)	449	**459**	2.1 %
Return on sales (EBIT) in %	10.9	**11.1**	0.2 pp[1]
Return on capital employed (ROCE) in %	15.2	**16.7**	1.5 pp[1]

[1] percentage points

New Products in 2007

» Bref Jumbo
» Bref Power Universal Cleaner
» Coordinated European relaunch of the premium detergent brands Persil, Le Chat, Dixan and Wipp Express with revamped formulations, packaging and design aesthetics
» Mir designer version
» "Persil 100 Years" Centennial Edition
» Perwoll Black Contrast
» Perwoll Total Care
» Purex Soft Sensitive Skin
» Purex Natural Elements
» Somat 7
» Vernel One Rinse Only
» Vernel Glamour Edition
» WC Frisch Complete

+5.5%

organic sales growth

Cosmetics/Toiletries

Leading positions worldwide

Achieving profitable growth with attractive product innovations aligned to exacting consumer demands

Expanding our strong positions in Europe and North America and selectively extending our presence in the growth regions

KEY FINANCIALS

in million euros	2006	2007	+/-
Sales	2,864	**2,972**	3.7 %
Operating profit (EBIT)	359	**372**	3.8 %
Return on sales (EBIT) in %	12.5	**12.5**	0.0 pp[1]
Return on capital employed (ROCE) in %	15.4	**16.7**	1.3 pp[1]

New Products in 2007

» Activ Dr. Hoting
» BLONDME
» Bonacure Styling Treat
» Diadermine Lift+ Sun Effect
» Diadermine Wrinkle Expert 3D
» Diadermine Age ExCellium
» Dial Yogurt Hand Wash
» Fa Natural & Pure, Natural & Soft
» Fa Foam Soap
» Gliss Kur Oil Nutritive
» got2b styl-tini
» Natural & Easy Grey Expert
» RGX Body Spray
» Schauma Kiwi
» Schwarzkopf Men Perfect
» Taft Volume Power
» Taft Sensitive

+5.8%

organic sales growth

Adhesives Technologies

Leading our markets worldwide

Driving growth through innovations and acquisitions

Developing new applications and growth potential in all regions of the world

KEY FINANCIALS

in million euros	2006	2007	+/-
Sales	5,510	**5,711**	3.6 %
Operating profit (EBIT)	579	**621**	7.3 %
Return on sales (EBIT) in %	10.5	**10.9**	0.4 pp[1]
Return on capital employed (ROCE) in %	15.9	**16.9**	1.0 pp[1]

New Products in 2007

» Adhesin FiberPlus
» Bonderite 2718
» Dorus FD 150/6 LS
» Granocoat X
» Hysol QMI 708
» Hysol QMI 5100/5200
» Loctite 435/438
» Loctite Cure Jet LED
» Metylan Power Granulate plus
» MiraFoil
» P3 Disperse
» Pattex PL600
» Sista Universal Seal and Repair
» Sista Easy Silicone
» Tangit FP Fire Protect System
» Thomsit DS 40

+6.5%

organic sales growth

Henkel Group

KEY FINANCIALS

in million euros		2006	2007	+/–
Sales		12,740	**13,074**	2.6 %
Operating profit (EBIT)		1,298	**1,344**	3.5 %
Return on sales (EBIT)	in %	10.2	**10.3**	0.1 pp
Net earnings		871	**941**	8.0 %
Earnings after minority interests		855	**921**	7.7 %
Earnings per preferred share[1]	in euros	1.99	**2.14**	7.5 %
Return on capital employed (ROCE)	in %	14.5	**15.4**	0.9 pp
Capital expenditures on property, plant and equipment		431	**470**	9.0 %
Research and development expenses		340	**350**	2.9 %
Employees (annual average)	number	51,716	**52,303**	1.1 %
Dividend per ordinary share[1]	in euros	0.48	**0.51**[2]	6.3 %
Dividend per preferred share[1]	in euros	0.50	**0.53**[2]	6.0 %

[1] basis: share split (1:3) of June 18, 2007
[2] proposed
[3] inventories + trade accounts receivable – trade accounts payable

pp = percentage points

HIGHLIGHTS

- Organic sales growth: +5.8 percent
- Gross margin: +1.1 percentage points to 46.4 percent
- Return on sales (EBIT) adjusted for exceptional gains and restructuring charges: +0.6 percentage points to 10.5 percent
- EPS adjusted for exceptional gains and restructuring charges: +14.5 percent
- Net working capital[3] as a percentage of sales: –1.8 percentage points to 11.5 percent

SALES BY BUSINESS SECTOR[1]


Corporate 2 %
Laundry & Home Care 32 %
Adhesives Technologies 43 %
Cosmetics/Toiletries 23 %

EBIT BY BUSINESS SECTOR[2]


Adhesives Technologies 43 %
Laundry & Home Care 31 %
Cosmetics/Toiletries 26 %

SALES BY REGION[1]


Corporate 2 %
Europe/Africa/ Middle East 65 %
Asia-Pacific 8 %
Latin America 5 %
North America 20 %

EBIT BY REGION[2]


Asia-Pacific 6 %
Europe/Africa/ Middle East 69 %
Latin America 4 %
North America 21 %

[1] including Corporate; for reconciliation with Henkel Group: Corporate = sales and services not assignable to the individual business sectors

[2] excluding Corporate

We are customer-driven. This is the first of our ten corporate values. For more than 130 years, we have based our success on our insights into the needs of consumers. And it is this knowledge that generates our innovative power. Innovations enable us to hone our competitive edge to the benefit of our customers in both the retail and industrial segments. Quality from Henkel – for a world of customers.

Dear Friends of the Company,

Once again in fiscal 2007, our 131st year, we were able to add to the Henkel success story with a further improvement on the record results achieved in 2006. As always, this accomplishment derives from our ability to satisfy the needs and desires of our customers to the best possible degree with strong brands and innovative technologies.

Robust organic growth in 2007 enabled us to further increase both sales and operating profit, despite an often difficult environment. Raw material prices rose once again, while an appreciable decline in the construction industry in North America was exacerbated by the crisis in the mortgage and real estate sector and uncertainties in the financial markets. These factors exerted an adverse effect on major customers served by our industrial business – and thus ourselves. Added to this were sustained price and competitive pressures in many consumer product markets. Overall, our businesses successfully negotiated numerous disruptions in 2007.

We therefore see our successful development – to which all our business sectors and regions contributed – as further proof of the quality of our strategy, of our innovative products and of our employees worldwide.

The salient facts and figures relating to fiscal 2007 read as follows:

- Sales rose by 2.6 percent to 13,074 million euros
- Adjusted for foreign exchange, acquisitions and divestments, the Henkel Group posted an organic growth rate of 5.8 percent
- We were able to increase operating profit (EBIT) by 3.5 percent to 1,344 million euros
- The EBIT margin improved by 0.1 percentage points to 10.3 percent
- Return on capital employed (ROCE) increased by 0.9 percentage points to 15.4 percent
- Earnings after minority interests grew to 921 million euros compared to 855 million euros in the previous year
- Earnings per preferred share improved to 2.14 euros (previous year 1.99 euros)
- The Management Board, the Shareholders' Committee and the Supervisory Board will propose to the 2008 Annual General Meeting that it approve a dividend payout of 0.53 euros per preferred share and 0.51 euros per ordinary share

These results reflect both the strength of our corporate brand and the potency of our vision to make people's lives easier, better and more beautiful with our brands and technologies. Our performance and achievements owe much to the capabilities and commitment of our employees. Therefore, we would like to single them out especially at this juncture and thank them for the contribution that they have made to the successes of fiscal 2007. Looking to the future, we intend to continue investing in their training and qualifications, and to build on their motivation, talents and flexibility.



People and brands are also the driving forces in our growth regions. Our businesses in Eastern Europe, the Africa/Middle East region, Latin America and Asia all posted above-average growth. Incremental recovery in the major Western European markets and our business results in the North American consumer products market also contributed to our good performance. The successful further development of the acquired Right Guard brands portfolio in the USA has been especially instrumental in strengthening our position in the North American cosmetics market.

The disproportionately high rate of expansion achieved in Eastern Europe, the Middle East, Latin America and Asia was accompanied by measures aligned to enhancing efficiency and careful development of our brands. Innovations play an important role within this context. This is one of the reasons why our successful innovation offensive launched in 2006 is to continue through 2008, our aim being to assume the mantle of innovation leader in all our markets.

We also further streamlined our product portfolio in 2007, expanding our core operations and shedding marginal activities in all three business sectors. And the acquisition of the Adhesives and Electronic Materials businesses from National Starch planned for April 2008 is destined to make us even stronger.

Innovation prowess and sustainable development are to provide the basis for Henkel's future. Hence we are constantly scrutinizing our processes to ensure that they satisfy the sustainability criterion. We have long examined and continue to monitor the issue of how we generate wealth and whether our actions in this regard are reconcilable with our corporate values. We see this as part of our corporate social responsibility (CSR), to which we are dedicated throughout the world.

Many rankings and awards demonstrate the fact that we are counted among the global corporate leaders in the field of CSR. We have been committed to this idea for many decades, and we are working on solutions to the problems of our time – for example the advent of climate change. It is against this background that we are endeavoring to optimize all our brands and technologies in the three main phases in which their influence is felt, namely formulation, manufacture and usage. Our adhesives are making modern automobiles lighter to reduce fuel consumption and carbon dioxide emissions. And our modern laundry detergents and cleaning products are effective even at low temperatures, enabling households to decrease their energy consumption. These are just some examples of many smart solutions from Henkel. The impact of such innovations is, however, dependent on each and every individual behaving responsibly and opting for the more sustainable alternatives in their buying decisions.

The success of our company is an important prerequisite for meeting our self-imposed CSR ambitions. For only healthy businesses have a future, can employ people and are able to meet their social and societal responsibilities. Hence we will again endeavor to further improve our financial metrics in fiscal 2008. Our sales and our earning power have undergone significant increases, but there is still room for improvement in our return ratios. We intend to close the gap with measures aimed at increasing the profitability of our core businesses, through the introduction of new, innovative products, and through further internationalization.

As already mentioned, we expect early April 2008 to see the closing of our takeover of the adhesives and electronic materials operations of National Starch, an excellent business with outstanding employees and products. The fast and smooth integration of this, the largest acquisition in our corporate history, will constitute an important milestone as we progress forward.

Our aim for 2008 is once again to grow faster than our markets, and we expect to generate an organic sales growth rate (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent. Our expectations with regard to both operating profit adjusted for foreign exchange and earnings per preferred share are for an increase in excess of organic growth.

We would like to express our gratitude to the Supervisory Board and the Shareholders' Committee for their carefully considered, constructive advice, with thanks also going to our shareholders for their continuing confidence in us and for their support of our activities. We also take this opportunity to thank Dr. Jochen Krautter who retired from the Henkel Management Board in 2007. His 34-plus years of unwavering, exceptional and successful commitment have been an example to us all.

Our special thanks also go to our customers worldwide for the loyalty and trust they have shown in our company, our brands and our technologies. They are the foundation of our success and it is to them that we dedicate this Annual Report entitled "Henkel – A World of Customers".

Sincerely yours,

Dipl.-Ing. Albrecht Woeste
Chairman of the Shareholders'
Committee and of the
Supervisory Board of Henkel KGaA

Prof. Dr. Ulrich Lehner
Chairman of the Management Board
of Henkel KGaA

Düsseldorf, January 31, 2008

Dear Shareholders,

During the course of fiscal 2007, we carefully and regularly monitored the work of the Management Board as required by law and the corporation's Articles of Association, advising on the strategic further development of the corporation and on major individual measures and activities.

The basis for this was provided by the detailed reports submitted in written and verbal form by the Management Board on relevant matters affecting the corporation and the primary affiliated companies. Explanations were provided specifically of the business situation and the development of the corporation, business policy, profitability and short-term and long-term corporate, financial and personnel planning. In the course of the quarterly reports, details were provided of the sales and profits of Henkel as a whole, with further analysis by business sector and region. Outside Supervisory Board meetings, the Chairman of the Supervisory Board also remained in regular contact with the Chairman of the Management Board for the purpose of conferring on current developments and major business events.

Meetings

In fiscal 2007, the Supervisory Board met four times. In these meetings, we discussed in detail the reports of the Management Board and consulted together with the Management Board on the development of the corporation and on strategic issues.

We were substantially involved in the merger of the business sectors Consumer and Craftsmen Adhesives and Henkel Technologies to create the new business sector Adhesives Technologies effective April 1, 2007.

A further area in which we consulted was the intended acquisition of the business segments Adhesives and Electronic Materials from National Starch by way of a back-to-back transaction with Akzo Nobel. As part of this process, we also discussed in detail the strategy being followed by the business sector Adhesives Technologies, the special features of this business and its commercial development.

We also examined possibilities of optimizing the production structure, and consulted on the future development of the portfolio of the Cosmetics/Toiletries business sector.

The respective product innovations and product strategies of the individual business sectors, and also questions of research and development were discussed in conjunction with examination of the associated budgets and business plans. The Management Board likewise provided us with an overview of the financing situation of the corporation, the status and envisaged development of our pension obligations, and the assets assigned to Henkel Trust e.V. for the purpose of covering these obligations.

Corporate Governance, Nomination Committee

Again in 2007, the Supervisory Board consulted on the issue of corporate governance. Discussions this time centered on the appointment of a joint stock entity as the sole personally liable partner, together with the associated changes in the Articles of Association to be put forward to the Annual General Meeting for its approval. We have formed a Nomination Committee comprising three shareholder representatives in accordance with the recommendations of the German Corporate Governance Code as amended on June 14, 2007. With the advent of the new elections to the Supervisory Board to take place during the 2008 Annual General Meeting, this committee has proposed suitable candidates to the Supervisory Board for its selection procedure.

Efficiency Audit and Declaration of Compliance

In the meeting of February 19, 2008, we examined in detail the efficiency of our own work on the basis of an extensive and comprehensive checklist. There were no complaints with respect to the efficiency of the activities of the Supervisory Board or the independence of its members.

In this meeting, we likewise discussed and approved the new joint Declaration of Compliance of the Management Board, the Shareholders' Committee and the Supervisory Board with respect to the German Corporate Governance Code for 2008. The full wording of the current and also the previous declarations of compliance can be found on the corporation's website.

Annual and Consolidated Financial Statements

The annual financial statements and the management report of Henkel KGaA have been prepared in accordance with German commercial law (HGB). The consolidated financial statements and the Group management report have been prepared according to International Financial Reporting Standards (IFRS) as adopted by the European Union, supplemented by the provisions under commercial law applicable according to §315a (1) of the German Commercial Code (HGB).

The auditors appointed for 2007 by the last Annual General Meeting – KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), Berlin, Germany – have examined the 2007 annual financial statements of Henkel KGaA and the 2007 consolidated annual financial statements including the management reports, together with the accounting records from which they were prepared, and have issued them with an unqualified opinion.

KPMG reports that the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Henkel KGaA in accordance with generally accepted German accounting principles, and that the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and of its cash flows for the year under review, in compliance with International Financial Reporting Standards. KPMG further confirms that the consolidated financial statements and Group management report for the year under review meet the requirements of §315a (1) of the German Commercial Code (HGB).

All the documentation relating to the annual financial statements and the recommendations by the personally liable managing partner for the appropriation of profits, and also the audit reports of KPMG, were laid before each member of the Supervisory Board in good time. We examined these documents and discussed them at our meeting of February 19, 2008. This was held in the presence of the auditors who reported on their main audit findings. As in previous years, we also convened on the preceding day in order to discuss in detail with the auditors, the Chairman of the Management Board and the Chief Financial Officer all aspects of the financial statements and the auditors' reports appearing to us to be of importance.

We received the audit reports and voiced our acquiescence therewith. We concur with the auditors' findings and, having concluded our own examination, see no reason for reservation or objection in respect of the financial statements presented. At our meeting of February 19, 2008, we approved the annual financial statements, the consolidated financial statements and the management reports as prepared by the personally liable managing partner in consultation with the other members of the Management Board, and we endorsed the recommendation by the personally liable managing partner for appropriation of the profit of Henkel KGaA. We also ratified our proposals for resolution to be presented before the Annual General Meeting. On this occasion, we likewise discussed the scope, focal points and costs of the audit of the financial statements.

Risk Management

We also received detailed information on the risk management system in place at Henkel, with quantification of major individual risks. Our considered opinion is that there is no apparent evidence of any risks that could endanger the continued existence of the corporation as a going concern. In the course of the year-end audit, KPMG likewise investigated the structure and function of the risk management system and found no cause for reservation. In our own view, too, the risk management system corresponds to the statutory requirements.

Membership of the Supervisory Board and of the Management Board

There were no changes in the composition of the Supervisory Board in 2007. Effective June 30, 2007, Dr. Jochen Krautter resigned his position as personally liable partner on the Management Board in order to take retirement.

The Supervisory Board thanks the Management Board and all Henkel employees for their hard work and commitment in 2007.

Düsseldorf, February 19, 2008



The Supervisory Board, Dipl.-Ing. Albrecht Woeste (Chairman) from left to right

Dr. Friedrich Stara
Executive Vice President Laundry & Home Care,
born 1949; with Henkel since 1976.

Dr. Lothar Steinebach
Executive Vice President Finance/Purchasing/IT/Law,
born 1948; with Henkel since 1980.

Prof. Dr. Ulrich Lehner[1)]
Chairman of the Management Board of Henkel KGaA, born 1946; with Henkel since 1981 including an interim break of three years.

[1)] Personally Liable Managing Partner



Kasper Rorsted
Executive Vice President Human Resources/ Infrastructure Services, born 1962; with Henkel since 2005; Vice-Chairman of the Management Board since January 1, 2007.

Hans Van Bylen
Executive Vice President Cosmetics/Toiletries, born 1961; with Henkel since 1984.

Alois Linder
Executive Vice President Adhesives Technologies, born 1947; with Henkel since 1979.



Successful with our Customers

The success of our customers in the retail, industrial and service segments is the focus of our activities. Our excellent partnership is founded on our innovation capabilities. We investigate the needs and desires of consumers throughout the world. That means that, with our brands and technologies, we are able to develop brand products and unique services that distinguish us in the eyes of our customers. It is here that we see the main reason for Henkel's 131-year success story – and for our mutual success going forward.

Innovation Power

We safeguard our brands and technologies around the world with more than 7,000 invention patents and with around 2,500 registered designs protecting our creative intellectual property.

Tailored Solutions

Our system of ideally matched quality products and services creates added value for our customers. And we offer everything from technical advice and support to individual process optimization.

Technological Know-How

We define adhesives precisely in accordance with the requirements of our customers, helping them to move ahead with efficiently engineered adhesive applications.

A Leader in New Trends

All our innovation processes are aligned to identifying the wishes and requirements of our customers and consumers – even before they themselves are aware of them.

Professional Training

Each year, well over 100,000 customer employees from manufacturing, construction and the maintenance, repair and overhaul trades attend our professional training courses, learning how to make their work easier, more effective and more efficient with our products. Henkel Cosmetics adopts a similar approach, each year training more than 200,000 professional hairdressers in the latest techniques and trends affecting the hair salon segment.

Key Accounts Worldwide

Large numbers of major industrial customers and retailers throughout the world put their faith in the constant, excellent quality of the products and services provided by Henkel. In 2007, over 150,000 customers received products and services directly from Henkel. Many more were served by distributors.

Worldwide Presence

We lead the markets in over 125 countries with our brands and technologies. And we employ 20,000 people in marketing, sales, research and development.

Globally Trusted Brands

Leading international brands such as Persil, Schwarzkopf and Loctite epitomize the confidence and loyalty that we generate in our customers and consumers.

Professional Advice

Our specialists are able to offer first-class ideas and know the answers to even the most difficult questions. In order to be able to provide competent and individual advice, we ensure that over 10,000 Henkel employees are in daily contact with our customers.

Top Brands

Persil Somat Pril Schwarzkopf Dial Fa

Purex Dixan Bref taft IGORA GLISS KUR

Vernel MiR Renuzit schauma RIGHT GUARD DIADERMINE

Laundry & Home Care

Heavy-duty detergents; fabric softeners; laundry conditioning products; dishwashing products; all-purpose cleaners; scouring agents; floor and carpet care products; bath and toilet cleaners; glass cleaners; kitchen cleaners; specialty cleaners; air fresheners and insecticides for household applications

Cosmetics/Toiletries

Hair shampoos and conditioners; hair colorants; hair styling and permanent wave products; toilet soaps; shower gels and bath products; deodorants; skin creams; skin care products; dental care and oral hygiene products; hair salon products

Our brands drive growth.

LOCTITE Teroson Ceresit P3

Liofol technomelt Adhesin

Pritt Pattex Bonderite Metylan Sista

Adhesives Technologies

Wallpaper pastes; ceiling, wall covering and tile adhesives; home decoration products; sealants; polyurethane foam fillers; cyanoacrylates; contact adhesives; wood glues; assembly adhesives; PVC pipe adhesives; flooring adhesives; waterproofing products; thermal insulation products; coatings; roofing products; glue sticks; glue rollers; correction products; adhesive tapes; industrial adhesives and sealants; surface treatment products; industrial cleaning agents; resins; soldering pastes; lubricants; preformed parts

Our brands excel through innovation, quality and trust. With them we create

added value for our customers.

2006, 2007, 2008 – Years of Innovation

Let's Innovate!

At the beginning of 2006, Henkel launched a three-year innovation offensive under the slogan "Let's Innovate!". During the first year, the focus was on increasing the awareness of all our employees of the importance of innovation. The core message was that every individual – regardless of their function and position – must help make Henkel more innovative. Henkel people around the world submitted more than 90,000 ideas and our innovation pool is brim full.

In 2007, the emphasis was on simplifying, standardizing and optimizing the processes initiated in 2006 so that the right innovation projects could be nucleated from the abundance of ideas submitted. Now the "Henkel Inno Gate" process has been established for this very purpose. It comprises all our innovation activities – from the initial idea through concept development and on to the market launch and monitoring phases. This means that, right across the corporation, our innovation projects are properly transparent, enabling them to be more systematically analyzed and prioritized.

In 2008, the focus will be on the extensive utilization of our innovation potential and on increasing the efficiency and efficacy of the ideas management process in order ultimately to enhance quality and increase our innovation rate. We also intend to intensify our external collaboration activities in the belief that the future lies in project-based cooperation. The guiding principle is to acquire knowledge from whatever sources come to light.


Persil
Somat7
Purex

Laundry & Home Care

100 Years of Persil

To mark its centennial, Persil was made better than ever: new formulation with unique active stain remover, new packaging for the liquid format and new brand design, winner of several prestigious awards.

Somat 7

Somat 7 contains not only a cleaning detergent, clear rinse substance, salt function, stainless steel shine enhancer and glass protection agent but now also a cleaning intensifier and a low-temperature activator effective at just 40°C.

Purex UltraConcentrate Natural Elements

This environmentally compatible concentrate with ingredients provided by nature saves on packaging and weight, making it easier to handle.

Innovations drive growth.

We also want to be perceived by the public as a leader in innovation, our objective being to generate 30 percent of our sales with brand products that are younger than three to five years old.


NEU
GLISS KUR
Fa
Natural
taft

Cosmetics/Toiletries

Gliss Kur Oil Nutritive

The first Gliss Kur line with rich argan and shea oils. It imparts visibly more shine to long hair and reduces split ends by up to 95 percent.

Fa Natural & Pure and Fa Natural & Soft

The first natural body wash line from Fa with fragrant essences and care vitamins from nature's store.

Taft Volume Power

The first hair styling series with the "push-up" effect for visibly more volume and bounce.


LOCTITE.
5610 A&B
ADHESIVE SEALANT
Pattex
PL600

Adhesives Technologies

Loctite 5610

Temperature-resistant two-pack silicone adhesive offering fast curability to optimize the production processes of our customers. Particularly suitable for the bonding of glass ceramic stove tops, microwave doors and baking ovens.

Pattex PL600 INSTANT TACK assembly adhesive

High initial adhesion and final strength, quick and simple to prepare and apply, universally suitable for internal and external applications, and easy to use even at low temperatures.

Dorus FD 150/6 LS

This innovative adhesive for the manufacture of high-gloss kitchen furniture improves the quality and efficiency of the production processes of our customers.

Our innovations satisfy ever-changing requirements. With them, we are able to open the door to **new market segments for our customers.**

Shares and Bonds

» **Share split implemented in the ratio 1:3**
» **Henkel shares reach historic high**
» **Share liquidity increased**
» **Growing international shareholder structure**

In order to further increase the liquidity and attractiveness of Henkel shares, particularly for private investors, we implemented a change in the quotation for both our ordinary and preferred shares on June 18, 2007, splitting both classes in the ratio 1:3 as approved by the Annual General Meeting of April 16, 2007.

Following two years of above-average increases, the price of Henkel shares rose once again in 2007. With a closing price of 38.43 euros, the preferred share improved by a further 3.4 percent compared to the prior-year figure, while the ordinary share gained 6.8 percent, ending the year at 34.95 euros. This means that, again in fiscal 2007, we achieved one of our most important corporate objectives, namely that of long-term value creation to the benefit of our investors.

Back in January, the preferred share reached a provisional historic high of 40.15 euros. Following publication of the figures for fiscal 2006, which fell below the expectations of the capital market, the share price

HENKEL PREFERRED SHARE PERFORMANCE VERSUS MARKET IN 2007
in euros[1]



50
40
30
37.16 euros
December 29, 2006
38.43 euros
December 28, 2007
Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
February 1, 2007: Publication of preliminary results for 2006
February 27, 2007: Publication of 2006 Annual Report
May 2, 2007: Publication of results for Q1 2007
August 1, 2007: Publication of results for Q2 2007
August 13, 2007: Signing of back-to-back agreement on National Starch businesses
November 7, 2007: Publication of results for Q3 2007
January 2007
December 2007

HENKEL PREFERRED SHARE PERFORMANCE VERSUS MARKET 1998 – 2007
in euros[1]



50
30
10
18.95 euros
December 30, 1997
22.07 euros
December 30, 1999
21.17 euros
December 29, 2001
20.67 euros
December 30, 2003
28.33 euros
Dec. 30, 2005
38.43 euros
December 28, 2007
Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
January 1998
December 2007

[1] basis: share split (1:3) of June 18, 2007

KEY DATA ON HENKEL SHARES 2003 – 2007

in euros[1]		2003	2004	2005	2006	**2007**
Earnings per share in accordance with IFRS[2]						
Ordinary share		1.43	1.73	1.75	1.97	**2.12**
Preferred share		1.45	1.75	1.77	1.99	**2.14**
Share price at year-end[3]						
Ordinary share		19.43	20.30	26.18	32.73	**34.95**
Preferred share		20.67	21.33	28.33	37.16	**38.43**
High for the year[3]						
Ordinary share		20.30	22.67	26.18	33.14	**37.50**
Preferred share		21.45	24.53	28.37	37.82	**41.60**
Low for the year[3]						
Ordinary share		14.63	17.50	20.32	25.66	**29.96**
Preferred share		16.48	18.67	21.46	28.21	**33.70**
Dividends						
Ordinary share		0.38	0.41	0.43	0.48	**0.51[4]**
Preferred share		0.40	0.43	0.45	0.50	**0.53[4]**
Market capitalization[3]	in billion euros	**8.7**	**9.1**	**11.8**	**15.1**	**15.9**
Ordinary share	in billion euros	5.0	5.3	6.8	8.5	**9.1**
Preferred share	in billion euros	3.7	3.8	5.0	6.6	**6.8**

[1] basis: share split (1:3) of June 18, 2007 [2] comparable; 2004 restated and comparable [3] closing share prices, Xetra trading system [4] proposed

decreased in February and, at 33.70 euros in mid March, reached its lowest mark for the year. After a recovery in the quoted prices during the following months and attainment of a new historic high of 41.60 euros at the beginning of July, share performance in the course of the second half of the year initially softened, as did the overall market. From the middle of August and especially following publication of our figures for the third quarter at the beginning of November, the price of our shares began again to head in an upward direction.

Nevertheless, the performance of the preferred share, as seen across the year, lagged behind the DAX index, which grew by 22.3 percent. Also in comparison with the industry benchmark, the Dow Jones Euro Stoxx Consumer Goods index, which rose by 16.6 percent compared to the prior-year figure, the showing of our preferred share was weaker.

Fiscal 2007 saw a further increase in the trading volumes of our shares, with 1.7 million preferred shares on average changing hands every trading day (previous year: 1.2 million). In the case of our ordinary shares, the average at 288,200 per trading day was around double the total of the previous year. The market capitalization of our ordinary and preferred shares increased from 15.1 billion euros to 15.9 billion euros.

Shareholders who invested 1,000 euros when Henkel's preferred shares were issued in 1985, and then reinvested the dividends received (excluding taxes) in the stock, would have had a portfolio value of about 11,200 euros by the end of 2007. This represents an investment growth rate of 1,020 percent or an average yield of 11.5 percent per year. Over the same period, DAX tracking would have provided an annual yield of 9.2 percent.

Henkel Shares Listed in all Major Indexes

Henkel shares are predominantly traded on the Xetra electronic market of the Frankfurt Stock Exchange. Henkel is also represented on the floor of this and the other regional stock exchanges in Germany. In the USA, investors are able to acquire Henkel preferred and ordinary shares by way of stock ownership certificates obtained through the Sponsored Level I ADR (American Depositary Receipt) program. The number of ADRs representing ordinary and preferred shares outstanding at the end of the year increased to around 9.0 million (end of 2006: 5.7 million).

The international significance of Henkel preferred shares derives not least from their inclusion in major indexes that serve as important indicators for the capital markets and as benchmarks for fund managers.

As a DAX stock, Henkel counts among the 30 most important listed corporations in Germany. At the end of 2007, the market capitalization of the DAX-relevant preferred shares was 6.8 billion euros, placing Henkel at number 25 in the DAX rankings; in terms of trading volumes, Henkel was 28th on the list. Our DAX

SHARE DATA

	Preferred	Ordinary
Security Code No.	604843	604840
ISIN Code	DE0006048432	DE0006048408
Stock Exch. Symbol	HEN3.ETR	HEN.ETR
Number of Shares	178,162,875	259,795,875

weighting is 0.86 percent. The Henkel preferred share is further included in the international indexes MSCI Europe, Dow Jones Stoxx 600 and FTSE World Europe. On June 18, 2007, the Henkel preferred share was also incorporated within the Dow Jones Titans 30 Personal & Household Goods index comprising the thirty most important companies operating in the personal and household goods category worldwide.

In addition to the ethical indexes Dow Jones Stoxx Sustainability and FTSE4Good, the Henkel preferred share has, since September 24, also been part of the Dow Jones Sustainability World index, which in sustainability terms makes Henkel a global leader in our sector.

International shareholder structure

According to notices of disclosure received by the company, the Henkel family owns a majority of the ordinary shares amounting to 51.48 percent. In June 2007, Jahr

INSTITUTIONAL INVESTORS
HENKEL PREFERRED SHARES BY REGION



Rest of World 8 %
USA 27 %
Rest of Europe 22 %
France 8 %
Germany 14 %
UK 21 %

Source: Thomson Financial

Vermögensverwaltung GmbH & Co. KG, Hamburg, Germany, sold a major portion of its 6.11 percent participation in ordinary shares previously held. Aside from the notifications received from the members of the Henkel family, we have no further notices of disclosure from other shareholders indicating a notifiable shareholding in excess of 3 percent of the voting shares.

The ownership pattern of our preferred shares – the significantly more liquid class of stock – is wholly diversified. Around 60 percent of these shares are owned by institutional investors with globally spread shareholdings.

Around 7.5 million preferred shares have been repurchased in the past by Henkel KGaA for the corporation's Stock Incentive Plan. As of December 31, 2007, our treasury stock amounted to 5.0 million preferred shares.

Employee shares in high demand

Since 2001, Henkel has been operating a share ownership plan for all employees worldwide, known as the Employee Share Program or ESP. For each euro invested by an employee (limited to 4 percent of salary up to a maximum of 4,000 euros per year), Henkel added an additional 33 cents in the year under review. The number of participants in this plan increased once again in 2007, with some 11,000 employees in around 50 different countries buying Henkel shares. At year-end, 14,100 employees held a total of 3.3 million shares within the ESP, representing around 1.8 percent of total preferred shares outstanding. The vesting period for newly acquired shares is three years.

Henkel Bonds

Henkel is represented in the international bond markets by two bonds with a total volume of 2.3 billion euros.

BOND DATA

	Senior Bond	Hybrid Bond
Volume	1.0 bn euros	1.3 bn euros
Nominal Coupon	4.25 %	5.375 %
Coupon Payment Date	June 10	November 25
Maturity	June 10, 2013	Nov. 25, 2104[1]
Listing	Frankfurt	Luxembourg
Security Code No.	664196	A0JBUR
ISIN Code	DE0006641962	XS0234434222

[1] first call option for Henkel on November 25, 2015

In May 2003, Henkel KGaA issued a senior bond for 1.0 billion euros. This is also described as a benchmark bond because, due to its large volume and its liquidity, it provides a good yardstick for the market's assessment of Henkel's creditworthiness.

In November 2005, Henkel issued a subordinate hybrid bond in the amount of 1.3 billion euros. The proceeds of the bond were allocated to a special CTA (Contractual Trust Arrangement) for the purpose of financing a major portion of the company's pension obligations in Germany.

Further detailed information regarding these bonds, the current developments of their respective prices and the associated risk premium (credit margin) can be found on our website (www.henkel.com/bonds).

Committed to Capital Market Communication

Henkel places great importance on meaningful dialog with both investors and financial analysts. In more than 30 capital market conferences and roadshows held in Europe and North America, institutional investors and financial analysts were afforded the opportunity to talk directly with our top management. In addition, there were numerous telephone conferences and one-on-one meetings – amounting to more than 500 events in all.

Moreover, we provided investors and analysts with specific insights into our operating business sectors. At the Analyst and Investor Meeting held in Düsseldorf on February 27, 2007, we focused both on the 100th anniversary of Persil and on the merger of Consumer and Craftsmen Adhesives and Henkel Technologies to create the new business sector Adhesives Technologies. At our conference in Munich on November 7, 2007, we provided information on the planned acquisition and integration of the business segments Adhesives and Electronic Materials of National Starch. Future-aligned innovations in the area of adhesives, sealants and surface treatment were also presented on this occasion at our Technology Center in neighboring Garching. On November 26, 2007, the date of the "British Hairdressing Awards", we gathered in London to provide an overview of the latest developments to come out of our Cosmetics/Toiletries business.

Private investors are able to obtain all relevant information through telephone inquiry or at the Investor Relations website at www. henkel.com/ir. This also

ANALYST RECOMMENDATIONS


Sell **16 %**
Buy **48 %**
Hold **36 %**

as per December 31, 2007; basis: 28 financial analysts

serves as the medium for the live broadcast of telephone and analyst conferences, plus the Annual General Meeting, the latter also offering the possibility of obtaining extensive information from Henkel's management.

The quality with which capital market communications are conducted is evaluated by independent ranking organizations, and our Investor Relations team again received a number of accolades in 2007. For example, in the Investor Relations Awards conferred by Germany's "Capital" magazine, Henkel took fourth place among the DAX companies. And our Investor Relations team also garnered top positions in various comparisons with European corporations in the Home & Personal Care category.

Henkel Shares and Bonds Monitored by Numerous Financial Analysts

Henkel is tracked by a number of financial analysts – primarily in Germany, the UK and the USA. Over 40 analysts regularly publish studies and commentaries on current developments at the company.

You will find a **Financial Calendar** with all our important dates on the inside back cover of this Annual Report.

Corporate Governance at Henkel KGaA

Corporate Governance in the sense of responsible, transparent management and control of the company aligned to the long-term increase in shareholder value has long been an essential component of our corporate culture, and will remain so into the future.

Consequently, the Management Board, Shareholders' Committee and Supervisory Board have committed to the following principles:

- **Value creation as the foundation of our managerial approach**
- **Sustainability as a criterion for responsible management**
- **Transparency underpinned by an active and open information policy**

I. Corporate Governance Report

This Corporate Governance Report describes the principles of the management and control structure and also the essential rights of shareholders of Henkel KGaA; in addition, it explains the special features that arise from our particular legal form and our Articles of Association as compared to a joint stock corporation. It takes into account the recommendations of the German Corporate Governance Code and contains all the information required according to §289 (4) and §315 (4) of the German Commercial Code (HGB).

Legal Form

Henkel is a "Kommanditgesellschaft auf Aktien" (KGaA), i.e. a partnership limited by shares and incorporated under German law. Like a German "Aktiengesellschaft" (AG) [joint stock corporation], a KGaA is a company with its own legal personality (i.e. it is a legal person). Unlike an AG, it has two classes of shareholder or "partner". At least one partner assumes unlimited liability in respect of the company's creditors (personally liable partner). The other partners participate in the capital stock, which is split into shares, and their liability is limited by these shares (limited partners). A KGaA is therefore a hybrid of a joint stock corporation and a limited commercial partnership. It is predominantly governed by the German Joint Stock Corporation Act (AktG).

Division of the Capital Stock, Shareholder Rights

Following implementation of the share split in the ratio 1:3 as approved by the Annual General Meeting of April 16, 2007, the capital stock of the corporation amounts to 437,958,750 euros. It is divided into a total of 437,958,750 bearer shares of no par value (share certificates), of which 259,795,875 are ordinary shares (proportion of capital stock: 259,795,875 euros or 59.3 percent) and 178,162,875 preferred shares (proportion of capital stock: 178,162,875 euros or 40.7 percent).

Each ordinary share grants to its holder one vote. The preferred shares accord to their holder all shareholder rights apart from the right to vote. Unless otherwise resolved in General Meeting, the unappropriated profit is distributed as follows: first, the holders of preferred shares receive a preferred dividend in the amount of 0.04 euros per preferred share. The holders of ordinary shares then receive a dividend of 0.02 euros per ordinary share, with the residual amount being distributed to the holders of ordinary and preferred shares in accordance with the proportion of the capital stock attributable to them (Article 35 of the Articles of Association). Cancellation or limitation of this preferred dividend requires the consent of the holders of preferred shares. If the preferred dividend is not paid out either in part or in whole in a year, and the arrears are not paid off in the following year together with the full preferred share dividend for that second year, the holders of preferred shares are accorded voting rights until such arrears are paid.

The shareholders exercise their rights in the Annual General Meeting as per the relevant statutory provisions and the Articles of Association of Henkel KGaA. In particular, they may vote (as per entitlement), speak on agenda items, ask questions and propose motions.

Approved Capital, Share Buy-back

According to Art. 6 (5) of the Articles of Association, there is an authorized capital limit. Acting within this limit, the personally liable partners are authorized, subject to the approval of the Supervisory Board and of the Shareholders' Committee, to increase the capital stock of the corporation in one or several acts until April 9, 2011, by up to a total of 25,600,000 euros through the issue for cash of new preferred shares with no voting rights. All shareholders are essentially assigned pre-emptive rights. However, these may be set aside provided that the issue price of the new shares is not significantly below the quoted market price of the shares of the same class at the time of final stipulation of the issue price, and also when disposing of fractional amounts of shares. This ensures that the company can cover any future capital requirements, even at short notice, while still adequately safeguarding the interests of existing shareholders.

In addition, the personally liable partners are authorized to purchase ordinary and/or preferred shares of the corporation at any time up to October 15, 2008, subject to the condition that the shares acquired on the basis of such authorization, together with the other shares that the corporation has already acquired and holds as treasury stock, shall not at any time exceed 10 percent in total of the capital stock. This authorization can be exercised for any legal purpose. To the exclusion of the pre-emptive rights of existing shareholders, treasury stock may be used to operate the Stock Incentive Plan of the Henkel Group. The shares may be transferred to third parties for the purpose of acquiring companies or participating in companies. Treasury stock may also be sold to third parties against payment in cash, provided that the selling price is not significantly below the quoted market price at the time of share disposal. Through this authorization, the corporation is in a position to realize the advantages associated with the acquisition of treasury stock to the benefit of the corporation and its shareholders, while adequately safeguarding the assets and investment interests of shareholders.

Major Shareholders

According to notifications received by the company on July 8, 2004, a total of 51.48 percent of the voting rights are held by parties to the Henkel family's share-pooling agreement. This agreement was concluded between members of the families of the descendants of company founder Fritz Henkel; it contains restrictions with respect to transfers of the ordinary shares covered (Art. 7 of the Articles of Association).

Management Board/Supervisory Board/ Shareholders' Committee

At Henkel KGaA, the duties of the Board of Directors of a German joint stock corporation are performed by the Management Board. This comprises the personally liable partner(s) plus other duly appointed members, and is headed by a Chairman (§278 (2), §283 of the German Joint Stock Corporation Act (AktG) in conjunction with Art. 11 of the Articles of Association).

In accordance with Germany's Codetermination Act of 1976, Henkel also has a Supervisory Board with 16 members made up of an equal number of shareholder and employee representatives. Its purpose is to advise and to monitor the Management Board in its stewardship of the corporation.

According to the Articles of Association, in addition to the Supervisory Board, Henkel also has a standing Shareholders' Committee which, in lieu of the General Meeting, engages in the management of the corporation, appoints and dismisses personally liable partners, appoints and dismisses the Chairman of the Management Board and the other members of the Management Board, and regulates their legal relationships (§278 (2) AktG in conjunction with §114 and §161 HGB and Art. 8, 11 and 26 of the Articles of Association). Major management activities such as significant acquisitions, investments, divestments, financial and personnel measures require the approval of the Shareholders' Committee.

The Shareholders' Committee has established a Finance and also a Human Resources Subcommittee drawn from among its members. The Finance Subcommittee deals principally with the financial matters, accounting issues including the year-end audit, taxation and accounting policy, and the internal audit and risk management of the corporation. The Human Resources Subcommittee deals principally with preparatory personnel matters relating to the Management Board, human resources strategy, and remuneration.

The Management Board, the Shareholders' Committee and the Supervisory Board work closely together for the good of the corporation. The Management Board agrees the strategic direction of the corporation with the Shareholders' Committee, and the two bodies regularly consult on progress in its implementation.

Some members of the Supervisory Board and of the Shareholders' Committee are or were in the past holders of leading positions in other companies. To the extent that Henkel transacts business with these companies, dealings are conducted in strict compliance with the arm's length principle. In our view, the independence of the members concerned is not affected by such relations.

General Meeting

The General Meeting of Henkel KGaA essentially has the same rights as the shareholders' meeting of a German joint stock corporation (AG). In addition, it votes on the adoption of the annual financial statements of the corporation and the appointment of members of the Shareholders' Committee, formally approves the actions of the Shareholders' Committee Members. Numerous resolutions passed in General Meeting, such as the adoption of the annual financial statements, require the approval of the personally liable partner(s).

Unless otherwise required by mandatory provisions of statute or the Articles of Association, the resolutions of the General Meeting are adopted by simple majority and, inasmuch as a majority of shares is required by statute, by simple majority of the voting stock represented (Art. 24 of the Articles of Association). This also applies to changes in the Articles of Association; modifications to the object of the company require a three-quarters' majority (§179 (2) AktG).

II. Application of the German Corporate Governance Code

Notwithstanding the special features arising from its legal form and Articles of Association, Henkel KGaA complies with the main recommendations ("shall" provisions) of the German Corporate Governance Code, with two exceptions: in order to protect the legitimate interests and private spheres of the members of the corporate bodies who are also members of the Henkel family, their individual shareholdings are not disclosed unless required by other statutory obligations. The Code requires disclosure of shareholdings in excess of 1 percent. Moreover, the members of the Nomination Committee of the Supervisory Board receive no additional remuneration.

Henkel also complies with all the suggestions ("may/should" provisions) of the Code. The corresponding declarations of compliance can be found on our website at www.henkel.com/ir.

In accordance with the Declaration of Compliance, the following details are disclosed in relation to notifiable shareholdings: The aggregate shares held by the members of the Supervisory Board and the Shareholders' Committee exceed in both cases 1 percent of the shares issued by the corporation. The aggregate shareholding of the members of the Management Board is less than 1 percent of the shares issued by the corporation.

In fiscal 2007, members of the Management Board, Supervisory Board and Shareholders' Committee or persons closely related to them notified 20 transactions per §15a WpHG (Securities Trading Act, "Directors' Dealings"). Of these transactions, one involved the purchase of preferred shares and five the sale of preferred shares with share numbers ranging between 35 and

20,753; ten of these transactions related to swaps of preferred and ordinary shares involving share numbers of between 933 and 166,946. In addition, four put and call options were exercised with respect to 110,000 preferred shares and 120,000 ordinary shares.

For further details in this regard, and also in relation to corporate governance in general, please go to our website at www.henkel.com/ir.

III. Corporate Compliance

Henkel is committed to ensuring that all business transactions are conducted in an ethically irreproachable, legal fashion. In order to maintain compliance in this regard, the Management Board has introduced a range of binding rules and regulations in the form of various codes, standards and directives which are regularly reviewed and revised where appropriate. These rules also cover the procedures to be adopted in the event of complaints or suspicion of malpractice. In addition to our internal reporting system and complaint registration channels, employees may also, for the purpose of reporting serious violations, use a Compliance Line operated by an external service-provider.

Given the increasing requirements and growing complexities characterizing this sphere, Henkel has now merged the previously decentrally managed compliance functions and appointed a Chief Compliance Officer (CCO). The CCO is responsible for compliance-related activities undertaken at the corporate level, monitors the degree of fulfillment of both internal and external regulations, reports on findings in this respect and supports the corporation in the further development and implementation of the associated standards, assisted by the Internal Audit unit which reports to said CCO.

Our corporate compliance activities are focused on the fields of safety, health and the environment, antitrust law and the fight against corruption. Further compliance-relevant areas relate to capital market law. In addition to the legal provisions, internal codes of conduct have been put in place to regulate the treatment of information with the potential to affect share prices. There are also rules that go beyond the legal requirements, governing the behavior of the members of the Board of Management, the Shareholders' Committee and the Supervisory Board, and also employees of the corporation who, due to their function or involvement in projects, have access to insider information.

IV. Remuneration Report

This Remuneration Report provides an outline of the compensation system for the Management Board, the Supervisory Board and the Shareholders' Committee of Henkel KGaA, and also indicates the level and structure of the remuneration paid.

It takes into account the recommendations of the German Corporate Governance Code and contains all the information required according to the provisions of the German Commercial Code (HGB) as amended by the Disclosure of Management Remuneration Act; this information has therefore not been repeated in the Notes to the Consolidated Financial Statements.

1. Remuneration of the Management Board

Regulation

The remuneration of the members of the Management Board is regulated by the Human Resources Subcommittee of the Shareholders' Committee, which regularly reviews the compensation system in terms of structure and amounts involved. In so doing, it takes into account the size and international activities of the corporation, its economic position and the level and structure of remuneration in similar companies in order to ensure the competitiveness of the compensation package.

Structure and Amounts

In accordance with the objective of achieving a continuous and sustainable increase in shareholder value, the remuneration of the Management Board is characterized by a high proportion of performance-related compensation. The package comprises three components: a fixed salary, a variable performance-related short-term cash payment (short-term incentive/STI) and a variable performance-related long-term incentive (LTI) in the form of a share-based payment. Added to these emoluments are ancillary benefits and earnings-linked pension entitlements. The components in detail:

Fixed Salary

The amount of fixed salary is determined on the basis of the functions and responsibilities of the recipients concerned, their time of tenure as members of the Management Board, and prevailing market conditions. It is paid on a monthly basis.

Short-term Incentive (STI)

The performance criteria governing the short-term incentive are primarily return on capital employed (ROCE) and earnings per preferred share (EPS). The individual performance of the Management Board member concerned, and the size, significance and development of the business/management sector(s) involved are also taken into account. Payment is made in arrears on an annual basis as a function of the performance achieved in the immediately preceding financial year.

Long-term Incentive (LTI)

Each member of the Management Board is allocated, as a function of the absolute increase in the price of the Henkel preferred share and the increase in the earnings per Henkel preferred share (EPS) achieved over a period of three years (performance period), the cash equivalent of up to 10,800 preferred shares – so-called Cash Performance Units – per financial year (= tranche). The number of shares takes into account the split in the ratio of 1:3 implemented in 2007 and is equivalent to 3,600 old shares. On expiry of the performance period, the number and the value of the Cash Performance Units due are determined and the resulting tranche income is paid in cash. Each member of the Management Board participating in the tranche is required to acquire a personal stake by investing in Henkel preferred shares to the value of 25 percent of the gross tranche payout, and to place these shares in a blocked custody account with a five-year drawing restriction.

In the event of an absolute rise in the share price during the performance period of at least 15 percent, 21 percent or 30 percent, each participant is allocated 1,800, 3,600 or 5,400 Cash Performance Units (CPUs) respectively. To calculate the share price increase, the average price in January of the tranche issue year is compared to the average price in January of the third financial year following the issue year (reference price). If, during the performance period, earnings per preferred share increase by at least 15 percent, 21 percent or 30 percent, each participant is allocated a further 1,800, 3,600 or 5,400 CPUs respectively. To calculate the increase in earnings per preferred share (EPS), the EPS of the financial year prior to the year of issue is compared to that of the second financial year following the year of issue. The calculation is based on the approved and endorsed consolidated financial statements of the respective financial years as duly audited and provided with an unqualified opinion, whereby EPS is also adjusted for exceptional items. The monetary value per Cash Performance Unit essentially corresponds to the reference price of the Henkel preferred share. A ceiling value (cap) is imposed in the event of extraordinary share price increases.

Other Emoluments

The other emoluments largely relate to benefits arising out of standard insurance policies and the provision of a company car.

Other Regulatory Provisions

The contracts of employment of the members of the Management Board do not contain any specific provision for severance pay in the event of premature termination of the employment relationship.

In the event of members of the Management Board taking retirement, they are entitled to continued payment of their remuneration for a further six months, but not beyond the month of their 65th birthday.

The corporation maintains on behalf of members of corporate bodies and employees of Henkel a third-party group insurance policy (D&O insurance) protecting against consequential loss, which policy also covers members of the Management Board. An appropriate own-risk deductible has been set with respect to the members of the Management Board.

Remuneration in 2007

The total compensation paid to members of the Management Board for the performance of their duties for and on behalf of Henkel KGaA and its subsidiaries during the year under review amounted to 16,219k euros (2006: 15,246k euros). Of the total cash emoluments of 14,310k euros (2006: 13,641k euros) paid in respect of 2007, 4,128k euros was in fixed salary (2006: 3,948k euros), 9,969k euros for the STI (2006: 9,423k euros) and 213k euros in other emoluments (2006: 271k euros). Also included in the total remuneration are the Cash Performance Units granted to the members of the Management Board for 2007 as LTI, which become payable in 2010 as a function of the degree of attainment of the associated performance targets. It is a legal requirement that a value be disclosed in the year of grant, and this value has been calculated based on an assumed increase of both parameters (EPS/share price) of 21 percent over the performance period, giving an imputed amount of 1,908k euros (2006: 1,605k euros).

The remuneration of the individual members of the Management Board for the year under review are indicated in the table below together with a breakdown according to the individual components referred to above.

The remunerations of the personally liable managing partners are subject to turnover tax (VAT). As a deductible input tax, this represents no net burden for Henkel KGaA. Therefore, the tax amounts have not been included in the above data.

REMUNERATION OF THE MANAGEMENT BOARD

in k euros		Cash components					
		Fixed salary	Short-term incentive	Other emoluments	**Total cash emoluments**	Value of long-term incentive[1]	**Total remuneration[1]**
Prof. Dr. Ulrich Lehner	**2007**	900.0	2,286.3	38.3	**3,224.6**	151.2	**3,375.8**
	2006	768.0	2,002.5	49.0	**2,819.5**	198.7[2]	**3,018.2[2]**
Dr. Jochen Krautter	**2007**	300.0	705.0	13.5	**1,018.5**	56.7	**1,075.2**
(until June 30, 2007)	2006	546.0	1,305.0	39.3	**1,890.3**	127.9[2]	**2,018.2[2]**
Alois Linder	**2007**	600.0	1,427.5	20.7	**2,048.2**	340.1	**2,388.3**
	2006	546.0	1,205.0	42.0	**1,793.0**	255.7	**2,048.7**
Kasper Rorsted	**2007**	576.0	1,407.5	68.6	**2,052.1**	340.1	**2,392.2**
	2006	516.0	1,235.0	46.7	**1,797.7**	255.7	**2,053.4**
Dr. Friedrich Stara	**2007**	576.0	1,377.5	34.9	**1,988.4**	340.1	**2,328.5**
	2006	516.0	1,235.0	37.3	**1,788.3**	255.7	**2,044.0**
Dr. Lothar Steinebach	**2007**	600.0	1,387.5	20.4	**2,007.9**	340.1	**2,348.0**
	2006	546.0	1,235.0	27.5	**1,808.5**	255.7	**2,064.2**
Hans Van Bylen	**2007**	576.0	1,377.5	16.9	**1,970.4**	340.1	**2,310.5**
	2006	510.0	1,205.0	28.7	**1,743.7**	255.7	**1,999.4**
Total	**2007**	**4,128.0**	**9,968.8**	**213.3**	**14,310.1**	**1,908.4**	**16,218.5**
		25.5 %	**61.5 %**	**1.3 %**		**11.7 %**	**100.0 %**
Total	2006[3]	3,948.0	9,422.5	270.5	**13,641.0**	1,605.1	**15,246.1**
		25.9 %	61.8 %	1.8 %		10.5 %	**100.0 %**

[1] 2007 LTI payout in 2010; these figures will only be attained in the event of EPS/share price increasing by 21 percent in the performance period

[2] 2006/2007 LTI calculated for Messrs. Lehner/Krautter only up to time of departure in 2008/2007 respectively

[3] after adjusting for changes that took place in 2006

Pension Benefits

The retirement pension for members joining the Management Board before January 1, 2005 amounts to a certain percentage of the last paid fixed salary (defined benefit). For these Management Board members, the amount payable is set at 60 percent of the final fixed salary in the event of retirement after their 62nd birthday. The actual percentage individually determined for each executive is made up of two components: the so-called base percentage rate derived from the vested pension entitlement earned prior to entry into the Management Board, and an annual percentage increase of the base percentage during the executive's membership of the Management Board.

Effective January 1, 2005, the pension system for new members of the Management Board was changed to a defined contribution scheme. Once a covered event occurs, the members of the Management Board receive a superannuation endowment in the form of a lump-sum payment combined with a continuing basic annuity. The superannuation endowment comprises the total of annual contributions calculated on the basis of a certain percentage of the fixed salary and of the short-term incentive, this percentage being the same for all members of the Management Board. Any vested pension rights earned within the corporation prior to the executive's joining the Management Board are taken into account as start-up units. This ensures the establishment of a performance-related pension system.

The pension benefits or contributions to pensions in the period under review accruing to the members of the Management Board as of the balance sheet date are shown in the tables below.

A total of 61,878k euros (2006: 61,177k euros) has been provided for pension obligations to former members of the Management Board of Henkel KGaA and the former directors of its legal predecessor, or their surviving dependants. Amounts paid to such recipients during the year under review totaled 6,097k euros (2006: 5,137k euros).

DEFINED BENEFIT

in euros	Retirement pension p.a. on onset of pension as of balance sheet date	Change in pension provisions for 2007
Prof. Dr. Ulrich Lehner	540,000.00	15,108
Dr. Jochen Krautter (until June 30, 2007)	378,000.00	–172,992
Alois Linder	342,000.00	–76,264
Dr. Lothar Steinebach	330,000.00	–116,045

DEFINED CONTRIBUTION

in euros	Superannuation endowment (lump sum)		Basic annuity	
	Total lump sum	Addition to superannuation endowment for 2007	Total basic annuity (p.a.)	Addition to basic annuity for 2007
Kasper Rorsted	599,760.00	315,090.00	775.27	268.99
Dr. Friedrich Stara	521,100.00	315,090.00	364.15	139.97
Hans Van Bylen	511,244.10	309,690.00	666.07	255.60

2. Remuneration of the Supervisory Board and of the Shareholders' Committee

Regulation

The remuneration for the Supervisory Board and the Shareholders' Committee has been approved in General Meeting; the corresponding provisions are contained in Articles 17 and 33 of the Articles of Association.

Structure and Amounts

The structure and amount of the remunerations are commensurate with the size of the corporation, its economic success and the functions performed by the Supervisory Board and Shareholders' Committee respectively and the economic success of the corporation.

The remuneration is made up of three components, a fixed fee, a variable, dividend-related bonus and a variable performance-related long-term incentive (LTI). The details:

Fixed Fee

Each member of the Supervisory Board and of the Shareholders' Committee receives a fixed fee of 20,000 euros and 50,000 euros per year respectively. The higher fixed fee in the latter case is due to the fact that, as required by the Articles of Association, the Shareholders' Committee is involved in business management activities.

Dividend Bonus

Each member of the Supervisory Board and of the Shareholders' Committee further receives an annual bonus of 2,400 euros for every full 0.02 euros by which the preferred dividend paid out for the prior year exceeds 0.25 euros.

Long-term Incentive

As a long-term incentive, each member of the Supervisory Board and of the Shareholders' Committee receives an additional cash payment each year, the amount of which depends on the increase in earnings per preferred share over a three-year reference period. The EPS of the financial year preceding the payment-related year is compared with the EPS of the second financial year following the payment-related year. If the increase is at least 15 percent, an amount of 600 euros is paid for each full percentage point of the total achieved increase. If the increase reaches a minimum of 21 percent, the amount paid per percentage point is 700 euros, and if the increase is a minimum of 30 percent, the amount paid per percentage point is 800 euros. The calculation of the increase is based on the endorsed and approved consolidated financial statements of the respective financial years as audited and provided with an unqualified opinion, whereby EPS is also adjusted for exceptional items.

The total of the dividend bonus and the long-term incentive is, however, limited to 50,000 euros (cap).

Remuneration for Chairpersons/ Vice-Chairpersons/Subcommittee Members

The Chairperson of the Supervisory Board and the Chairperson of the Shareholders' Committee each receives double the amount, and the Vice-Chairperson in each case one-and-a-half times the amount accruing to an ordinary member. Members of the Shareholders' Committee who are also members of one or more subcommittees of the Shareholders' Committee each additionally receive remuneration equivalent to the initial amount; if they are the chairperson of one or more subcommittees, they receive double.

Other Regulatory Provisions

The members of the Supervisory Board receive an attendance fee amounting to 500 euros for each meeting in which they participate. In addition, the members of the Supervisory Board and of the Shareholders' Committee are reimbursed expenses arising from the pursuit of their mandates. The members of the Supervisory Board are also reimbursed the turnover tax (VAT) payable on their total remunerations and reimbursed expenses.

The corporation maintains on behalf of members of corporate bodies and employees of the Henkel company a third-party group insurance policy protecting against consequential loss, which policy also covers members of the Supervisory Board and of the Shareholders' Committee. An appropriate own-risk deductible has been set with respect to the members of both corporate bodies.

Remuneration in 2007

Total remuneration paid to the members of the Supervisory Board (fixed fee, dividend bonus, LTI 2007 and attendance fee) for the year under review amounted to 1,226k euros plus turnover tax (2006: 1,163k euros plus turnover tax). Of the total cash emoluments paid for 2007 (fixed fees, dividend bonus and attendance fees) amounting to 969k euros plus turnover tax of 174k euros (2006: 906k euros plus turnover tax of 131k euros), 350k euros was for fixed fees, 588k euros was in dividend bonus and 31k euros was for attendance fees.

The total remuneration of the members of the Shareholders' Committee for the year under review (fixed fee, dividend bonus and LTI 2007, including the components payable for subcommittee activity) amounted to 2,260k euros (2006: 2,273k euros). Of the total cash emoluments paid for 2007 (fixed fee and dividend bonus, including the components payable for subcommittee activity) amounting to 1,922k euros (2006: 1,920k euros), 1,149k euros was for fixed fees and 773k euros was in dividend bonus.

The dividend bonus in each case was based on a dividend of 0.53 euros per preferred share.

Also included in the total remuneration figures is the long-term incentive (LTI) for 2007 granted to the members of the Supervisory Board and of the Shareholders' Committee in the form of a deferred conditional payment entitlement which will be paid out following the 2010 Annual General Meeting as a function of the earnings per preferred share (EPS) achieved in fiscal 2009. It is a legal requirement that an LTI value be disclosed in the year of grant. According to our Articles of Association, the total of dividend bonus and LTI is limited to a ceiling of 50k euros per ordinary member.

Given this upper maximum, and assuming an increase in EPS of 21 percent in the performance period, the totals applicable for 2007 are 257k euros for the Supervisory Board and 338k euros for the Shareholders' Committee (including remuneration components for subcommittee activity).

The remuneration of the individual members of the Supervisory Board and of the Shareholders' Committee, broken down according to the above-mentioned components, are presented in the following tables:

REMUNERATION OF THE SUPERVISORY BOARD

in euros		Cash components					
		Fixed fee	Dividend bonus	Attendance fee	**Total cash emolu-ments**	Value of long-term incentive[1]	**Total remunera-tion[1]**
Dipl.-Ing. Albrecht Woeste, Chairman	**2007**	40,000	67,200	2,000	**109,200**	29,400	**138,600**
	2006	40,000	60,000	2,000	102,000	29,400	131,400
Winfried Zander, Vice-Chairman	**2007**	30,000	50,400	2,000	**82,400**	22,050	**104,450**
	2006	30,000	45,000	2,000	77,000	22,050	99,050
Dr. Friderike Bagel	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Engelbert Bäßler	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Hans Dietrichs	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Benedikt-Joachim Freiherr von Herman (until April 10, 2006)	**2007**	–	–	–	**–**	–	**–**
	2006	5,425	8,137	500	14,062	3,987	18,049
Bernd Hinz	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Thomas Manchot (since April 10, 2006)	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	14,575	21,863	1,500	37,938	10,713	48,651
Prof. Dr. Dr. h.c. mult. Heribert Meffert	**2007**	20,000	33,600	1,500	**55,100**	14,700	**69,800**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Andrea Pichottka	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber	**2007**	20,000	33,600	1,500	**55,100**	14,700	**69,800**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Heinrich Thorbecke (until April 10, 2006)	**2007**	–	–	–	**–**	–	**–**
	2006	5,425	8,137	500	14,062	3,987	18,049
Konstantin von Unger (since April 10, 2006)	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	14,575	21,863	1,500	37,938	10,713	48,651
Michael Vassiliadis	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	1,500	51,500	14,700	66,200
Bernhard Walter	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	1,500	51,500	14,700	66,200
Werner Wenning	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Dr. Anneliese Wilsch-Irrgang	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Rolf Zimmermann	**2007**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2006	20,000	30,000	2,000	52,000	14,700	66,700
Total	**2007**	**350,000**	**588,000**	**31,000**	**969,000**	**257,250**	**1,226,250**
	2006	350,000	525,000	31,000	906,000	257,250	1,163,250

[1] LTI payout in 2010; these figures will only be attained in the event of EPS/share price increasing by 21 percent in the performance period; amounts disclosed exclude turnover tax

REMUNERATION OF THE SHAREHOLDERS' COMMITTEE

in euros		Cash components					
		Fixed fee	Dividend bonus	Fee for sub-committee activity[3]	**Total cash emoluments**	Value of long-term incentive[1]	**Total remuneration[2]**
Dipl.-Ing. Albrecht Woeste, Chairman (Chairman Human Resources Subcommittee)	**2007**	100,000	67,200	167,200	**334,400**	58,800	**393,200**
	2006	100,000	60,000	160,000	320,000	58,800	378,800
Stefan Hamelmann, Vice-Chairman (Vice-Chairman Finance Subcommittee)	**2007**	75,000	50,400	83,600	**209,000**	36,750	**245,750**
	2006	75,000	45,000	80,000	200,000	36,750	236,750
Dr. h.c. Christoph Henkel, Vice-Chairman (Chairman Finance Subcommittee)	**2007**	75,000	50,400	167,200	**292,600**	51,450	**344,050**
	2006	75,000	45,000	160,000	280,000	51,450	331,450
Dr. Paul Achleitner (Member Finance Subcommittee)	**2007**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2006	50,000	30,000	80,000	160,000	29,400	189,400
Dr. Simone Bagel-Trah (Member Human Resources Subcommittee)	**2007**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2006	50,000	30,000	80,000	160,000	29,400	189,400
Dr. h.c. Ulrich Hartmann (Member Human Resources Subcommittee)	**2007**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2006	50,000	30,000	80,000	160,000	29,400	189,400
Burkhard Schmidt (Member Finance Subcommittee) (until June 29, 2007)	**2007**	24,658	16,570	41,228	**82,456**	14,499	**96,955**
	2006	50,000	30,000	80,000	160,000	29,400	189,400
Konstantin von Unger (Vice-Chairman Human Resources Subcommittee)	**2007**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2006	50,000	30,000	80,000	160,000	29,400	189,400
Karel Vuursteen (Member Human Resources Subcommittee)	**2007**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2006	50,000	30,000	80,000	160,000	29,400	189,400
Dr. Hans-Dietrich Winkhaus (Member Finance Subcommittee)	**2007**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2006	50,000	30,000	80,000	160,000	29,400	189,400
Total	**2007**	**574,658**	**386,170**	**960,828**	**1,921,656**	**337,899**	**2,259,553**
	2006	600,000	360,000	960,000	1,920,000	352,800	2,272,800

[1] including the LTI amount arising from subcommittee activity
[2] LTI payout in 2010; these figures will only be attained in the event of EPS/share price increasing by 21 percent in the performance period
[3] proportional fixed fee and dividend bonus

Subindex

Group Management Report for Fiscal 2007

Operational Activities

Overview

Founded in 1876, Henkel is able to look back over more than 130 years of successful entrepreneurial endeavor. Today, Henkel boasts a global workforce of more than 53,000 employees and day in, day out, people in more than 125 countries put their trust in our brands and technologies.

GLOBAL OPERATIONS



■ Countries in which Henkel operates

Organization and Business Sectors

Henkel KGaA is operationally active as well as being the parent company of the Henkel Group. In this latter capacity, it is responsible for defining and pursuing Henkel's corporate objectives and for the management, control and stewardship of corporate-wide activities, including risk management and the distribution of resources. Henkel KGaA performs its tasks within the legal scope afforded to it as part of the Henkel Group, with the affiliated companies otherwise operating as legally independent entities. Operational control of the corporation is incumbent upon the Management Board, which in turn is supported by the Corporate Center.

Henkel is organized into three business sectors:

» Laundry & Home Care
» Cosmetics/Toiletries
» Adhesives Technologies

Effective April 1, 2007, the two previously separately managed business sectors Consumer and Craftsmen Adhesives and Henkel Technologies were merged to form the new business sector Adhesives Technologies, enabling the adoption of a unified market approach with better utilization of the core competences of both businesses. This serves to promote the goal of achieving accelerated growth in all regions around the world.

The product range of the Laundry & Home Care business sector comprises heavy-duty detergents, special detergents and cleaning products. The portfolio of the Cosmetics/Toiletries business sector encompasses hair cosmetics, products for body, skin and oral care, and products and services for the hair salon business. The Adhesives Technologies business sector offers adhesives, sealants and surface treatment products for use in household and office applications, for do-it-yourselfers and professional craftsmen, and for industrial and engineering applications.

Our three business sectors are managed on the basis of globally operational strategic business units. They are supported by the central functions of Henkel KGaA in order to ensure optimum utilization of corporate synergies. Implementation of the strategies at a local level is the responsibility of the affiliated companies. The executive bodies of these companies manage their businesses in line with the relevant statutory regulations, supplemented by their own articles of association, internal procedural rules and a globally binding code of conduct.

Corporate Governance, Remuneration

Further details of corporate governance at Henkel KGaA and the remuneration of the members of the Management Board, Supervisory Board and Shareholders' Committee are provided in the Corporate Governance Report on page 21ff. and the Remuneration Report on page 24ff.

Strategy and 2008 Financial Targets

In order to achieve our strategic objective of profitable growth, we have fixed our focus on three fast-growing areas of competence:

- Laundry & Home Care
- Cosmetics/Toiletries
- Adhesives Technologies

We already boast leading market positions in each of these three core competences, and we intend to further expand these not only through organic sales growth but also through selected acquisitions – as in the case of the intended purchase of the Adhesives and Electronic Materials businesses from National Starch.

A further important element of our long-term strategy is that of concentrated regional expansion. Without neglecting Western Europe, we intend to grow our presence in the North American market while also fixing a strong focus on the growth markets of Eastern Europe, Africa/Middle East, Asia (excl. Japan) and Latin America. Thanks to the continuing highly dynamic development of these growth markets in the year under review, their share of sales now amounts to 34 percent. This means that we have already far exceeded our 2008 target of increasing the proportion of sales accounted for by these markets to at least 30 percent. And we will remain focused on the dynamics of these markets going forward.

Our strong brands and successful technologies are expected to play a decisive role in the attainment of further growth. We are represented by our brands in both the premium and value-for-money segments. Our portfolio comprises a balanced mix of international, regional and local brands. We support these through the development of high-quality, innovative products as well as through advertising and other promotional activities. These investments serve to enhance the value of our brands and ensure that they remain attractive in the marketplace.

We are aligning our product development activities even more closely to the requirements and needs of customers and consumers and are therefore also developing increasing numbers of products in collaboration with them. As well as participating in venture capital companies, we have cooperation and partnership arrangements with universities and industrial associations. Further, we have made it a priority to constantly improve our innovation processes, with the application of increasingly efficient procedures enabling us to reduce the period from product idea to market launch. Through this approach, we ensure that less promising concepts are filtered out at an early stage so that we can concentrate even more effectively on the further development of the best product ideas and on optimizing the deployment of our financial resources. Our aim is to increase the share of sales attributable to new products launched over the previous three to five years from 25 percent to 30 percent.

You can find further information on the strategies of our business sectors starting on page 52.

Our financial targets for 2008 envision not only organic growth in sales but also disproportionate increases in both operating profit and earnings per share (EPS). We likewise intend to further improve our return on capital employed (ROCE). To achieve these objectives, we will be concentrating even more on products offering high contributions while also targeting further improvements in operating margins, particularly in our growth markets. We also aim to become more efficient along our entire value chain.

Again in 2007, we came a step closer to achieving our 2008 financial targets:

DEVELOPMENT IN KEY FINANCIALS

in percent	2006	**2007**	**Target**
Organic sales growth p.a.	6.0	5.8	3 – 4
Return on sales (EBIT)	10.2	10.3	12
ROCE	14.5	15.4	16
EPS (preferred) growth p.a.	12.6	7.5	≥ 10

The outlook for the Henkel Group for fiscal 2008 can be found on page 69.

Value-based Management and Control

To make achievement of our growth targets measurable, we have adopted a modern system of metrics allowing us to calculate value-increase and return ratios in line with capital market practice.

We use economic value added (EVA®)[1] as a central performance management parameter to assess growth to date and to appraise future plans. EVA® is a measure of the additional financial value created by a company in a given reporting period. A company creates economic value added if its operating profit exceeds its cost of capital, the latter being defined as the return on capital employed (ROCE) expected by the capital market.

Operational business performance is measured on the basis of operating profit (EBIT). The capital employed figure is calculated from the assets side of the balance sheet. A reconciliation of the year-end figures in the balance sheet to the average values used in determining capital employed can be found on page 115.

The cost of capital employed is calculated as a weighted average of the cost of capital (WACC) comprising both equity and debt. In fiscal 2007, we applied a WACC after tax of 7 percent. Before tax, the figure was 10 percent. We regularly review our cost of capital in order to reflect changing market conditions. Hence, due to the increase in interest rate levels, we are adopting a WACC value of 11 percent before tax and 7.5 percent after tax as from fiscal 2008.

Also effective 2008, we will be applying different WACC values depending on the business sector involved, based on sector-specific beta factors. This will result in a WACC before tax of 10.5 percent (7.5 percent after tax) for both Laundry & Home Care and Cosmetics/Toiletries, and of 12.0 percent before tax (8.5 percent after tax) for Adhesives Technologies.

At Henkel, EVA® is calculated as follows:

EVA® = EBIT − (Capital Employed x WACC)

EVA® serves to promote value-adding decisions and profitable growth in all our business sectors. Operations exhibiting consistently negative value contributions with no prospect of positive EVA® values in the future are divested or otherwise discontinued.

In order to be better able to compare business units of varying size, we additionally apply return on capital employed, calculated as follows:

ROCE = EBIT / Capital Employed

ROCE represents the average return on capital employed. We create value where this metric exceeds the cost of capital.

[1] EVA® is a registered trademark of Stern Stewart & Co.

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

	until 2007	from 2008
Risk-free interest rate	4.0 %	4.8 %
Market risk premium	4.5 %	4.5 %
Beta factor	0.90	0.90
Cost of equity after tax	**8.1 %**	**8.9 %**
Cost of debt capital before tax	5.1 %	5.6 %
Tax shield (30 %)	−1.5 %	−1.7 %
Cost of debt capital after tax	**3.6 %**	**3.9 %**
Share of equity[1]	75 %	75 %
Share of debt capital[1]	25 %	25 %
WACC after tax[2]	**7.0 %**	**7.5 %**
Tax rate	30 %	30 %
WACC before tax[2]	**10.0 %**	**11.0 %**

[1] at market values [2] rounded

EVA® and ROCE in Fiscal 2007

In 2007, the Henkel Group generated EVA® amounting to 469 million euros, 67 million euros more than in the previous year. All our business sectors posted a positive EVA® figure, exceeding the prior-year result in each case. We were also able to improve on our ROCE with an increase from 14.5 percent to 15.4 percent. This value creation is attributable both to positive developments in operating profit and to a reduction in capital employed achieved through working capital optimization. Both metrics demonstrate that Henkel is well on track for further profitable growth.

EVA® AND ROCE[1]

in million euros		Laundry & Home Care	Cosmetics/ Toiletries	Adhesives Technologies	Corporate	Group
EBIT		459	372	621	–108	1,344
Capital employed		2,752	2,236	3,680	76	8,744
WACC (10 %)		**276**	**223**	**368**	**8**	**875**
EVA® 2007		**183**	**149**	**253**	**–116**	**469**
EVA® 2006		153	126	214	–91	402
ROCE 2007	**in %**	**16.7**	**16.7**	**16.9**	**–**	**15.4**
ROCE 2006	in %	15.2	15.4	15.9	–	14.5

[1] calculated on the basis of units of 1,000 euros

Statutory and Regulatory Situation

Our business is governed by national rules and regulations and – within the European Union (EU) – increasingly by harmonized pan-European laws. One such currently involves the realignment of chemical policy in the EU resulting in changes in the registration, evaluation, authorization and restriction of chemical substances (REACH). In certain segments, the granting of approvals, permits and licenses is subject to our ability to meet specific technical requirements. Our production sites must also be operated in line with environmental regulations.

The REACH process primarily affects Henkel as a user of chemical materials; however, it also affects us as an importer and manufacturer. In order to minimize the additional costs incurred through REACH and with the advent of the pre-registration phase in 2008, we have already aligned our existing processes to meet future requirements. This means that we will be able to integrate the evaluation of product ingredients as required under REACH within our existing assessment processes. Certain materials used by the Adhesives Technologies business sector may also be subject to the approval process.

The product-specific regulations relate primarily to ingredients and input materials, safety of manufacture, handling, and the packaging and marketing of the finished article. The control mechanisms involved range from material-related regulations, usage prohibitions or restrictions, and procedural requirements (test and inspection, identification marking, provision of warning labels, etc.), to product liability law.

In Germany, the following statutes are particularly important for our operations:

» Chemicals law and hazardous substances/dangerous goods regulations
» Food and feedstuffs code
» Cosmetics regulations
» Detergents regulations
» Biocides law
» Machinery, equipment and product safety law

In the member states of the European Union, compliance is also required with the following directives, most of which have been transformed into national law: aerosols and biocides directives; material, preparation and safety data sheet directives; cosmetics and product safety directives.

National supervisory and surveillance bodies monitor compliance with the associated rules and regulations. As soon as noncompliance is ascertained, these authorities institute appropriate measures, which may range from the issue of administrative orders to the prohibition of the commercial sale of a product.

We are also required to comply with various manufacturing regulations in relation to the following:

» The use, storage, handling and transportation of certain substances
» Emissions, wastewater, residues and other waste materials
» The construction and operation of industrial facilities

Our internal standards ensure compliance with statutory regulations and ensure the safety of our production facilities for workers, local communities and the environment. The associated requirements have been incorporated in our internal safety, health and environment management systems, which in turn are subjected to a regular audit and review regime. We also endeavor to ensure that relevant legal requirements and statutory changes are both quickly identified and properly assimilated.

Business Performance

World Economy

Overall, the world economy in 2007 showed itself to be in robust shape, although raw material prices underwent further increases and the US real estate crisis coupled with the falling US dollar unsettled the market. In general, this resulted in only a slight easing of economic growth.

The majority of the national economies of Western Europe, including that of Germany, continued their moderate upward climb. Most of the countries of Eastern Europe maintained their dynamic growth rates.

The US economy cooled further in the course of the year.

The good level of economic growth exhibited by Asia, particularly China and India, continued. However, Japan's economy once again underwent only moderate growth.

There was a further acceleration in the growth rates exhibited by Latin America.

Private Consumption and Developments by Sector

Private consumer spending experienced moderate expansion worldwide. Despite dampened confidence, consumers in the USA remained relatively keen to spend. There was a moderate increase in private consumption in Western Europe. In Germany, the increase in value-added tax resulted in a slight decline in private consumer spending. The propensity to consume in Eastern Europe was more pronounced. High growth rates in the consumer segment were also registered by most countries of Latin America, while private consumption in Asia lagged behind overall economic growth.

Again in 2007, industrial development worldwide was stronger than that of private consumption, although it tailed off slightly toward the end of the year. Growth in the automotive industry roughly matched that of the global economy, with further decline in the USA and sluggish improvement in Western Europe comparing with strong growth rates in Eastern Europe, Asia and Latin America. The electronics industry underwent positive development, particularly the information and communication technology segment.

The packaging industry likewise posted tangible increases, as did the metals sector.

The regional pattern of development in the construction industry was very mixed. There was a further decline in building activity in the USA – especially in the home construction segment – while the development boom in Eastern Europe continued unabated. In Western Europe, construction underwent encouraging growth.

Further details on developments with respect to specific segments and regions can be found in the individual business sector reports starting on page 52.

Sales and Profits

Henkel Group sales in 2007 amounted to 13,074 million euros, a rise of 2.6 percent compared to the figure for the previous year. After adjusting for foreign exchange, sales increased by 5.3 percent. Organic sales growth, i.e. growth adjusted for foreign exchange, acquisitions and divestments, increased to an encouraging 5.8 percent, with 4.3 of these percentage points attributable to volume growth and 1.5 to price increases.

SALES DEVELOPMENT[1]

in percent	2007
Change versus previous year	**2.6**
Foreign exchange	–2.7
After adjusting for foreign exchange	**5.3**
Acquisitions/Divestments	–0.5
Organic	**5.8**

[1] calculated on the basis of units of 1,000 euros

PRICE AND VOLUME EFFECTS[1]

in percent	Organic sales growth	of which price	of which volume
Laundry & Home Care	5.5	0.1	5.4
Cosmetics/Toiletries	5.8	0.2	5.6
Adhesives Technologies	6.5	3.2	3.3
Henkel Group	**5.8**	**1.5**	**4.3**

[1] calculated on the basis of units of 1,000 euros

All our business sectors were able to post an increase in organic sales. At Laundry & Home Care, sales were affected by the divestment of marginal businesses in the form of the foods operation in North America, sold in the first quarter of 2006, and our oils and fats opera-

SALES
in million euros


13,000
9,750
6,500
3,250
0
9,436
10,592
11,974
12,740
13,074
2003
2004
2005
2006
2007

SALES BY BUSINESS SECTOR[1]
in million euros


5,600
4,200
2,800
1,400
0
4,117 4,148
2,864 2,972
5,510 5,711
2006 2007
Laundry & Home Care
2006 2007
Cosmetics/Toiletries
2006 2007
Adhesives Technologies

[1] excluding Corporate

SALES BY REGION[1]
in million euros


8,000
6,000
4,000
2,000
0
8,045 8,480
2,742 2,557
663 691
1,041 1,103
2006 2007
Europe/Africa/Middle East
2006 2007
North America
2006 2007
Latin America
2006 2007
Asia-Pacific

[1] excluding Corporate

tion in Turkey and our private label business in Western Europe, both sold in the second quarter of 2007. In the case of the Cosmetics/Toiletries business sector, the acquisition in 2006 of the Right Guard brands portfolio, and of the hair cosmetics and personal care business of Jasminal, Tunisia, boosted sales, while revenues derived from our divested fine fragrance business have been absent since the second quarter of 2007. At Adhesives Technologies, the additional sales arising from the acquisition of Alba Adesivos, Cimsec, Accurus, Xianghua and Jiangsu more than offset the loss of revenues arising in 2006 from our divested businesses with rubber-to-metal bonding chemicals and insulating glass sealants.

In the regional breakdown, Europe/Africa/Middle East showed a significant increase in growth to which all our business sectors contributed, with sales rising 5.4 percent to 8,480 million euros. The rise after adjusting for foreign exchange amounted to 6.0 percent. Within this region, the growth posted by Eastern Europe and Africa/Middle East was well above average, and we were also able to increase our sales in Germany. Organic sales growth amounted to 7.4 percent. Overall, the share of sales accounted for by the Europe/Africa/Middle East region rose from 63 to 65 percent.

Due to negative currency impact, sales in the North America region fell by 6.8 percent to 2,557 million euros. After adjusting for foreign exchange, sales rose by 1.4 percent and organic growth amounted to 0.7 percent. The main contribution here came from the Cosmetics/Toiletries business sector, while sales at Adhesives Technologies fell below the prior-year level due to the weakness of the construction-related trades and of the US automotive industry. The share of total Group sales of this region decreased from 22 to 20 percent.

The Latin America region recorded an increase in sales of 4.3 percent to 691 million euros. Adjusted for foreign exchange, the region's revenues rose by 9.4 percent with the organic growth rate coming in at 7.7 percent. All our business sectors contributed to these improvements. The share of total Group sales accounted for by Latin America remained at 5 percent.

Business results in the Asia-Pacific region were similarly positive with sales rising by 6.0 percent to 1,103 million euros and by 9.7 percent after adjusting for foreign exchange. Organic growth amounted to 7.7 percent. The Adhesives Technologies business sector in particular was able to benefit from the strong growth dynamics of the region, which again accounted for 8 percent of total Group sales.

Our growth regions of Eastern Europe, Africa, Middle East, Latin America and Asia (excluding Japan) posted an overall growth rate of 12.7 percent, with sales rising to 4,388 million euros. All our business sectors contributed to this improvement. After adjusting for foreign exchange, growth amounted to 15.3 percent and organic sales rose by 15.1 percent.

EBIT

in million euros


1,500
1,250
1,000
750
500
250
0
835
996
1,162
1,298
1,344
2003
2004
2005
2006
2007

EBIT BY REGION[1]

in million euros


1,050
875
700
525
350
175
0
957
1,005
321
308
43
58
66
81
2006 2007
Europe/Africa/ Middle East
2006 2007
North America
2006 2007
Latin America
2006 2007
Asia-Pacific

[1] excluding Corporate

HENKEL GROUP EBIT

in million euros	2006	**2007**
EBIT from business sectors/regions	1,387	1,452
EBIT Corporate	–89	–108
EBIT	**1,298**	**1,344**

Operating profit (EBIT) increased to 1,344 million euros, a rise of 3.5 percent above the prior-year figure of 1,298 million euros, to which all our business sectors contributed. After adjusting for foreign exchange, the increase amounted to 5.8 percent. Return on sales increased to 10.3 percent.

The situation on the markets for raw materials and packaging remained strained throughout 2007. Nevertheless, we were able through internal countermeasures to keep cost increases within the low single-digit percentage range, whereby the rise at Adhesives Technologies was slightly higher than in the case of the other two business sectors. We were able to pass on a portion of the material cost increases through price rises of our own.

Our regions also performed very successfully with currency-adjusted operating profit increasing everywhere. In Europe/Africa/Middle East, the EBIT figure rose by

EBIT BY BUSINESS SECTOR[1]

in million euros


625
500
375
250
125
0
449
459
359
372
579
621
2006 2007
Laundry & Home Care
2006 2007
Cosmetics/ Toiletries
2006 2007
Adhesives Technologies

[1] excluding Corporate

5.0 percent (5.4 percent after adjusting for foreign exchange), with all our business sectors contributing. At 11.9 percent, this region's return on sales remained at the level of the previous year.

In North America, operating profit declined by 3.8 percent. However, after adjusting for foreign exchange, it rose by 5.4 percent. Return on sales improved by 0.4 percentage points to 12.1 percent.

From a still low base, the EBIT figure of the Latin America region increased by 35.5 percent (40.8 percent after adjusting for foreign exchange), the Adhesives Technologies business sector making a major contribution. Return on sales improved by 2.0 percentage points to 8.4 percent.

The Asia-Pacific region likewise posted a further increase in profitability, its EBIT growing by 22.2 percent (27.8 percent after adjusting for foreign exchange). In this region, too, Adhesives Technologies was able to post a significant rise in operating profit. At 7.3 percent, return on sales in Asia-Pacific improved by 0.9 percentage points versus the prior-year figure.

Further details relating to our business performance can also be found in the reports dealing with the individual business sectors starting on page 52.

Expense items

The cost of sales for the year under review rose by 0.7 percent to 7,013 million euros. Despite the price increases for raw materials and packaging, we succeeded in keeping the rate of rise below that of sales. Gross profit improved by 4.9 percent to 6,061 million euros, and gross margin increased by 1.1 percentage points to 46.4 percent in the year under review.

At 3,748 million euros, marketing, selling and distribution expenses were 2.7 percent above the prior-year figure.

Expenditure on research and development amounted to 350 million euros, increasing by 2.9 percent compared to the figure for the previous year. The R&D ratio, i.e. research and development expenses expressed as a proportion of sales, remained at the prior-year level of 2.7 percent. Administrative expenses decreased by 4.7 percent to 664 million euros. This is due to lower project expenditures and higher cost savings in 2007 compared to the previous year, which was additionally burdened by higher restructuring charges.

Other Operating Charges and Income

The balance of other operating charges and income decreased by 163 million euros to 45 million euros. The previous year's figures were boosted by exceptional gains arising from the sale of the foods business (16 million euros) and disposal of the rubber-to-metal bonding chemicals and insulating glass sealant businesses (41 million euros), plus assignment of claims relating to a hereditary building lease to Henkel Trust e.V. (43 million euros). Included in the operating profit for 2007 are gains from the sale of real estate in Turkey amounting to 8 million euros.

Financial Result

Net financial result improved by 28 million euros to -94 million euros. This was primarily due to an increase of 5 million euros in income from our participation in Ecolab Inc., St. Paul, Minnesota, USA (accounted for by the at-equity method) and the fact that, in the previous year, an impairment loss amounting to 26 million euros was recognized on our participation in Lion Corporation, Tokyo, Japan, which was sold in November 2006.

Net interest expense increased by 2 million euros to -178 million euros. The price effect arising from the rise in interest rate levels was essentially offset by further reductions in borrowings.

Net Earnings

Earnings before tax increased by 6.3 percent to 1,250 million euros. Taxes on income amounted to 309 million euros. At 24.7 percent, the tax rate was 1.2 percentage points below the level of the previous year.

NET EARNINGS[1]
in million euros



1,000
800
600
400
200
0
629
748
770
871
941
2003
2004
2005
2006
2007

[1] comparable values before goodwill amortization

Net earnings for the year increased by 70 million euros to 941 million euros. After deducting minority interests of 20 million euros, earnings totaled 921 million euros.

The annual financial statements of Henkel KGaA are summarized on page 122.

Dividends and Distribution Policy

The level of dividend distribution is primarily aligned to earnings after deducting minority interests and exceptional items. The payout ratio should be around 25 percent. In view of our positive earnings performance, the proposal to be put before the Annual General Meeting will be for a 3 eurocent increase in dividends payable on both classes of share. This will yield payouts of 0.53 euros per preferred share and 0.51 euros per ordinary share.

Earnings Per Share (EPS)

Basic earnings per share are calculated by dividing earnings after minority interests by the weighted average number of shares outstanding during the reporting period. Earnings per preferred share rose from 1.99 euros in 2006 to 2.14 euros in 2007. Earnings per ordinary share increased from 1.97 euros to 2.12 euros in the same period.

The Stock Incentive Plan introduced in 2000 resulted in a slight dilution of earnings per preferred share at December 31, 2007, as the options from all five tranches issued were "in the money". This effect derives from 420,247 preferred shares that could potentially flow back into the market. The resultant dilution in EPS amounts to 1 eurocent compared to basic earnings per share.

PREFERRED SHARE DIVIDENDS[1]
in euros



0.5
0.4
0.3
0.2
0.1
0
0.40
0.43
0.45
0.50
0.53[2]
2003
2004
2005
2006
2007

[1] basis: share split (1:3) of June 18, 2007
[2] proposal

EARNINGS PER PREFERRED SHARE[1] [2]
in euros



3
2
1
0
1.45
1.75
1.77
1.99
2.14
2003
2004
2005
2006
2007

[1] basis: share split (1:3) of June 18, 2007
[2] comparable values before goodwill amortization

Assets and Financial Analysis

Acquisitions and Divestments

Our acquisition and divestment activities focused on the disposal of non-strategic businesses. The proceeds from the sale of such operations amounted to 93 million euros.

The **Laundry & Home Care** business sector sold its business with oils and fats in Turkey together with the associated production site in Izmir. Also divested were our private label businesses operated by the legal entities Chemolux S.à.r.l., Foetz, Luxembourg and Chemtek Ltd., Coventry, UK, together with their respective production sites in Luxembourg and Coventry.

Cosmetics/Toiletries divested the fine fragrance business operated by Morris Profumi S.p.A., Milan, Italy. The production site near Parma was likewise acquired by the purchaser.

Two relatively small marginal activities were divested by the **Adhesives Technologies** business sector: the wire drawing dry soap operation serving the metalworking industry, and the coating business manufacturing products for screw fastener securement.

Capital Expenditures

Capital expenditures (excluding financial assets) totaled 540 million euros in the year under review.

Investments in property, plant and equipment for our continuing operations amounted to 470 million euros, and were thus 39 million euros above the prior-year figure. A major share of these expenditures went into the establishment and expansion of production capacities. A further portion was spent on structural improvements such as the merging of certain administrative and production sites. The major individual projects implemented in 2007 were as follows:

» Capacity increases for liquid detergent production in Ferentino, Italy, and Perm, Russia (Laundry & Home Care)
» Expansion and relocation to Aurora, USA of the stick deodorant production operation acquired from Gillette (Cosmetics/Toiletries)
» Commissioning of five new factories for building adhesives and allied chemical construction products in Eastern Europe (Bulgaria, Romania, Russia, Serbia, Ukraine) (Adhesives Technologies)
» Completion of the new head office complex and development center in Shanghai, China (Adhesives Technologies)
» Expansion in soldering powder production capacity in Yantai, China (Adhesives Technologies)

In regional terms, the emphasis of our capital expenditures in 2007 lay in Europe and North America.

In 2008, spending on property, plant and equipment is to focus on Europe. Major investments in our Laundry & Home Care business sector will include production facilities for the manufacture of innovative products, and process optimization activities. For the Adhesives Technologies business sector, the expenditure emphasis in 2008 will be on the integration of the production capacities of National Starch. Also planned are investments in manufacturing facilities for building adhesives and allied chemical construction products in Russia and Ukraine.

CAPITAL EXPENDITURES 2007

in million euros	Continuing operations	Acquisitions	Total
Property, plant and equipment	470	10	480
Intangible assets	40	20	60
Total	**510**	**30**	**540**

Balance Sheet Structure

Compared to the previous year, the balance sheet totals fell by 298 million euros to 13,048 million euros. On the assets side, the decrease under the non-current heading was 733 million euros to 7,931 million euros. This was largely due to the weakness of the US dollar versus the euro primarily reducing the book value of our intangible assets. The figure for property, plant and equipment remained at the level of the previous year, with additions (capital expenditures) of 470 million euros set off against disposals of 78 million euros and depreciation of 283 million euros. The currency translation effect amounted to –73 million euros.

Financial assets decreased by 34 million euros compared to the previous year, due mainly to the first-time consolidation of Accurus Scientific Co. Ltd., Tainan, Taiwan.

Under current assets, there was a combined decrease of 216 million euros in inventories and trade accounts receivable, accompanied by an increase in liquid funds of 511 million euros (55 percent) to 1,440 million euros. The assets attributable to the contractually divested water treatment operation and to our consumer adhesives business in North America were reclassified as assets held for sale.

Shareholders' equity rose from 5,547 million euros to 5,706 million euros (2.9 percent), with the boost of 941 million euros in net earnings being partially offset by negative currency translation effects amounting to 425 million euros, items set off against equity totaling 134 million euros, and dividends paid out by Henkel KGaA and certain affiliated companies amounting to 223 million euros. The equity ratio rose by 2.1 percentage points to 43.7 percent.

Non-current liabilities fell by 7.7 percent to 3,651 million euros. The decrease in provisions for pensions is due to the higher discount factor versus prior year, and a surplus of payments arising out of pension commitments. Current liabilities fell by 151 million euros to 3,691 million euros due to a decrease in short-term borrowings. Net debt, i.e. total borrowings less liquid funds, decreased compared to the previous year by 703 million euros to 1,702 million euros.

The consolidated balance sheet of the Henkel Group can be found on page 73.

Financing

The finances of the Group are, to a large extent, centrally managed by Henkel KGaA. Financial funds constitute a global resource and are, as a rule, centrally procured and then distributed within the Group. The primary goals of financial management are to achieve a sustainable increase in shareholder value and to secure the creditworthiness and liquidity of the Group. Reducing our capital costs and improving our cash flow from financing activities make a major contribution to the attainment of these objectives, as do optimization of our capital structure and effective risk management.

BALANCE SHEET STRUCTURE


in million euros
Assets
of which in %
13,346
13,048
13,048
13,346
Shareholders' Equity and Liabilities
of which in %
Property, plant and equipment/ Intangible assets 57 54
Financial assets 4 4
Other non-current assets 4 3
Current assets[1] 28 28
Liquid funds/Marketable securities 7 11
Shareholders' equity 44 42
Pension provisions 5 6
Long-term borrowings 18 17
Other non-current liabilities 5 6
Short-term borrowings 6 8
Other current liabilities 22 21
2006
2007
2007
2006

[1] including assets held for sale

Our creditworthiness is regularly checked by independent rating agencies.

Following improvements in our financial profile, the rating agency Standard & Poor's raised its long- and short-term ratings on April 19, 2007, from "A–/A–2" to "A/A–1". On August 13, 2007, Henkel and Akzo Nobel concluded a back-to-back agreement covering the acquisition of the two business segments Adhesives and Electronic Materials from National Starch. In response to this news, Moody's changed its outlook from "stable" to "negative". Its "A2" long-term credit rating was confirmed. In August, Standard & Poor's confirmed its "A/A–1" rating and stable outlook.

CREDIT RATINGS[1]

	Standard & Poor's	Moody's
Long-term	A	A2
Outlook	stable	negative
Short-term	A–1	P1

[1] at December 31, 2007

In order to maintain our financial flexibility, our financial strategy is aligned to the single-A rating category. Cash flows from operating activities and from divestments are used to reduce our net debt exposure.

Essentially, we pursue a conservative borrowing policy, again aligned to flexibility, within a balanced financial portfolio. In keeping with our financial requirements, this is based on a core platform of syndicated credit facilities and a multi-currency commercial paper program.

At December 31, 2007, our long-term financial liabilities amounted to 2.3 billion euros. Included in this figure are the hybrid bond with a fair value of 1.2 billion euros, issued in November 2005, and also the fixed-interest bond of 1.0 billion euros issued in May 2003. Our short-term liabilities, i.e. those with maturities of less than 12 months, amounted to 838 million euros at year-end. These essentially comprise interest-bearing loans from third parties and loans from banks to affiliated companies.

The hybrid bond is treated by Moody's as 75 percent equity and by Standard & Poor's as 50 percent equity. Compared to classic debt capital, the hybrid bond has the effect of reducing the rating-specific borrowing ratios of the Group (see table showing financial ratios on page 44).

For further information on our financial management approach and our financial instruments, please refer to Notes 41 and 42 to the consolidated financial statements, page 104ff.

Cash Flow Statement

At 1,321 million euros, **cash flow from operating activities** was 190 million euros above the prior-year figure. Earnings before interest, tax, depreciation and amortization (EBITDA) increased by 33 million euros. This figure reflects lower gains from divestments and disposals of non-current assets, the total proceeds of which are recognized under investing activity. Income tax payments increased by 46 million euros. The increase in net working capital gave rise to an outflow of funds amounting to 50 million euros.

Cash flow from investing activities/acquisitions improved by 185 million euros to –361 million euros. Higher investments in property, plant and equipment (39 million euros) were canceled out by a fall of 393 million euros in acquisition volumes, the difference more than compensating for reduced proceeds from divestments and disposals of other non-current assets (–176 million euros).

At –395 million euros, **cash flow from financing activities** resulted in a significantly reduced outflow of funds compared to the previous year (–758 million euros). This is primarily due to payments into the Contractual Trust Arrangement (CTA) in 2006 which accounted for an outflow of 188 million euros. Moreover, borrowings were reduced through the repayment of 194 million euros.

At 769 million euros, **free cash flow**, which is calculated before expenditures on financial assets/acquisitions and before dividends paid, was 17 million euros below the prior-year figure, the latter having been boosted by the divestment proceeds mentioned above.

The detailed consolidated cash flow statement can be found on page 74.

Key Financial Ratios

Our key financial ratios underwent further improvement in 2007. The debt coverage and gearing ratios reflect a decrease in borrowings and reduced pension obligations, underlining our good overall financial position. The interest coverage ratio remained constant, while the rise in the equity ratio confirms the stability of our net assets position.

Employees

The number of people employed by the corporation at the end of the year under review was 53,107.

In the course of the year, headcount rose by 815. Per capita sales increased further to 250,000 euros while Henkel Group payroll costs fell by 3 million euros to 2,348 million euros. The payroll cost ratio – this describes the relationship between personnel costs and sales – fell to 18.0 percent (2006: 18.5 percent).

Following a systematic analysis of Henkel's image as an employer ("employer branding"), we have developed an international talent recruiting concept in order to counteract increasing competition for qualified employees and demographic developments. This approach specifically addresses relevant target groups with the objective of providing them with a positive personal experience of Henkel as an attractive potential employer.

We are also endeavoring to forge early and close links with young talents. We consider high-performing interns to be our management trainees of the future. Through challenging internships and our "Career Track" student loyalty program, we remain in close contact until the end of each prospect's studies with the aim of encouraging them to pursue a career with Henkel.

Whether seeking full-time or part-time positions, internships, traineeships or apprenticeships, all potential candidates from more than 50 different countries can contact Henkel directly in their own national language through our internet portal. In Austria, this new portal – "i@pply" – was crowned best electronic recruitment tool of that country's 150 largest companies.

The possibility of applying for positions online has also proven very popular with school-leavers wishing to acquire training positions at Henkel. Almost 80 percent of applications received in Germany were routed through this extremely efficient channel. Operating 12 training sites, Henkel KGaA offers apprenticeships and initial qualifications in more than 20 chemical, engineering and commercial fields. From 2003 to 2007, our intake has increased by more than 15 percent.

Management quality is a major factor in ensuring the sustainability of our corporate success. Consequently, in 2007, we developed a globally standardized, module-based continuous training program for managerial staff from senior grades to our top-most "management circle". The programs are aligned to the management demands that prevail at different levels within the corporation, and are offered either locally, regionally or centrally depending on the target group. For the training of the uppermost management level, a special program geared to the requirements of strategic leadership within the global context was developed in cooperation with the Thunderbird Business School (Glendale, Arizona, USA).

Culturally and nationally diversified management is one of our primary success factors. The proportion

KEY FINANCIAL RATIOS

	2006	**2007**
Interest coverage ratio *(EBITDA / Net interest expense including interest element of pension provisions)*	9.4	**9.4**
Debt coverage ratio *(Net earnings before minority interests + Amortization and depreciation + Interest element of pension provisions / Net borrowings and pension provisions)*[1]	48.4 %	**74.3 %**
Equity ratio *(Equity / Total assets)*	41.6 %	**43.7 %**
Gearing *(Net borrowings and pension provisions / Equity)*	0.58	**0.41**

[1] hybrid bond included on 50 percent equity basis

EMPLOYEES

(at December 31)	2003	%	2004	%	2005	%	2006	%	**2007**	%
Europe/Africa/Middle East	34,189	70.3	33,692	65.8	33,731	64.2	33,799	64.7	34,166	64.3
North America	4,181	8.6	6,772	13.2	7,271	13.8	6,651	12.7	6,438	12.1
Latin America	3,946	8.1	4,325	8.5	4,208	8.0	4,297	8.2	4,268	8.1
Asia-Pacific	6,312	13.0	6,411	12.5	7,355	14.0	7,545	14.4	8,235	15.5
Total	**48,628**	**100.0**	**51,200**	**100.0**	**52,565**	**100.0**	**52,292**	**100.0**	**53,107**	**100.0**

of non-German personnel among our managerial staff is in excess of 70 percent. In total, there are around 9,200 managers from 80 different countries working for Henkel. For Henkel as an internationally structured corporation, diversity management has a long tradition as part of our corporate culture. The proportion of employees working for us outside Germany is steadily increasing and currently stands at around 81 percent. Consequently, it is very important for Henkel to understand and respect the different cultures and potentials both of our employees and also of the markets in which we operate. This appreciation is one of the pillars supporting our vision and values, and the need for respect is also explicitly specified in both our "Code of Teamwork and Leadership" and our "Code of Conduct".

The Management Board of Henkel has publicly committed to the principles of diversity, e.g. by signing the "Diversity Charter". In 2007, Henkel established an organizational unit under the heading "Global Diversity Management" which implements and coordinates all the measures in this regard on a worldwide scale.

One of the primary purposes of diversity management is to reconcile the demands of family life on the one hand and those of work and a professional career on the other. A major aspect within this context is that of childcare provision, particularly for children under three years, as a means of enabling parents to quickly return to their jobs. Consequently we are financially supporting the provision of a new crèche facility at our Düsseldorf site for 75 children aged from 3 months to 6 years. From August 2008, Henkel will be able to provide employees in Düsseldorf with a total of 165 nursery places.

In order to meet the challenges of current demographic developments, Henkel offers in particular older employees in Germany a wide range of healthcare models. These include preventive medical checkups and advisory services to facilitate adoption of a healthy lifestyle and the transition from active career to retirement.

In recognition of our comprehensive measures in this field, Henkel received from the charity "Hertie Stiftung" full certification in November 2007 as a family-friendly company.

In the year under review, we subjected our Human Resources division to an external benchmark study. The results were incorporated within a worldwide project, the aim of which was to harmonize our structures and processes in the human resources field and to achieve a sustainable increase in efficiency. Now, with a clear distinction being made between the strategic and the operational activities of Human Resources, we are able to support our business sectors and corporate functions to even better effect.

EMPLOYEES BY FUNCTION


Research and Development **5 %**
Production and Engineering **47 %**
Administration **16 %**
Marketing, Selling and Distribution **32 %**

EMPLOYEES BY BUSINESS SECTOR


Corporate **14 %**
Laundry & Home Care **26 %**
Adhesives Technologies **44 %**
Cosmetics/ Toiletries **16 %**

Procurement

Like 2006, fiscal 2007 was characterized by the strained situation prevailing in the markets for raw materials and packaging. Our expenditures on raw materials, packaging and merchandise amounted to 5.2 billion euros while the cost of external services was 0.5 billion euros. In all, therefore, the cost of materials increased from 5.6 billion euros in 2006 to 5.7 billion euros. This was primarily due to increased production volumes. We were able to largely offset price increases with respect to individual raw materials through globally coordinated cost-reduction measures applied to our entire procurement portfolio.

A major factor for success in this regard is a cross-functional and cross-divisional project management approach in which Purchasing collaborates with the business sectors, Research & Development and Supply Chain Management. The procurement platform thus created will also enable us in the future to meet the global challenges arising from short and volatile procurement markets.

In order to further reduce our dependency on market price developments and market-dominating vendors, our globally active purchasing teams in collaboration with the business sectors are constantly analyzing, testing and certifying new raw materials and suppliers. The latter also support us in the development of innovative products.

We place strict requirements on existing and new vendors, applying criteria such as price and cost efficiency, product quality, risk management, innovation potential and delivery reliability. As part of our supply base management and supplier relationship management approach, we conduct a fact-based dialog with suppliers in order to continuously improve our sourcing portfolio and thus achieve optimum fulfillment with respect to our strategic requirements and vendor pool. Our five most important raw material groups are surfactants, raw materials for polyurethane-based adhesives, plastisols for use in adhesives and sealants, materials for the manufacture of hotmelt adhesives, and inorganic commodities for use in manufactures such as detergents and surface pre-treatment products. These account for around 26 percent of our total cost of materials. Our five largest suppliers account for around 13 percent of our cost of materials.

Production

Henkel has production sites in 52 countries around the world. Our largest facility is in Düsseldorf where we manufacture detergents and cleaning products as well as adhesives for the DIY and craftsmen segments and products for our industrial customers.

The largest production site serving the Laundry & Home Care business sector is located in West Hazleton, Pennsylvania, USA, and is primarily for the manufacture of liquid detergents. In the case of Cosmetics/Toiletries, the largest facilities are in Wassertrüdingen, Germany (body care and hair care), and Aurora, Illinois, USA, which – in addition to soaps – also now produces deodorants following the acquisition of the Right Guard brands portfolio. The largest sites manufacturing on behalf of the Adhesives Technologies business sector are located in Heidelberg, Germany, where a wide range of adhesives and sealants are produced, and Dublin, Ireland, with a portfolio of high-quality specialty adhesives for industrial and consumer applications.

For large-volume products, Henkel strives to reduce transport costs and the associated environmental bur-

COST OF MATERIALS BY BUSINESS SECTOR


Adhesives Technologies 44 %
Laundry & Home Care 37 %
Cosmetics/Toiletries 19 %

COST OF MATERIALS BY TYPE


External Services 9 %
Raw Materials 56 %
Supplies
and Merchandise 12 %
Packaging 23 %

den through the establishment of local production sites. Where compact products with a low specific weight are concerned, the cost of transportation becomes less of a factor so that these are produced at central, highly automated facilities wherever possible.

We are also permanently engaged in the improvement of existing and the development of new plants, processes and structures for the purpose of constantly enhancing the safety of our sites while reducing resource consumption and environmental burden. Moreover, comprehensive measures aligned to increasing product quality and production efficiency have been implemented in all our business sectors. As a result, we have been able to further improve on many of our environmental parameters (for more details, see "Sustainability" starting on page 50), while at the same time achieving additional increases in productivity based on per capita output volumes.

Research and Development

Expenditures on research and development at Henkel amounted to 350 million euros in the year under review, compared to 340 million euros in 2006. The R&D ratio expressed as a share of sales remained unchanged at 2.7 percent. Of the total, we spent 36 million euros on corporate research and 314 million euros on the product and process development activities of the business sectors. As an annual average, the number of employees working in research and development at our sites around the world was 2,794, the majority of whom are deployed in Germany and the USA. In China, we have expanded our Shanghai facility as a central research site serving all three of our business sectors.

We utilize all available sources of information in our research and development activities in order to secure the success of the corporation going forward. We strengthen and expand our portfolio and develop new markets using both internal and external expertise. Through their work, our scientists and engineers lay today's basis for tomorrow's successes, safeguarding Henkel's innovation capabilities and securing our earning power into the future.

In our Corporate Research division with its long-term alignment, we work within a worldwide research network in the fields of chemistry, biology and engineering technology. In addition to the fundamental investigative work done in Düsseldorf, our research companies SusTech in Darmstadt, Germany, and Henkel Kindai Laboratories in Iizuka, Japan, also make important contributions to our innovation pipeline, with developments in the fields of nanotechnology and functional polymers. One of the main areas of activity of our research company Phenion in Düsseldorf lies in the development of alternatives to animal testing – e.g. using skin models as a basis – in the quest to ensure the toxicological harmlessness of raw materials and ingredients. In order to accelerate the validation and recognition of such substitute methods by the legislators, Henkel and Phenion are actively participating in the project "European Partnership for Alternative Approaches to Animal Testing" (EPAA), which is jointly supported by the European Commission and industry.

In our new "Scientific Computing" competence center in Düsseldorf, we are working with computer-aided models on finding solutions to R&D problems of relevance to Henkel. On the technological side, supply chain process optimization using new production, automation and simulation techniques constitutes a major strategic focal point.

Aside from the research areas already mentioned, our scientists are also, for example, working on the following projects:

» Development of innovative ingredients including further optimized enzymes for achieving specific improvements in laundry and cleaning performance
» Research into new technologies for optimizing the fermentative manufacture of enzymes and other biomolecules ("white biotechnology")
» Investigation into the molecular mechanisms of odor generation by bacteria in order to develop e.g. gentle deodorants and oral care products
» Development of new biological and chemical technologies for hair coloration, hair styling and hair care applications
» Development of innovative composites for use in the aircraft, automotive and electronics industries for the purpose of weight reduction and energy savings

R&D EXPENDITURES

in million euros



400
300
200
100
0
257
272
324
340
350
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
R&D ratio (research expenditures as a proportion of sales)	2.7 %	2.6 %	2.7 %	2.7 %	2.7 %

R&D EXPENDITURES BY BUSINESS SECTOR



Corporate Research 10 %
Laundry & Home Care 27 %
Adhesives Technologies 46 %
Cosmetics/ Toiletries 17 %

All the results achieved are fed into the business sectors. This has led to our current research effort yielding eight exceptional projects, the recipients of our "Research/ Technology Invention Awards" for 2007. Each of these outstanding projects provides Henkel with new potential for business development or cost reduction:

» **Low-temperature Protease**
Using a new screening system and genetic engineering processes, our scientists have discovered an enzyme for liquid detergents which, even under cold wash conditions below 20°C, exhibits a higher level of performance compared to the enzymes currently employed

» **Controlled Fragrance Release**
Innovative classes of chemical fragrance significantly prolong the olfactory effect as well as facilitating the development of new fragrance creations

» **Hair Life Cycle Management – Forever Young Hair**
Using a unique, fully automatic test system, our researchers simulate in fast motion the external aging process undergone by hair, providing new concepts for hair cosmetics

» **Aged Hair – Technologies for Anti-Aging Hair Care**
Through a combination of in-vitro and in-vivo test methods, differences have been identified in aged hair, and active ingredients found to combat the hair aging process

» **New Class of Raw Materials for Labeling Adhesives**
A new class of synthetic polymers has opened up the way to a cost-efficient and high-performance alternative to current labeling adhesives

» **Morphology Control in Benzoxazine Polymers**
Innovative adhesive composites with improved properties offer new application possibilities in, for example, the aircraft industry

» **Multifunctional Hydrogel Coatings**
With our HydroSTELLAN® system of chemical building blocks, it is possible to modify – to an extent previously unknown to science – surface properties such as water runoff, and dirt and bacteria repulsion

» **QVis – Visual Process and Quality Control for Filling Lines**
With advanced image processing technologies, new possibilities are opening up for operational control and quality optimization in filling lines

Each year, we select a number of our more significant developments for our "Fritz Henkel Award for Innovation". In 2007, this accolade went to three interdisciplinary project teams in recognition of their efforts in the realization and commercialization of the following concepts:

» **100 Years of Persil:** Superior premium quality with a new brand concept; improved formulation featuring an exclusive active stain remover; new packaging and innovative design

» **Taft Volume Power:** Up to 100 percent more hair volume from the roots up thanks to high-performance polymers which, together with the moisture protection ingredient chitosan, provide the hair with up to 48 hours of effective hold

» **Crash-resistant Structural Adhesives:** Vehicles are rendered safer and lighter with Terokal adhesives which, as the first of their type, retain their ductility and resilience at temperatures from −40°C to +90°C

LARGEST R&D SITES[1)]



Rocky Hill, USA
Dublin, Ireland
Düsseldorf, Germany
Hamburg, Germany
Shanghai, China
Scottsdale, USA

[1)] based on number of R&D employees

We protect our technologies around the world with more than 7,000 patents. We also have roughly 5,000 patent applications pending, and we have around 2,500 registered designs safeguarding our intellectual property.

Further information on our research and development activities can be found on our website at www.henkel.com/innovation.

Marketing and Distribution

As indicated by the theme of this year's annual report – "A World of Customers" – it is our customers and consumers who are at the focus of all our thoughts and actions. Consequently, we align our marketing and distribution activities in each of our business sectors to the respective requirements of these primary target groups.

At **Laundry & Home Care**, our marketing activities are controlled from headquarters and the regional competence centers. Our sales and distribution activities, on the other hand, are managed on a country-specific basis and coordinated at the regional level.

Our direct customer grouping in this business segment is the grocery retail trade with distribution channels in the form of supermarkets, mass merchandisers/hypermarkets and discount stores. In Western Europe, drug stores are also extremely important, while in the markets outside Europe and North America, a large proportion of sales continues to be channeled via wholesalers and distributors. As the trade's first point of contact, the Sales unit provides a full range of competences in serving our customers.

In marketing, however, we focus on the requirements of the end consumer. Our Marketing unit initiates innovation processes and applies knowledge acquired from market research and analysis activities. It also develops and implements media strategies and advertising formats aligned to the consumer.

At the **Cosmetics/Toiletries** business sector, our marketing strategies are centrally planned and globally implemented with respect both to our consumer brands and the hair salon business. Our sales and distribution activities, on the other hand, are managed according to national criteria. Consumers are primarily addressed through media advertising and point-of-sale activities. Consumers purchase our products via the retail trade, and the main distribution channels are specialist drug stores, grocery outlets and department stores. Our customers in the hair salon business are served by a dedicated field sales force who also demonstrate product applications and provide technical advice at the local level. We further offer specialist seminars and training courses at our 37 Schwarzkopf Academies around the world.

Our **Adhesives Technologies** business sector serves private households, do-it-yourselfers and craftsmen, as well as small and medium-sized industrial companies and multinational corporations.

For the most part, our customers are handled directly by our own sales force. By "customer", we refer to our direct customers in the form of industrial companies, distributors or trade outlets. While supermarkets, DIY stores and specialty retailers are essential to the private user, professional craftsmen tend to purchase from various types of specialty wholesaler. Major, globally active customers such as automobile manufacturers or large retail chains are centrally supported by key account management teams. As many of our products require explanations of a technical nature, our Technical Customer Service plays an important role in the overall process. This unit has detailed knowledge both of the properties of our products and their application, and can thus assist our customers in everything from the choice of the right product and its usage, to fine adjustment of their production processes.

For us, communication with end users is also of central importance. While our marketing strategy is developed at the global or regional level, implementation of the measures takes place at the national and local level. In the case of the private consumer, we chiefly use media advertising with complementary promotional and support activities at the point of sale. We serve professional craftsmen and industrial customers primarily through our sales organization with technical support, product demonstrations, training courses and regular appearances at key industrial fairs. The internet is also becoming increasingly important as a platform for marketing and communication. Our websites contain not only information relating to our products and services but also order processing portals for our customers, including wholesalers, retailers and distributors. We utilize a combination of classic information brochure and website page in order to awaken interest among our industrial customers for our system solutions.

Sustainability/Corporate Social Responsibility

Henkel is dedicated to sustainability and corporate social responsibility. We clearly state this principle as one of the corporate values binding on all our employees. We generate sales and profits while behaving in a socially responsible manner – in all our activities and along the entire value chain. We are convinced that effective environmental protection together with social and societal responsibility are, in the long-term view, essential to our entrepreneurial success.

For decades, finding the right balance between economic, ecological and social aims has been a major priority at Henkel. We have aligned our research and development work to constantly improving our brands and technologies and their ability to make people's lives easier, better and more beautiful. The needs of a constantly growing world population and the availability of water, energy and other resources are issues that are going to become ever more important for humanity in general, as well as exerting a direct influence on our business development through energy and raw material price increases.

Our brands, technologies and services are the prime contributions made by our company to the wealth and wellbeing of society. Moreover, through their contribution to sustainable development, they also enable our customers and consumers to experience for themselves how we combine leading brand quality with respect for people and the environment. Our common focus and credible engagement within the marketplace strengthen our brands as well as the reputation of our company. Indeed, Henkel as a whole embodies commitment to sustainability and corporate social responsibility. Through our dedication to these ideals, we are able to create an important basis for enhancing the trust in which our brands and technologies are held – thus further promoting their success.

The Henkel Management Board bears overall responsibility for the corporation's sustainability policy. An internal Sustainability Council steers our global activities in collaboration with our operating business sectors, our corporate functions and also the regional and national companies.

In signing the "Global Compact" of the United Nations in July 2003, we also made public our determination to uphold human rights, including basic workers' rights, to promote environmental protection and to oppose all forms of corruption. Our understanding of socially responsible behavior has been specified and communicated to the entire corporation through our "Code of Corporate Sustainability" and our "Code of Conduct". From these codes are derived our more detailed internal SHE standards governing safety, health and environmental protection, our social standards and our Group purchasing directives. Adherence to the associated requirements and regulations is regularly examined by corporation-wide internal audits. In addition, Henkel companies have their management systems externally certified where this yields competitive advantage. At the end of 2007, 57 percent of our production volume was generated at sites certified in accordance with the worldwide environmental management standard ISO 14001.

Day in, day out, people in more than 125 countries around the world put their trust in Henkel brands and technologies. First-class quality means more than convenience and high product performance. It also includes comprehensive product safety and environmental compatibility. Consequently, right from the initial research

SUSTAINABILITY PERFORMANCE 2003–2007

Environmental indicators relative to production volume		
Heavy metals	–57 %	↘
Waste	–32 %	↘
Energy	–21 %	↘
Sulfur dioxide	–17 %	↘
Water	–15 %	↘
Carbon dioxide	–15 %	↘
Volatile organic compounds	–9 %	↘
Wastewater contamination	15 %	↗

INDUSTRIAL ACCIDENTS 2003–2007

Industrial accidents per million man-hours	–72 %	↘

and product development stages, we ensure that, when used as intended, our products and technologies are safe and have no adverse effects on either health or the environment.

Again in the year under review, we were able to improve on important parameters relating to our sustainability performance. Our savings on the energy consumption front help to alleviate the influence of increasing energy prices and – through the associated reduction in carbon dioxide emissions – assist in attainment of national climate protection goals in the countries in which Henkel operates. The manufacture of our products is not very energy-intensive, nor does it result in the emission of excessive volumes of greenhouse gases. Often the main energy requirement arises with application of our products. As an innovative company, we see opportunities and potential competitive advantage with energy-efficient products for household and industrial applications, and with adhesives and sealants for new energy sources such as fuel and solar cells.

As a responsible corporate citizen, Henkel provides financial and material support for projects aligned to social welfare, the environment, education, science, health, sport, art and culture. Such contributions emanate both from our corporate headquarters in Düsseldorf and from our local sites.

Since 1998, moreover, we have been active in supporting the voluntary work performed by our employees and retirees. Under our worldwide MIT initiative (Make an Impact on Tomorrow), Henkel supported a total of 1,301 charitable projects in more than 62 countries in 2007, of which 246 were children's projects.

Our performance in relation to sustainability and corporate social responsibility was again recognized by relevant external experts in the year under review. Our accomplishments in this domain are reflected in various regional and global sustainability ratings. For example, we have been incorporated in the Dow Jones Sustainability World index. We also appear in the European Dow Jones Stoxx Sustainability index as the "Sustainability Leader" in the market sector "Non-Durable Household Products". Our inclusion in the FTSE4Good index has also been confirmed. In September 2007, Henkel was chosen as one of just 50 corporations worldwide for the newly created "Global Challenges" index. In the "2007 Good Company Ranking" covering the 120 largest corporations in Europe, Henkel took second place, as we did in the DAX 30 sustainability ranking published by the sustainability rating agency scoris.

Future-viable solutions geared toward sustainable development can only be found in consultation and collaboration with all social groupings. In order to be able to take into consideration and evaluate the interests of these different communities on a case-by-case basis, we constantly seek dialog with all our stakeholders at the local, regional and corporate level. These include our employees, shareholders, customers, suppliers, public authorities, trade associations and non-governmental organizations, as well as science, academia and the public at large.

We deploy a wide range of communication instruments so as to meet the specific information requirements of our stakeholders and target groups. Detailed analyses and background information on the subject of sustainability can be found in our **Sustainability Report** which we publish on an annual basis. With this, we document the high priority assigned to sustainability by the corporation, at the same time satisfying the reporting obligations laid down in the "Global Compact" of the United Nations.

Further information, reports, background details and the latest news on sustainable development at Henkel can be found on our website www.henkel.com/sustainability.

Successful with our customers: brands, innovations and advice create added value

Customer relations management – reaping the benefits of tailored solutions

Understanding retail strategies is crucial for a successful partnership. Excellent category management derives from in-depth analysis of all the market data, incorporates the category goals of the retail partner, and extends through to placement on the shelf – promoting success for Henkel and our trade customers.



Advanced Marketing Strategies from Henkel
The same consumer... but in different roles
Consumer
Purchaser
of a product/brand
Purchaser
in a supermarket/ in a retail outlet
User
Shopper
Henkel
Persil

Laundry & Home Care

SALES
in million euros


4,000
3,000
2,000
1,000
0
3,074
3,617
4,088
4,117
4,148
2003
2004
2005
2006
2007

KEY FINANCIALS[1]

in million euros	2006	**2007**	+/–
Sales	4,117	4,148	0.8 %
Proportion of Henkel sales	32 %	32 %	0 pp
Operating profit (EBIT)	449	459	2.1 %
Return on sales (EBIT)	10.9 %	11.1 %	0.2 pp
Return on capital employed (ROCE)	15.2 %	16.7 %	1.5 pp
EVA®	153	183	19.3 %

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

- **Organic sales growth of 5.5 percent**
- **Operating profit increase of 2.1 percent, 4.5 percent currency-adjusted**
- **Return on capital employed improved to 16.7 percent**

Economic Environment and Market Position

Our market for laundry and home care products was valued at about 82 billion euros in 2007, once again growing by more than 3 percent. Market expansion was extensively volume-driven while average price levels stagnated.

This is attributable firstly to the general competitive environment prevailing in our hard-fought markets, and secondly to a desire among our customers to avoid retail price increases. This combination of factors meant that it was either not possible or in many cases only possible with a delay to implement price increases and so pass on the rise in raw material and packaging costs that occurred in the course of the year.

In our markets, the continued growth encountered in our most important region of Western Europe, and particularly Germany, was encouraging. This development was due not least to the success of our Persil centennial activities. Together with the retail trade, we succeeded in turning consumers back to brand products in ever greater numbers. In the case of heavy-duty detergents, private labels experienced their first downturn for several years. The markets in Eastern Europe once again posted a significant double-digit percentage growth rate. Here, sales in special detergent and household cleaner categories grew substantially faster than in the case of the more established heavy-duty detergents and hand dishwashing products.

Compared to previous years, there was a slowdown in the dynamics of the North American market attrib-

WORLD MARKET FOR LAUNDRY AND HOME CARE PRODUCTS


Detergents 54 %
Insecticides 6 %
Air Fresheners 7 %
Cleaning
Products 33 %

SALES DEVELOPMENT[1]

in percent	**2007**
Change versus previous year	**0.8**
Foreign exchange	–2.3
After adjusting for foreign exchange	**3.1**
Acquisitions/divestments	–2.4
Organic	**5.5**

[1] calculated on the basis of units of 1,000 euros

utable to increased price competition. With our Purex brand, we are well positioned in this respect.

The Laundry & Home Care business sector occupies leading positions in our markets worldwide.

Business Activity and Strategy

In keeping with our strategy to sharpen our focus on the laundry and home care brand products business, we disposed of a number of marginal activities in the year under review. These included our European private label operation and our oils and fats business in Turkey. Aside from our core markets for detergents and cleaning products, we are also active in a number of selected regions in the air freshener and insecticide segments.

In the year under review, we were able to further increase our market share in our categories, with EBIT growing faster than sales. Our objective is to continue along the road of profitable growth. Therefore, our focus is on expanding our market positions in our most important markets of Western Europe and North America, and on further improving profitability in our growth regions. In the established markets, our innovation capability is of major importance, while in our growth regions, our primary aims are to drive economies of scale and to increase the penetration of our international brands.

Sales and Profits

Despite the disposal of certain marginal businesses, we were able to increase sales by 0.8 percent to 4,148 million euros. Organic growth amounted to an encouraging 5.5 percent, with the Europe/Africa/Middle East region making a major contribution. In Western Europe, we benefited in particular from the "Best Ever" campaign which embraced not only the centennial of our largest brand Persil but also a brand relaunch of our other premium detergents in Europe. Business in North America was characterized by a highly competitive environment which adversely affected organic sales growth.

We posted our highest growth rates in Eastern Europe, further extending the leading market positions we occupy in this rapidly expanding region. Developments in Africa and the Middle East were similar, with our strong positions in Algeria and Egypt yielding particular benefits. Within the Asia-Pacific region, the performance of our business in India was especially gratifying. Thanks to successful new product launches, we were able to achieve growth rates that outpaced even that rapidly growing national market.

We increased operating profit (EBIT) by 2.1 percent to 459 million euros, the rise after adjusting for foreign exchange amounting to 4.5 percent.

Again in the year under review, we registered an increase in the price of raw materials and energy. However, through a number of globally instigated cost-reduction and efficiency-enhancing measures, we were able to extensively compensate for the additional expense. Thanks to our increasing focus on high-margin businesses and the economies of scale arising from our encouraging sales performance, we were able to improve return on sales by 0.2 percentage points to 11.1 percent.

We improved return on capital employed (ROCE) by 1.5 percentage points to 16.7 percent. Aside from positive profit developments, further optimization of our net working capital and the divestment of marginal businesses contributed to this improvement.

Business Segments

We generated good organic sales growth in both Laundry and Home Care in the year under review.

Within the *Laundry* segment, the increase in revenues was primarily due to our heavy-duty detergents and fabric softeners. Heavy-duty detergents benefited

Persil Somat Pril Purex Dixan

from the activities initiated to mark the Persil centennial. As part of a broad relaunch, the brand was once again improved in terms of performance, fragrance experience and design aesthetics. Harmonized with these developments, we also modernized and standardized the brand identity of our premium West European detergents Dixan, Le Chat and Wipp.

The increase in fabric softener sales was primarily due to developments on our European markets. Our successful brands Vernel and Silan also profited from the introduction of further new fine fragrances.

A major contribution to the good sales performance of our *Home Care* business in the year under review was made by our dishwashing and WC products. In the case of our machine dishwashing detergents, Europe was the mainstay of the improvement in revenues. The launch of Somat 7, offering – in addition to the functions of Somat 5 – a cleaning booster and an activator for improved results at low temperatures, was very successful. Double-digit percentage growth rates in Eastern Europe resulted in an increase in our market share in that region. Our hand dishwashing detergents continued their upward trend both in Europe and – particularly – in our growth regions. Our WC products also generated strong sales growth, with Eastern Europe once more providing the regional lead. Our air fresheners again performed well, with sales boosted both by encouraging developments in North America, our largest market, and by stronger penetration of these products in various other countries.

Capital Expenditures

Investment was primarily geared to expanding our European manufacturing base for liquid products. Capital expenditures also arose as a result of the relocation of some of our powder detergent production operations and the modernization and merger of certain research and administrative facilities. Other significant investments were made in information technology and in ensuring compliance with safety and environmental standards.

In all, we invested 168 million euros in property, plant and equipment compared to 139 million euros in the previous year.

Outlook

We expect our markets to expand by around 3 percent in 2008. We expect further increases in raw material prices and do not foresee any relief in the energy and transportation cost situation. We intend to compensate for such developments with price increases of our own, greater emphasis on our high-margin products and ongoing efficiency improvements.

Against this background, we expect organic sales growth in 2008 to again be above the market average, accompanied by a further increase in operating profit.

We see particular opportunities arising from continued dynamic development in the Eastern European markets and look forward to disproportionate increases in our own results arising from our strong market position in this region. In addition, we anticipate positive effects from the expansion of our market positions in the growth regions. The primary risks lie in a further increase in relevant raw material and energy prices and a further intensification of price-led competition in Europe and North America.

Bref Vernel MiR Renuzit

Successful with our customers: brands, innovations and advice create added value

Shopper marketing – at the forefront of retail evolution

Operating closely with our customers, we are developing new retail experiences and brand-building models. Innovative shopper marketing concepts effectively influence the decision to buy at the in-store product shelf, creating added value for our trade partners.



BRILLANCE
Schwarzkopf
Professional HairCare for you.

Cosmetics/Toiletries

SALES

in million euros



3,000
2,500
2,000
1,500
1,000
500
0
2,086
2,477
2,629
2,864
2,972
2003
2004
2005
2006
2007

KEY FINANCIALS[1]

in million euros	2006	2007	+/–
Sales	2,864	2,972	3.7 %
Proportion of Henkel sales	22 %	23 %	1 pp
Operating profit (EBIT)	359	372	3.8 %
Return on sales (EBIT)	12.5 %	12.5 %	0 pp
Return on capital employed (ROCE)	15.4 %	16.7 %	1.3 pp
EVA®	126	149	18.3 %

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

» **Organic sales growth of 5.8 percent**
» **Operating profit increase of 3.8 percent, 6.6 percent currency-adjusted**
» **Return on capital employed improved to 16.7 percent**

Economic Environment and Market Position

Our cosmetics market was valued at around 132 billion euros in 2007, an increase of some 2.5 percent versus the previous year. While the growth rates encountered in the markets of Western Europe and North America were below this mark, our own were disproportionately high. Supported by positive developments in the hair cosmetics segment and in our body care business, we were able to significantly expand our market positions in Western Europe, gaining market share in the process. In North America, we succeeded in substantially expanding our position in the body care segment thanks in part to the successful integration of the Right Guard brands portfolio. Eastern Europe exhibited strong market growth rates in which we were able to successfully participate. Our share of the market expansion undergone by the Asia-Pacific region was below average due to our structural focus on Japan and Australia with their partially stagnating markets. In Latin America, we were able to outpace market growth through our selective regional presence.

The international hair salon market also underwent positive development. Here again, the growth drivers were the markets of Eastern Europe and Latin America. As a globally aligned, innovative salon specialist, Schwarzkopf Professional enjoyed above-average participation in this growth, further expanding its position as the number three in the global market.

Throughout the world, our Cosmetics/Toiletries business sector holds leading positions in our markets.

Business Activity and Strategy

The Cosmetics/Toiletries business sector is active both in the branded consumer goods segments of hair cosmetics, body care, skin care and oral care, and in the professional hair salon business. Our intention is to

WORLD MARKET FOR COSMETICS/TOILETRIES



Hair Cosmetics and Salon Products 33 %
Oral Care 11 %
Skin Care 30 %
Body Care 26 %

SALES DEVELOPMENT[1]

in percent	2007
Change versus previous year	**3.7**
Foreign exchange	–2.4
After adjusting for foreign exchange	**6.1**
Acquisitions/divestments	0.3
Organic	**5.8**

[1] calculated on the basis of units of 1,000 euros

further expand the brands business on a regional basis with the emphasis on developing our strong market positions in Western and Eastern Europe and North America, accompanied by specifically focused activities in Asia. Further growth in Eastern Europe is to be achieved primarily through organic expansion derived from the broad base that we have now established. And we will be resolutely pursuing the globalization strategy of our hair salon business.

We intend to achieve growth primarily through the organic expansion of our businesses, and especially through the development and rapid commercialization of innovative products. We will continue looking at appropriate acquisitions to supplement our organic growth strategy in both our branded consumer goods and our professional businesses.

As proponents of the active portfolio management approach, we also regularly scrutinize our businesses, disposing of non-strategic marginal activities as appropriate. One such was our fine fragrance business Morris Profumi S.p.A. of Italy, a non-core operation which we divested as of March 30, 2007.

At the same time, we are focusing on the international expansion of our core branded consumer goods businesses hair cosmetics, body care, oral and skin care. The emphasis in our hair cosmetics strategy is on further developing our leading umbrella brand Schwarzkopf and driving consumer-led innovation in the core product categories of colorants, hair care and styling. In our body care business, we intend to build on the momentum generated by the latest market successes achieved in Europe through our innovation offensive; in North America we are concentrating on the expansion of our core brand Dial and the Right Guard brands portfolio acquired in 2006. In growing our successful skin care brand Diadermine, we will be concentrating on Europe, as we will in the further development of our oral care business. Our hair salon business, currently the number three in the world, is to be further strengthened with product innovations. Here we also want to develop new regional potential on a selective basis.

Our strategy of expanding and further strengthening our core businesses and key competences is aligned to the objective of achieving further, continuous improvements in profitability.

Sales and Profits

With an organic sales growth rate of 5.8 percent, the Cosmetics/Toiletries business sector recorded a new high, at the same time also significantly outstripping market growth. Results here were influenced not only by foreign exchange parities but also the divestment of the non-core fine fragrance business Morris Profumi S.p.A., Milan, Italy, effective March 30, 2007. The net effect was a nominal increase in sales of 3.7 percent to 2,972 million euros. Our business in Western Europe likewise grew substantially faster than the market. In Eastern Europe, we were able to continue our strong growth performance with a further double-digit percentage increase in revenues. We also posted appreciable growth in the Middle East and in Latin America. Our sales performance in North America reflected expansion in our Dial business and the successful integration of the Right Guard brands portfolio. Similarly, the hair salon business experienced organic growth well above market expansion.

At 372 million euros, operating profit (EBIT) was 3.8 percent above the prior-year figure, and 6.6 percent up after adjusting for foreign exchange. As a result of further cost reduction measures, we succeeded in limiting the burden of rising raw material prices. At 12.5 percent, return on sales remained at the high level of the previous year.

Return on capital employed (ROCE) increased by 1.3 percentage points to 16.7 percent, not only as a result of the rise in profits but also and particularly due to a significant reduction in capital employed arising from a strict working capital management regime.

Business Segments

In the *Hair Cosmetics* business, we succeeded in generating a substantial increase in sales accompanied by market share expansion to new record levels. This per-

Schwarzkopf Dial Fa taft

formance was driven by our top brands in our strategic business units Colorants, Hair Care and Styling. Within the colorants business, our brands Palette and Brillance performed particularly well. The focus in the Brillance line was on our Fashion Collection, while in the case of Palette it was the advent of the new Golden Gloss Browns series. The launch of Men Perfect, the first men's colorant from Schwarzkopf, also attracted further market interest. In the hair care business, our two core brands Gliss and Schauma were able to substantially expand their positions through the launch of Gliss Kur Oil Nutritive and Schauma Kiwi Glanz respectively. The new premium hair care product Activ Dr. Hoting had a good launch. In the styling segment, our European market leader Taft was augmented by Taft Volume Power and the international launch of Drei Wetter Taft Sensitive. The innovative new lines introduced under the trend brand got2b further boosted growth.

The *Body Care* business likewise continued to perform well, with our two major brands Dial and Fa successfully continuing their innovation offensive. The introduction of Fa Naturals in shower gel and deodorant form as a complement to the successfully established yogurt range generated brisk demand throughout Europe. Dial increased sales and extended its market position thanks to the new yogurt variants of its liquid and foam soap products and the successful Dial for Men range. Right Guard also made significant inroads into the US deodorant market.

The *Skin Care* business benefited from the success of our main brand, Diadermine, enabling us to expand our market positions across Europe. This encouraging development was due primarily to the anti-aging innovation 1000 Microliftings of the Lift+ series, and the launch of a premium line in the form of Diadermine Age ExCellium with caviar protein complex.

In the *Oral Care* business, we achieved good results with our Theramed brand thanks to new Theramed 2in1 freshness variants and the international launch of Theramed Titan Fresh.

Our focus in the *Hair Salon* business was on the care series Bonacure and the relaunch of the exclusive hair care brand SEAH. A further major event around the middle of the financial year was the introduction of BlondMe, the first fully comprehensive concept comprising color, care and styling components developed for the individual blonde. The roll-outs of our revamped styling brand OSiS and the colorant brand Igora Royal likewise made a positive contribution to the strong growth exhibited by the Hair Salon business.

Capital Expenditures

The investment emphasis in 2007 was on measures aligned to optimizing our structures and processes. As part of the reorganization of our production activities, we closed our plant in La Coruña, Spain effective September 30, 2007. In total, expenditures on property, plant and equipment for the year amounted to 69 million euros compared to 49 million euros in 2006.

Outlook

We expect our cosmetics market to expand by around 2 percent in 2008. Western Europe is likely to continue exhibiting no more than minor market growth within an intensely competitive environment. North America and Eastern Europe are likely to be the growth drivers for our business.

We expect organic sales growth in 2008 to be above the market average. Our objective is to expand our market positions, particularly in Europe and North America. At the core of our growth strategy is our ongoing innovation offensive. We again expect to achieve an increase in operating profit.

We see opportunities arising primarily from our participation in the disproportionate expansion of the markets of Eastern Europe and Latin America, and in further reducing our process-related production, supply chain and administrative costs.

From our point of view, the risks lie in increasing competition in already highly competitive markets, particularly in Western Europe. There is also the possibility of further increases in energy and raw material prices and the risk of a decline in consumer demand for cosmetics and toiletry products in the USA and Europe.

Successful with our customers: brands, innovations and advice create added value

When it comes to sound autobodies, Henkel sets the tone

Cars need to be quiet and sturdy. They also need to be light. Because lighter cars consume less fuel. Right from the outset, we work together with our customers in the automotive industry on the development of their prototypes. Innovative products under our Terophon brand result in autobody weight reductions while enhancing the acoustic comfort of modern automobiles.



1000 Kg
TEROPHON HDF

Teroson

Adhesives Technologies

SALES

in million euros



6,000
5,000
4,000
3,000
2,000
1,000
0
3,979
4,237
5,008
5,510
5,711
2003
2004
2005
2006
2007

KEY FINANCIALS[1]

in million euros	2006	**2007**	+/–
Sales	5,510	5,711	3.6 %
Proportion of Henkel sales	44 %	43 %	–1 pp
Operating profit (EBIT)	579	621	7.3 %
Return on sales (EBIT)	10.5 %	10.9 %	0.4 pp
Return on capital employed (ROCE)	15.9 %	16.9 %	1.0 pp
EVA®	214	253	18.2 %

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

- » **Organic sales growth of 6.5 percent**
- » **Operating profit increase of 7.3 percent, 10.4 percent currency-adjusted**
- » **Return on capital employed improved to 16.9 percent**
- » **Acquisition of National Starch businesses agreed**

Economic Environment and Market Position

In order to better utilize our core competences and further accelerate growth in all regions of the world, effective April 1, 2007 we merged the previously independent business sectors Consumer and Craftsmen Adhesives and Henkel Technologies into a new, single business sector under the name Adhesives Technologies. In the course of this integration process, we not only combined the central functions such as strategic management, product development, production, supply chain management, accounting and investment planning but also and in particular placed operational business responsibility under unified management at the national and regional level.

Our markets involving adhesives, sealants and surface treatment products had an aggregate value of around 52 billion euros in 2007, representing a global growth rate of 3 to 4 percent. However, the development of our individual business segments and regions was once again rather mixed. The slight increase in sales with respect to consumer adhesives in the core markets of Western Europe and North America was well exceeded by extremely strong growth in revenues from building adhesives in Eastern Europe, the Middle East, North Africa and Asia. Our industrial segments benefited from the buoyant economic conditions and once again registered a good level of growth across all the major sectors. Despite the difficult situation prevailing in the US automotive industry, world automobile

WORLD MARKET FOR ADHESIVES, SEALANTS AND SURFACE TREATMENT PRODUCTS



Industry 44 %
Building Adhesives 36 %
Craftsmen and Consumer 20 %

SALES DEVELOPMENT[1]

in percent	**2007**
Change versus previous year	**3.6**
Foreign exchange	–3.3
After adjusting for foreign exchange	**6.9**
Acquisitions/divestments	0.4
Organic	**6.5**

[1] calculated on the basis of units of 1,000 euros

production continued to increase, due primarily to the strong expansion undergone by the Asian market. Across all our industrial businesses, growth is driven by the desire of our customers to achieve savings in weight and volume and to improve their production processes. Consequently, more and more mechanical fastening and joining techniques are destined to be replaced by adhesive-based solutions in the future.

We lead the world in our market. In view of the heavily fragmented competitor landscape with over 1,500 vendors and a relatively small number of global players offering a comparable product portfolio, we also see ourselves as market leader in each of the individual regions. By generating an organic growth rate in 2007 that once again was well above the market average, we were able to further extend these positions. The process of consolidation within the competitive environment continued through 2007. This was apparent both from the acquisitions made by major, internationally active corporations and from company mergers initiated through private equity investment activity.

Business Activity and Strategy

Under unified management, the Adhesives Technologies business sector serves a wide range of user groups with a considerable number of different adhesives, sealants and surface treatment products.

In the Craftsmen and Consumer segment, we serve private households, schools, offices, do-it-yourselfers and professional tradespeople. We offer a wide range of adhesives and sealants for refurbishment and home construction applications, such as our Pattex power adhesives, Sista sealants and Metylan home decoration products. For applications in the home, school and office, we offer adhesives under the international brands Loctite and Pattex and also glue and correction products under the Pritt brand.

In the Building Adhesives business, we focus on products and system solutions for professional craftsmen working in construction-related trades. These include systems for tile laying, waterproofing and façade insulation, distributed under the Ceresit brand. Flooring adhesive systems are marketed internationally under the well-known Thomsit brand.

We have pooled all our activities serving industrial customers from a wide range of different sectors within our Industry business. Our product portfolio encompasses not only the high-performance Loctite adhesives and Teroson sealants but also our industrial cleaners marketed under the P3 brand. These are used in a wide range of industries, for example the automotive sector, metalworking and in the manufacture of household appliances. Within the packaging and consumer goods sectors, adhesives of the Adhesin brand are very popular with our customers in the paper industry and the graphic arts business. Under the Liofol brand, we offer high-performance laminating adhesives for the manufacture of composite films for food packaging. A range of high-tech adhesives under the Hysol brand and soldering pastes under the Multicore brand are used in the electronics industry for the manufacture of microchips and printed circuit boards.

Our centrally managed business with its different customer groupings, target industries and regions enables us both to participate in growth trends and to compensate for temporary weaknesses in individual markets, providing us with a good basis for sustainable and stable business development.

We intend to further strengthen our business specifically in Eastern Europe, Asia, Latin America, North Africa and the Middle East in order to harness the dynamics of these growth regions even more effectively. In addition to gaining entry to these markets and developing our businesses under our own steam, we also intend to grow through acquisitions. With the planned purchase of the Adhesives and Electronic Materials businesses from National Starch, which together generated sales of around 1.85 billion euros in 2006, we will

LOCTITE Teroson Ceresit P3

be able to strengthen our position in all our regions, and particularly Asia-Pacific where our revenues will double.

As part of an active portfolio management approach, we regularly scrutinize our businesses with the specific view of divesting any non-strategic or marginal activities. In the year under review, for example, we disposed of a relatively small non-core business involving dry drawing soaps for the steel industry. In order to further focus on our core activities involving adhesives, sealants and surface treatment products, we also divested our water treatment operation at the beginning of 2008.

We strive to attain the position of innovation leader in all our business segments as a proven route to achieving sustainable and profitable sales growth. Identifying specific user requirements is key to the development of successful, market-aligned solutions; this is therefore an area to which we assign especially high priority. We have established a highly modern research, training and professional development center in Shanghai, China, in order to further hone our ability to provide customer-focused products and effectively tailored system solutions. This new facility is to be used not only for our collaborations with China's most reputable universities but also for the training and further qualification of adhesives specialists working for our industrial customers. As a resource, it will enable us not only to further enhance customer loyalty but also to apprise customers as to how they can use our complex adhesive systems successfully in their production processes.

Sales and Profits

In the year under review, the Adhesives Technologies business sector increased sales by 3.6 percent to 5,711 million euros. Organic sales rose by 6.5 percent with the result that 2007 again saw us grow substantially faster than the market. All our business segments contributed to these encouraging results.

With double-digit percentage growth rates (after adjusting for foreign exchange), we were particularly successful in Eastern Europe, Africa/Middle East, Latin America and Asia-Pacific. While the growth achieved in Western Europe was good, sales in North America fell below the level of the previous year due to prevailing market conditions, whereby the weakness of the construction industry and the US automotive segment had a particularly noticeable effect. We also accepted a decline in sales in favor of price increases and a conscious shift toward businesses offering higher levels of profitability.

The cost of our raw materials again increased in the year under review. We responded to this with modifications in formulations and price rises of our own, enabling us to offset the additional expense. Operating profit improved by 7.3 percent to 621 million euros. After adjusting for foreign exchange, earnings growth was 10.4 percent. The rise was due to the compound effect of revenue growth, price increases and strict cost management. Return on sales improved by 0.4 percentage points to 10.9 percent.

With capital employed undergoing only a minor increase, ROCE improved by 1.0 percentage points to 16.9 percent.

Business Segments

We again posted a further slight increase in sales in our *Craftsmen and Consumer* business. The growth drivers in this case were the power and assembly adhesives of our international Pattex brand. Our sealants also generated a rise in revenues. While our adhesive tapes, paper glues and correction products under the Duck and Pritt brands turned in weaker results, our Loctite instant adhesives once again performed very well, with part of the success attributable to our "Hanging Man" advertising campaign.

Our *Building Adhesives* business generated by far the strongest growth, with much of the momentum once again coming from Eastern Europe. With newly established production facilities, we succeeded in meeting the rapidly growing demand for our products. In addition to the tile adhesives and waterproofing products under the Ceresit brand, our product systems for the thermal insulation of buildings underwent dynamic growth. Also suitable in modified form for the insulation of buildings in hot countries, these categories offer further attractive growth opportunities, especially in the Gulf region.

The *Industry* business segment likewise continued along its upward growth curve, our markets in Asia-Pacific, Eastern Europe and Latin America making important contributions. All our operations grew, whereby the biggest rise came from the electronics sector in the wake of the boom in memory modules and the trend toward inexpensive mobile telephones. The Loctite product portfolio for industrial maintenance, repair and overhaul applications exhibited similar growth rates. Our automotive business likewise expanded worldwide, despite the weakness of the US sector. Innovative adhesives and sealants under the Teroson brand – designed to increase crash safety while reducing noise and weight – made an important contribution to this success. Our business serving the steel industry and manufacturers of durable goods performed very well. With our high-quality Liofol laminating adhesives, we are making the most of growth opportunities within the packaging industry, serving manufacturers of flexible food packaging materials for which quality plus safety plays a particularly important role.

Capital Expenditures

Our investments in 2007 were aligned to improving our production processes and hence the competitiveness of our existing manufacturing sites. We also channeled specific investment toward strengthening our presence in our growth markets. Here, the focus was on creating new production capacities, predominantly in Eastern Europe where we took five new building adhesive plants into production in the year under review. Overall, our capital expenditures on property, plant and equipment amounted to 197 million euros compared to 207 million euros in the previous year.

Outlook

We expect overall expansion within our markets to average between 3 and 4 percent in 2008, with our growth regions likely to continue exhibiting the more dynamic increases. We anticipate a slightly positive development in Europe. However, we do not currently foresee any recovery for North America in either its construction businesses or its automotive industry.

We anticipate further increases in the prices of raw materials and packaging, to which our response will again be to implement selective price increases of our own. We are also constantly working on further optimizing our formulations, taking account of new raw materials as these become available.

Our expectations with respect to sales and profits for 2008 do not take into account the planned acquisition of the National Starch businesses. That said, we again anticipate generating organic sales growth above the market average, accompanied by a further increase in operating profit not only as a result of the increase in revenues but also due to measures designed to reduce manufacturing expense and optimize our cost structure.

We see opportunities primarily in the further substitution of conventional mechanical fastening and joining techniques by adhesive bonding systems, and in the sustained positive market dynamics of our growth regions. We envisage risks arising primarily in the future development of raw material prices, a worsening of the sub-prime mortgage crisis in the USA and therefore a deterioration in the economic conditions affecting our customer industries.


Laundry & Home Care
Cosmetics/ Toiletries
Adhesives Technologies
Corporate Functions (HR, IT, ...)
Regional Officer 1
Regional Officer 2
Regional Officer 3
Regional Officer ...
Group Financial Control: Coordination/Analysis

Risk Report

Opportunity and Risk Management System

At Henkel, risk management is performed on a **holistic, integrative basis** involving the systematic assessment of all opportunities and risks identified as likely to affect our businesses. We understand risk as being a negative deviation from a financial target or KPI resulting from an event or change in circumstances. As opportunity and risk are essentially the two sides of entrepreneurial endeavor, opportunities generally arise from a complementary view of the risk structure. Consequently, we are able both to minimize potential exposure at an early stage and effectively exploit identified opportunities. Our risk management system is an implicitly integral component of the comprehensive planning, control and reporting regime practiced in the individual companies, in our business sectors and at corporate level. The principles, processes and responsibilities relating to risk management are defined in a corporate standard that is binding throughout the Group.

The additional **risk reporting process**, performed annually, begins with identifying risks using checklists based on predefined operating and functional risk categories. The results are evaluated in a two-stage process according to occurrence likelihood and potential loss. To this end, we initially determine the gross risk and, in a second stage, the net risk after taking into account our countermeasures. Initially, risks are recorded on a decentralized basis by our affiliated companies coordinated by our regional officers. The locally collated risks are then examined by the experts of the business sectors and corporate functions, discussed in the appropriate management committees and finally assigned to a segment-specific risk inventory. Group Financial Control is responsible for coordinating the overall process and also the aggregation and analysis of the inventorized risks. All the opportunity and risk management procedures are supported by an intranet-resident database to ensure transparent communication throughout the entire corporation. Within the framework of their 2007 audit of the financial statements, the auditors examined the structure and function of the opportunity and risk management system, confirming its adequacy and regulatory compliance.

Disclosure of Major Individual Risks

General market risks arising from world economic developments and also specific trends in the regions and industries in which we operate are continuously analyzed and explicitly incorporated within our planning activities. Our appraisal of these general conditions is provided on page 69 under "Outlook for the Henkel Group".

The following explains in more detail the individual risks identified within the main risk categories incorporated in the risk inventory. Relevant opportunities are described in the "Outlook" section on page 69 and in the individual business sector summaries starting on page 52 in this Group Management Report.

Economic and sector-specific risks: Weakening market growth and increasing competition, particularly in the consumer goods segment, represent risks for our business development. We are currently observing a process of consolidation within the retail trade, resulting in increased pressure with respect to both prices and terms of business. We are therefore committed to developing further innovations. We see innovative products as enabling us to differentiate ourselves from the competition, which in turn is a significant prerequisite for the continued success of our company.

Procurement market risks: Our observations indicate that risk on the procurement market has significantly increased, this being expressed primarily in price rises for important raw materials and packaging resources. We are combating this development through the pro-active management of our vendor portfolio and a globally engaged, cross-divisional purchasing management capability. We enter into strategic partnerships with vendors of important and price-sensitive raw materials in order to minimize the concomitant price risks. We are also working hard within interdisciplinary teams (Research and Development, Supply Chain Management and Purchasing) in order to devise alternative formulations and different forms of packaging that will enable us to respond to volatility in raw material prices. We operate a strict policy of independence from individual suppliers so as to better secure the constant availability of the goods and services that we require. The basis for our successful risk management approach in this domain is a comprehensive procurement information system that ensures permanent transparency of our purchasing volumes.

Production risks: Risks in the field of production arise in the Henkel case primarily from the possibility of operational interruptions at single-source sites, although the number of such incidences has fallen sharply compared to the previous year. The negative effects of possible production failures can be offset through flexible production control and appropriate insurance policies where economically viable. Generally, risks in the field of production are minimized by ensuring a high level of employee qualification, establishing clearly defined safety standards and carrying out regular plant and equipment maintenance. Decisions relating to capital expenditures on property, plant and equipment are taken in accordance with defined, differentiated responsibility matrices and approval procedures. These incorporate all the relevant specialist functions and are regulated in an internal code of practice requiring that such investments be analyzed in advance on the basis of a detailed risk appraisal. Further auditing and analytical exercises accompanying projects at the implementation stage provide the basis for successful project management and effective risk reduction.

Information technology risks: We have observed a slight increase in the risks associated with our IT operations, due primarily to the potential for unauthorized access and data loss. Appropriate approval procedures, authorization profiles and defensive technologies are deployed in order to guard against such eventualities. Daily data back-up operations are conducted to shadow all critical data banks, and the resultant files are transferred to another site. We also carry out regular restore tests. External attacks that took place in 2007 – for example in the form of hacking, spamming or viruses – were successfully repelled by the security measures implemented and therefore had no disruptive effect on our business processes. Moreover, Henkel has put in place a globally binding internal IT code of practice to which our external service-providers are also bound. Major components of this code include measures for avoiding risk, and descriptions of escalation processes and best-practice technologies. Correct implementation is continuously monitored by our globally active Internal Audit function. In addition, our safeguards are examined for their efficacy and efficiency by independent, external specialists.

Personnel risks: The future economic development of Henkel is essentially dependent upon the commitment and capabilities of our employees. We respond to the increasing competition for well-qualified technical and managerial staff by maintaining close contacts with selected universities and conducting special recruitment campaigns. Attractive qualification and further training opportunities combined with performance-related compensation plans form the basis of our personnel development system.

Financial risks: Under the financial risk category, the main risks of relevance to Henkel are currency and interest rate risks, risks arising from our pension obligations and risks of bad debts.

Given the global alignment of our businesses, we are exposed to two types of **currency risk.** Transaction risks arise from exchange rate fluctuations causing changes in the value of future foreign currency cash flows with respect to individual company financial statements. Transaction risks arising from our operating business are avoided in part by the fact that we manufacture our products in those countries where they are also sold. Residual transaction risks on the operating side are proactively managed by Corporate Treasury. Its remit includes the ongoing assessment of specific currency risk and the development of appropriate hedging strategies. Because we strictly limit our potential losses, any negative impact on profits is restricted. The transaction risks arising from financial receivables and financial liabilities are hedged in full. Translation risks, on the other hand, emanate from changes to items on the balance sheet and income statement of a subsidiary caused by foreign exchange fluctuations and the effect these have on the conversion of individual company financial statements into Group currency. The risks arising from the translation of sales and profits of subsidiaries in foreign currencies and from net investments in foreign entities are only hedged in exceptional cases.

The **interest rate risk** encompasses those potentially positive or negative influences on profits, shareholders' equity or cash flow in current or future reporting periods arising from changes in interest rates. The deployment of interest-bearing financial instruments with the objective of optimizing the net interest result for the Henkel Group constitutes an essential component of our financial policy. The maturity structure is controlled both by choosing appropriate fixed-interest periods for the underlying financial assets and financial liabilities affecting liquidity, and by using interest rate derivatives. The interest rates on the bond for 1.0 billion euros issued by Henkel KGaA in May 2003 and on the hybrid bond for 1.3 billion euros issued by Henkel KGaA in November 2005 were both converted from fixed to floating using interest rate swaps; in the case of the 2003 bond, the swap was 100 percent, and in the case of the 2005 bond, there was a 50 percent swap. As the bonds and interest rate swaps are in a formally documented hedge accounting relationship, the measurement of the bonds and the measurement of the interest rate swaps match in practical terms. Henkel is also extensively protected against short-term increases in interest rates by additional interest rate caps and forward rate agreements.

Our **liquidity risk** can be regarded as extremely low due to the fact that we are able to call upon long-term financing instruments and additional liquidity reserves in the form of various credit lines.

The basis of our currency, interest rate and liquidity risk control capability is provided by the treasury guidelines introduced by the Management Board, which are binding on the entire corporation. Defined in these are the targets, principles, competences and jurisdictions of Corporate Treasury. They describe the fields of responsibility and establish the distribution of these responsibilities between the corporate level and our subsidiaries. The trading, treasury control and settlement (front, middle and back office) functions are physically and organizationally separated. Our clear regulations on handling financial risks constitute an important component of Henkel's financial strategy, by which all financial risks, including that of the liquidity of our subsidiaries, are centrally managed. We deploy derivative financial instruments exclusively for hedging purposes. Additional information on derivatives and other financial instruments, and also the systems applied in the control of risk, can be found in Note 42 to the Consolidated Financial Statements.

Risks arising from pension obligations relate to changes in interest rates, inflation rates, trends in wages and salaries, and changes in the statistical life expectancy of pension beneficiaries. Such risks are controlled as far as possible by structuring pension fund assets to match our pension obligations. Major pension funds are administered by external fund managers in Germany, the USA, the UK, Ireland and the Netherlands. The funds covering our pension obligations have been invested on the basis of asset-liability studies. The investments in Germany are structured such that the risks arising from interest rate changes affecting the level of pension liabilities are reduced by the expected return on the interest-bearing assets. In the event of adverse movements in the stock markets, the investments made in shares and fund units negatively affect the performance of the pension assets. This risk is countered by ensuring the wide diversification of our investment portfolio.

We counter the perennial **bad debt or credit risk** within the framework of our global credit policy through standardized procedures, a pro-active credit management regime and the use of guarantees and payment default insurance policies. Aside from meticulous local vigilance, we also monitor our key customer relationships at the global level.

Research and technology risks: We regard the possibility of failing to identify technological advancements and potential innovations as a concomitant risk in the field of research and development. Our fundamental research activities and extensive exchange of information with universities and external research institutes serve to minimize this risk. Innovative products are a major factor in the success of our company. By conducting comprehensive market analyses and market research aligned to gaining insights into the needs and desires of our customers, by identifying future trends at an early stage and by implementing modern methods of innovation management, we ensure that relevant risks are minimized and corresponding opportunities for a successful product launch are maximized. As a further safeguard, we have also established a professional ideas and project management capability.

A constant potential risk for Henkel relates to the effect on our processes and product formulations that may arise from possible changes in law. In anticipation of the advent of new European legislation concerning the registration, evaluation, authorization and restriction of chemical substances (REACH), our processes have already been realigned to such future requirements, not least in order to minimize the additional costs that will ensue once the pre-registration phase commences in 2008. The global introduction of new classification and identification rules governing chemical substances and product formulations in the form of the Globally Harmonized System (GHS) of the United Nations is a further case in point. Again, we are making sure that we are ready for these changes, preparations for which are currently underway in many countries and geographical jurisdictions.

Legal risks: As a globally active corporation, we are also exposed in the course of our ordinary business activities to a range of risks relating to litigations in which we are currently involved or may become involved in the future. These include, in particular, risks arising from the fields of product liability, product defects, laws relating to competition and monopolies, the infringement of proprietary rights, and environmental protection.

We counteract legal risks by issuing corresponding binding guidelines and codes of conduct and by instituting appropriate training measures. We address current actions and potential litigation risk by maintaining constant contacts between the corporate legal department and local attorneys, and also through our separate reporting system. For certain legal risks, we have taken out insurance policies that are standard for the industry and that we consider to be adequate. We form provisions for litigations to the extent that it is likely in our estimation that obligations may arise which are either excluded from or not fully covered by our insurance policies and where a reasonably accurate estimate of the potential loss is possible. Nevertheless, losses can arise from litigations that are not covered by our insurance policies or our provisions.

There are currently no risks arising from litigations either pending or threatened that could have a material influence on our financial position.

Overall Risk

At the time of writing this report, there are no identifiable risks relating to further developments that could endanger the existence either of the holding company or of the Group as a going concern. Our risk analysis indicates that the net assets, financial position and results of operations of the holding company and of the Group as a whole are not currently endangered either by individual risks or by the aggregated exposure arising from all risks combined. The system of risk categorization undertaken by Henkel indicates that the most significant exposure relates to the procurement market and financial management risks, to which we are responding with the countermeasures described.

Outlook for the Henkel Group

Underlying Conditions

World Economy

We anticipate that world economic growth will ease in comparison to 2007.

In particular, we expect the USA to exhibit a rather low growth rate, and that economic expansion in Europe will likewise slow. Growth in Western Europe as a whole, including Germany, is likely to be moderate.

The dynamism exhibited by our growth regions of Eastern Europe, Africa/Middle East, Asia (excl. Japan) and Latin America is expected to continue.

We anticipate a further increase in raw material prices, to which we will respond selectively with price increases of our own. We expect the euro/US dollar exchange rate to be volatile, with the US dollar ending the year somewhat stronger. While we anticipate a fall in interest rates in the USA, we expect those in Europe to remain steady with a slight downward tendency.

Sector Development

Private consumption in Western Europe is expected to continue to increase slightly. However, consumers in the USA are likely to be more reluctant to spend than they were in 2007, due not least to the real estate crisis.

We expect overall automotive output to undergo a moderate degree of expansion. While production in the USA is once again likely to decline, this will be more than offset by increasing production figures, particularly in the growth regions. We regard the outlook for the electronics industry as more encouraging.

Similarly, we expect that growth will continue in the machine construction and metalworking industries. Our assumption for the packaging sector is that it will undergo growth similar to that of the industry as a whole.

Construction in the USA is likely to remain weak. By contrast, we expect our growth regions to continue to exhibit dynamic development in the building sector.

Opportunities and Risks

Despite the expected slow-down, opportunities are likely to arise from the still generally favorable conditions characterizing the world economy overall and the sectors we serve. Opportunities are also expected to emanate from our ever stronger commitment to innovation and our already established presence in the dynamically developing growth markets.

We see risks arising from a recession in the USA and contagion in other regions of the world, in the possibility of further raw material price increases, in further consolidation at the customer level and in the possibility of increasing competition, to which we would need to respond with increased market investments.

Further specific opportunities and risks are discussed in the individual business sector reports starting on page 52.

Sales and Profits Forecast for 2008

We intend once again to grow stronger than our markets.

Henkel expects to achieve organic sales growth (i.e. after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2008.

We expect an increase in operating profit (EBIT) – adjusted for foreign exchange – in excess of organic sales growth.

We likewise expect an increase in earnings per preferred share (EPS) in excess of organic sales growth.

Our sales and profits forecast does not take into account the effects of a major shift in prevailing economic conditions or the planned acquisition of the Adhesives and Electronic Materials businesses of National Starch.

Long-term Sales and Profits Forecast

We further expect to generate a rate of organic sales growth in excess of the market average in the coming years, with operating profit (EBIT) and earnings per preferred share (EPS) rising faster than sales.

Subsequent Events

In keeping with our strategy to focus on our core businesses, on January 11, 2008, we sold our industrial water treatment business to BK Giulini, Ludwigshafen, Germany, a subsidiary of Israel Chemicals Ltd. (ICL). This operation, a marginal activity assigned to the Adhesives Technologies business sector, generated sales of 52 million euros in fiscal 2006.

In mid January 2008, we informed our employees in Avon, Ohio, USA, that we had reached an agreement with Innovative Brands, a subsidiary of Najafi Companies, on the sale of the brands Duck, Painter's Mate Green and Easy Liner from our Consumer Adhesives business in North America. The closing of the transaction is pending, subject to antitrust approval.

Subindex

Consolidated Statement of Income

in million euros	Note	2006	%	2007	%	Change
Sales	1	**12,740**	**100.0**	**13,074**	**100.0**	**2.6 %**
Cost of sales	2	–6,963	–54.7	–7,013	–53.6	0.7 %
Gross profit		**5,777**	**45.3**	**6,061**	**46.4**	**4.9 %**
Marketing, selling and distribution expenses	3	–3,650	–28.5	–3,748	–28.6	2.7 %
Research and development expenses	4	–340	–2.7	–350	–2.7	2.9 %
Administrative expenses	5	–697	–5.5	–664	–5.1	–4.7 %
Other operating income[1]	6	266	2.1	109	0.8	–59.0 %
Other operating charges[1]	7	–58	–0.5	–64	–0.5	10.3 %
Operating profit (EBIT)		**1,298**	**10.2**	**1,344**	**10.3**	**3.5 %**
Share of net profits of associates		83	0.6	88	0.7	6.0 %
Net result from other investments		–29	–0.2	–4	–0.1	–86.2 %
Investment result		**54**	**0.4**	**84**	**0.6**	**55.6 %**
Interest income		71	0.5	91	0.7	28.2 %
Interest expense		–247	–1.9	–269	–2.1	8.9 %
Net interest		**–176**	**–1.4**	**–178**	**–1.4**	**1.1 %**
Financial result	8	**–122**	**–1.0**	**–94**	**–0.7**	**–23.0 %**
Earnings before tax		**1,176**	**9.2**	**1,250**	**9.6**	**6.3 %**
Taxes on income	9	**–305**	**–2.4**	**–309**	**–2.4**	**1.3 %**
Net earnings		**871**	**6.8**	**941**	**7.2**	**8.0 %**
Minority interests	10	–16	–0.1	–20	–0.2	25.0 %
Earnings after minority interests		**855**	**6.7**	**921**	**7.0**	**7.7 %**

[1] prior-year figure adjusted

EARNINGS PER SHARE (BASIC)[2]

in euros	Note	2006	2007	Change
Ordinary shares	48	1.97	2.12	7.6 %
Non-voting preferred shares	48	1.99	2.14	7.5 %

[2] basis: share split (1:3) of June 18, 2007

EARNINGS PER SHARE (DILUTED)[2]

in euros	Note	2006	2007	Change
Ordinary shares	48	1.97	2.12	7.6 %
Non-voting preferred shares	48	1.98	2.13	7.6 %

[2] basis: share split (1:3) of June 18, 2007

Consolidated Balance Sheet

ASSETS

in million euros	Note	2006	%	**2007**	%
Intangible assets	11	5,487	41.2	4,940	37.9
Property, plant and equipment	12	2,078	15.6	2,077	15.9
Investments in associates		*496*	*3.7*	*495*	*3.8*
Other investments		*66*	*0.5*	*33*	*0.3*
Financial assets[1]	13	562	4.2	528	4.1
Other financial assets[2]	14	70	0.5	66	0.5
Income tax refund claims[3]		5	–	4	–
Other non-current assets[1]	15	99	0.7	67	0.5
Deferred taxes	16	363	2.7	249	1.9
Non-current assets		**8,664**	**64.9**	**7,931**	**60.8**
Inventories	17	1,325	9.9	1,283	9.8
Trade accounts receivable	18	1,868	14.0	1,694	13.0
Other financial assets[2]	19	124	0.9	170	1.3
Other current assets[1]	20	312	2.4	315	2.4
Income tax refund claims[3]		110	0.8	90	0.7
Liquid funds/Marketable securities	21	929	7.0	1,440	11.0
Assets held for sale	22	14	0.1	125	1.0
Current assets		**4,682**	**35.1**	**5,117**	**39.2**
Total assets		**13,346**	**100.0**	**13,048**	**100.0**

SHAREHOLDERS' EQUITY AND LIABILITIES

in million euros	Note	2006	%	**2007**	%
Subscribed capital	23	374	2.9	438	3.3
Capital reserve	24	652	4.9	652	5.0
Retained earnings	25	5,362	40.2	5,963	45.7
Gains and losses recognized in equity	26	–901	–6.8	–1,410	–10.8
Equity excluding minority interests		**5,487**	**41.2**	**5,643**	**43.2**
Minority interests	27	60	0.4	63	0.5
Equity including minority interests		**5,547**	**41.6**	**5,706**	**43.7**
Pensions and similar obligations	28	788	5.9	657	5.0
Long-term income tax provisions[3]	29	168	1.3	100	0.8
Other long-term provisions	29	126	0.9	119	0.9
Long-term borrowings	30	2,322	17.4	2,304	17.7
Non-current financial liabilities[2]	31	118	0.9	147	1.1
Other non-current liabilities[1]	32	8	0.1	10	0.1
Deferred taxes	33	427	3.2	314	2.4
Non-current liabilities		**3,957**	**29.7**	**3,651**	**28.0**
Current income tax provisions[3]	34	108	0.8	152	1.2
Other current provisions	34	884	6.6	763	5.9
Short-term borrowings	35	1,012	7.6	838	6.4
Trade accounts payable	36	1,494	11.2	1,477	11.3
Current financial liabilities[2]	37	93	0.7	246	1.9
Other current liabilities[1]	38	224	1.6	200	1.5
Income tax liabilities[3]		27	0.2	15	0.1
Current liabilities		**3,842**	**28.7**	**3,691**	**28.3**
Total equity and liabilities		**13,346**	**100.0**	**13,048**	**100.0**

[1] prior-year figures restated due to application of IFRS 7
[2] new heading due to application of IFRS 7
[3] separate disclosure of income tax items to improve clarity

Consolidated Cash Flow Statement

SEE NOTE 49

in million euros	2006	**2007**
Operating profit (EBIT)	**1,298**	**1,344**
Income taxes paid	–259	–305
Amortization/depreciation/write-ups of non-current assets (excluding financial assets)	350	337
Net gains/losses on disposal of non-current assets (excluding financial assets)	–94	–5
Change in inventories	–147	–60
Change in trade accounts receivable	–142	81
Change in other receivables and miscellaneous assets	–44	–24
Change in trade accounts payable	201	56
Change in other liabilities and provisions	–32	–103
Cash flow from operating activities	**1,131**	**1,321**
Purchase of intangible assets	–47	–40
Purchase of property, plant and equipment	–431	–470
Purchase of financial assets/acquisitions	–400	–7
Proceeds on disposal of subsidiaries and business units	200	93
Proceeds on disposal of other non-current assets	132	63
Cash flow from investing activities/acquisitions	**–546**	**–361**
Henkel KGaA dividends	–190	–211
Subsidiary company dividends (to other shareholders)	–12	–12
Interest received	70	87
Dividends received	25	29
Interest paid	–294	–314
Dividends and interest paid and received	*–401*	*–421*
Change in borrowings	–194	13
Allocation to Contractual Trust Arrangement (CTA)	–188	–
Other financing transactions	25	13
Cash flow from financing activities	**–758**	**–395**
Change in cash and cash equivalents due to movement in funds	**–173**	**565**
Change in cash and cash equivalents due to exchange rate movements	–110	–54
Change in liquid funds and marketable securities	**–283**	**511**
Liquid funds and marketable securities at January 1	1,212	929
Liquid funds and marketable securities at December 31	929	1,440

COMPUTATION OF FREE CASH FLOW

in million euros	2006	**2007**
Cash flow from operating activities	1,131	1,321
Purchase of intangible assets	–47	–40
Purchase of property, plant and equipment	–431	–470
Proceeds on disposal of subsidiaries and business units	200	93
Proceeds on disposal of other non-current assets	132	63
Dividends received/Net interest	–199	–198
Free cash flow	**786**	**769**

Statement of Recognized Income and Expense

in million euros	2006	2007
Net earnings	**871**	**941**
Foreign exchange effects	–486	–425
Financial instruments	3	–92
Actuarial gains/losses	7	–7
Other gains and losses recognized in equity	–9	3
Share of net profits of associates	–83	–52
Gains and losses recognized directly in equity	**–568**	**–573**
Total earnings for the period	**303**	**368**
– Minority interests	44	15
– Shareholders of Henkel KGaA	259	353

Notes to the Consolidated Financial Statements: Statement of Changes in Equity

SEE NOTES 23 TO 27

in million euros					Gains and losses recognized in equity			
	Ordinary shares	Preferred shares	Capital reserve	Retained earnings	Translation differences	Financial instruments	Minority interests	**Total**
At January 1, 2006	**222**	**152**	**652**	**4,764**	**–396**	**–23**	**28**	**5,399**
Distributions	–	–	–	–190	–	–	–12	–202
Sale of treasury stock	–	–	–	47	–	–	–	47
Net earnings	–	–	–	855	–	–	16	871
Foreign exchange effects	–	–	–	–	–485	–	–1	–486
Financial instruments	–	–	–	–	–	3	–	3
Actuarial gains and losses	–	–	–	7	–	–	–	7
Other gains and losses recognized in equity	–	–	–	–121	–	–	29	–92
At December 31, 2006/ January 1, 2007	**222**	**152**	**652**	**5,362**	**–881**	**–20**	**60**	**5,547**
Distributions	–	–	–	–211	–	–	–12	–223
Sale of treasury stock	–	–	–	14	–	–	–	14
Net earnings	–	–	–	921	–	–	20	941
Foreign exchange effects	–	–	–	–	–417	–	–8	–425
Financial instruments	–	–	–	–	–	–92	–	–92
Increase in share capital out of corporate funds	38	26	–	–64	–	–	–	–
Actuarial gains and losses	–	–	–	–7	–	–	–	–7
Other gains and losses recognized in equity	–	–	–	–52	–	–	3	–49
At December 31, 2007	**260**	**178**	**652**	**5,963**	**–1,298**	**–112**	**63**	**5,706**

Group Segment Report by Business Sector[1)]

SEE NOTE 47

in million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives Technologies	**Operating business sectors total**	Corporate	**Henkel**
Sales 2007	**4,148**	**2,972**	**5,711**	**12,831**	**243**	**13,074**
Change from previous year	0.8 %	3.7 %	3.6 %	2.7 %	–	2.6 %
Proportion of Group sales	32 %	23 %	43 %	98 %	2 %	100 %
Sales 2006	4,117	2,864	5,510	12,491	249	12,740
EBITDA 2007	**569**	**422**	**772**	**1,763**	**–82**	**1,681**
EBITDA 2006	579	412	726	1,717	–69	1,648
Change from previous year	–1.9 %	2.4 %	6.4 %	2.6 %	–	1.9 %
Return on sales (EBITDA) 2007	**13.7 %**	**14.2 %**	**13.5 %**	**13.7 %**	**–**	**12.8 %**
Return on sales (EBITDA) 2006	14.1 %	14.4 %	13.2 %	13.8 %	–	12.9 %
Amortization/depreciation of trademark rights, other rights and property, plant and equipment 2007	**110**	**50**	**151**	**311**	**26**	**337**
of which impairment losses 2007	**2**	**1**	**–**	**3**	**2**	**5**
of which write-ups 2007	**–**	**–**	**1**	**1**	**2**	**3**
Amortization/depreciation of trademark rights, other rights and property, plant and equipment 2006	130	53	147	330	20	350
of which impairment losses 2006	7	6	2	15	1	16
of which write-ups 2006	1	–	–	1	–	1
EBIT 2007	**459**	**372**	**621**	**1,452**	**–108**	**1,344**
EBIT 2006	449	359	579	1,387	–89	1,298
Change from previous year	2.1 %	3.8 %	7.3 %	4.7 %	–	3.5 %
Return on sales (EBIT) 2007	**11.1 %**	**12.5 %**	**10.9 %**	**11.3 %**	**–**	**10.3 %**
Return on sales (EBIT) 2006	10.9 %	12.5 %	10.5 %	11.1 %	–	10.2 %
Capital employed 2007[2)]	**2,752**	**2,236**	**3,680**	**8,668**	**76**	**8,744**
Capital employed 2006[2)]	2,955	2,328	3,648	8,931	24	8,955
Change from previous year	–6.9 %	–4.0 %	0.9 %	–2.9 %	–	–2.4 %
Return on capital employed (ROCE) 2007	**16.7 %**	**16.7 %**	**16.9 %**	**16.8 %**	**–**	**15.4 %**
Return on capital employed (ROCE) 2006	15.2 %	15.4 %	15.9 %	15.5 %	–	14.5 %
Capital expenditures (excl. financial assets) 2007	**180**	**77**	**236**	**493**	**47**	**540**
Capital expenditures (excl. financial assets) 2006	157	381	272	810	53	863
Operating assets 2007[3)]	**4,123**	**2,917**	**4,690**	**11,730**	**361**	**12,091**
Operating liabilities 2007	**1,234**	**873**	**1,362**	**3,469**	**285**	**3,754**
Net operating assets employed 2007[3)]	**2,889**	**2,044**	**3,328**	**8,261**	**76**	**8,337**
Operating assets 2006[3)]	4,295	2,930	4,562	11,787	399	12,186
Operating liabilities 2006	1,174	783	1,256	3,213	375	3,588
Net operating assets employed 2006[3)]	3,121	2,147	3,306	8,574	24	8,598

[1)] calculated on the basis of units of 1,000 euros
[2)] including goodwill at acquisition cost
[3)] including goodwill at net book value

Group Segment Report by Region[1]

SEE NOTE 47

in million euros	Europe/ Africa/ Middle East	North America (USA, Canada)	Latin America	Asia-Pacific	**Regions total**	Corporate	**Henkel**
Sales by location of company 2007	**8,480**	**2,557**	**691**	**1,103**	**12,831**	**243**	**13,074**
Change from previous year	5.4 %	-6.8 %	4.3 %	6.0 %	2.7 %	–	2.6 %
Proportion of Group sales	65 %	20 %	5 %	8 %	98 %	2 %	100 %
Sales by location of company 2006	8,045	2,742	663	1,041	12,491	249	12,740
Sales by location of customer 2007	**8,397**	**2,543**	**709**	**1,182**	**12,831**	**243**	**13,074**
Change from previous year	5.2 %	-6.5 %	3.4 %	7.0 %	2.7 %	–	2.6 %
Proportion of Group sales	64 %	20 %	5 %	9 %	98 %	2 %	100 %
Sales by location of customer 2006	7,979	2,721	686	1,105	12,491	249	12,740
EBITDA 2007	**1,204**	**378**	**77**	**104**	**1,763**	**-82**	**1,681**
EBITDA 2006	1,173	397	61	86	1,717	-69	1,648
Change from previous year	2.7 %	-4.9 %	25.7 %	20.7 %	2.6 %	–	1.9 %
Return on sales (EBITDA) 2007	**14.2 %**	**14.8 %**	**11.1 %**	**9.4 %**	**13.7 %**	**–**	**12.8 %**
Return on sales (EBITDA) 2006	14.6 %	14.5 %	9.2 %	8.3 %	13.8 %	–	12.9 %
EBIT 2007	**1,005**	**308**	**58**	**81**	**1,452**	**-108**	**1,344**
EBIT 2006	957	321	43	66	1,387	-89	1,298
Change from previous year	5.0 %	-3.8 %	35.5 %	22.2 %	4.7 %	–	3.5 %
Return on sales (EBIT) 2007	**11.9 %**	**12.1 %**	**8.4 %**	**7.3 %**	**11.3 %**	**–**	**10.3 %**
Return on sales (EBIT) 2006	11.9 %	11.7 %	6.4 %	6.4 %	11.1 %	–	10.2 %
Return on capital employed (ROCE) 2007	**30.4 %**	**7.3 %**	**13.7 %**	**11.4 %**	**16.8 %**	**–**	**15.4 %**
Return on capital employed (ROCE) 2006	29.3 %	7.0 %	9.5 %	10.2 %	15.5 %	–	14.5 %
Operating assets 2007[2]	**5,215**	**4,980**	**529**	**1,006**	**11,730**	**361**	**12,091**
Operating liabilities 2007	**2,447**	**560**	**130**	**332**	**3,469**	**285**	**3,754**
Net operating assets employed 2007[2]	**2,768**	**4,420**	**399**	**674**	**8,261**	**76**	**8,337**
Operating assets 2006[2]	4,941	5,408	539	899	11,787	399	12,186
Operating liabilities 2006	2,204	608	111	290	3,213	375	3,588
Net operating assets employed 2006[2]	2,737	4,800	428	609	8,574	24	8,598

[1] calculated on the basis of units of 1,000 euros
[2] including goodwill at net book value

In the operating business sectors, affiliated companies located in Germany, including the parent company, achieved sales in 2007 of 2,081 million euros (2006: 2,027 million euros) and reported intangible assets and property, plant and equipment at December 31, 2007 of 990 million euros (2006: 971 million euros).

The affiliated companies domiciled in North America reported intangible assets, property, plant and equipment at December 31, 2007 of 3,841 million euros (2006: 4,342 million euros).

Changes in Intangible Assets, Property, Plant and Equipment and Financial Assets

COST

in million euros	Intangible assets	Property, plant and equipment	Financial assets	**Total**
At January 1, 2006	**6,089**	**5,285**	**699**	**12,073**
Changes in the Group/Acquisitions	352	21	–18	355
Additions	47	431	93	571
Disposals[1]	–18	–258	–179	–455
Reclassifications	5	–5	–	–
Translation differences	–530	–147	–13	–690
Reclassifications due to application of IFRS 7	–	–	–3	–3
At December 31, 2006/January 1, 2007	**5,945**	**5,327**	**579**	**11,851**
Changes in the Group/Acquisitions	–2	–76	–31	–109
Additions	40	470	67	577
Disposals[1]	–86	–242	–61	–389
Reclassifications	16	–16	–	–
Translation differences	–489	–126	–8	–623
At December 31, 2007	**5,424**	**5,337**	**546**	**11,307**
[1] of which assets held for sale 2007	–65	–44	–	–109
[1] of which assets held for sale 2006	–	–10	–	–10

ACCUMULATED AMORTIZATION/DEPRECIATION

in million euros	Intangible assets	Property, plant and equipment	Financial assets	**Total**
At January 1, 2006	**429**	**3,240**	**18**	**3,687**
Changes in the Group/Acquisitions	–1	3	–2	–
Write-ups	–	–1	–1	–2
Scheduled amortization/depreciation	53	282	–	335
Impairment losses	3	13	4	20
Disposals[1]	–16	–220	–2	–238
Reclassifications	–	–	–	–
Translation differences	–10	–68	–	–78
Reclassifications due to application of IFRS 7	–	–	–	–
At December 31, 2006/January 1, 2007	**458**	**3,249**	**17**	**3,724**
Changes in the Group/Acquisitions	–5	–51	–	–56
Write-ups	–	–3	–	–3
Scheduled amortization/depreciation	56	279	–	335
Impairment losses	1	4	4	9
Disposals[1]	–19	–164	–3	–186
Reclassifications	1	–1	–	–
Translation differences	–8	–53	–	–61
At December 31, 2007	**484**	**3,260**	**18**	**3,762**
[1] of which assets held for sale 2007	–	–17	–	–17
[1] of which assets held for sale 2006	–	–5	–	–5

NET BOOK VALUE

in million euros	Intangible assets	Property, plant and equipment	Financial assets	**Total**
At December 31, 2007	**4,940**	**2,077**	**528**	**7,545**
At December 31, 2006	5,487	2,078	562	8,127

The impairment losses are allocated to the relevant functions.

General information

The consolidated financial statements of Henkel KGaA have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

The individual financial statements of the companies included in the consolidation are drawn up on the same accounting date as those of Henkel KGaA.

Members of the KPMG organization or other independent firms of auditors instructed accordingly have either audited the financial statements of companies included in the consolidation or, in exceptional cases, conducted a review of those financial statements. On January 31, 2008, the personally liable managing partner of Henkel KGaA approved the release of the consolidated financial statements to the Supervisory Board. The Supervisory Board is responsible for reviewing the consolidated financial statements and declaring whether it approves them.

The consolidated financial statements are based on the principle of historical cost with the exception that certain financial instruments are accounted for at their fair values. The Group currency is the euro. Unless otherwise indicated, all amounts are shown in million euros. In order to improve the clarity and informative value of the consolidated financial statements, certain items are combined in the balance sheet and in the statement of income and shown separately in the Notes. A number of changes have been made to the structure of the consolidated statement of income, consolidated balance sheet and Notes to the consolidated financial statements as a result of the application of IFRS 7 "Financial Instruments: Disclosures", which was mandatory from January 1, 2007. We have applied IFRS 8 "Operating Segments" before its effective date. We have also applied the revised IAS 1 "Presentation of Financial Statements" to the information disclosed about capital.

Scope of consolidation

In addition to Henkel KGaA, the consolidated financial statements at December 31, 2007 include 10 German and 195 non-German companies in which Henkel KGaA has the power to govern the financial and operating policies, based on the concept of control. This is generally the case where Henkel KGaA holds, directly or indirectly, a majority of the voting rights. Companies in which not more than half of the shares are held are fully consolidated if Henkel KGaA has the power, directly or indirectly, to govern their financial and operating policies.

The composition of the Group has changed in the course of 2007 compared to the previous year. Nine companies have been included in the consolidated Group figures for the first time, five companies were merged and six companies are no longer consolidated. The financial investment in Ecolab Inc., St. Paul, Minnesota, USA is accounted for using the at-equity method, because the Henkel Group holds more than 20 percent of the voting rights and has significant influence on the financial and operating policies of the company.

MAJOR DIVESTMENTS

in million euros	2007
Sale proceeds	**93**
Results of the divested companies/businesses	
Sales	46
Operating profit (EBIT)	–6
Net assets	–77

The companies no longer included in the consolidation include Chemolux S.à.r.l., Morris Profumi S.p.A. and Henkel Chemicals (Mauritius) Ltd. On April 13, 2007, we sold our Chemtek business in the UK under an asset deal.

Consolidation methods

The purchase method is used for the consolidation of capital. This method stipulates that, for business combinations, all hidden reserves and hidden charges in the company acquired are fully reflected at fair value and all identifiable intangible assets are separately disclosed. Any difference arising between the fair value of the net assets and the purchase price is recognized as goodwill. Companies acquired are included in the consolidation for the first time by offsetting the carrying amount of the parent company's investment in the subsidiary companies against their assets and liabilities. In subsequent years, the carrying amount of the parent company's investment in the subsidiary companies is eliminated against the current equity of the subsidiary companies.

All receivables and liabilities, sales, income and expenses, as well as intercompany profits on non-current assets or inventories supplied by other companies in the Group, are eliminated on consolidation. Intra-Group supplies are effected on the basis of market or transfer prices.

Currency translation

The financial statements of the consolidated companies included in the consolidation, including the hidden reserves and hidden charges of Group companies recognized under the purchase method, and also goodwill arising on consolidation, are translated into euros using the functional currency method outlined in IAS 21. The functional currency is the main currency in which the foreign company generates funds and makes payments. As the functional currency for all the companies included in the consolidation is the local currency of the company concerned, assets and liabilities are translated at closing rates, while income and expenses are translated at the average rates for the year, based on an approximation of the actual rates at the date of transaction. The differences arising from using average rather than closing rates are taken to equity and shown as "Gains and losses recognized in equity", without affecting earnings.

Foreign currency accounts receivable and payable are translated at closing rates. For the main currencies in the Group, the following exchange rates have been used based on one euro:

CURRENCY

		Average exchange rate		Closing exchange rate	
	ISO Code	2006	**2007**	2006	**2007**
British pounds	GBP	0.68	0.68	0.6715	0.7334
Swiss francs	CHF	1.57	1.64	1.6069	1.6547
Japanese yen	JPY	146.04	161.20	156.9300	164.9300
US dollars	USD	1.25	1.37	1.3170	1.4721

Accounting estimates and assumptions

Preparation of the consolidated financial statements is based on a number of accounting estimates and assumptions. These have an impact on the reported amounts of assets, liabilities and contingent liabilities at the balance sheet date and the disclosure of income and expenses for the reporting period. The actual amounts may differ from these estimates.

The accounting estimates and their underlying assumptions are continually reviewed. The effect of a change in an accounting estimate is included in the period of the change if the change affects the period only, or in the period of the change and future periods if the change affects both. The judgments of the Management Board regarding the application of those IFRSs which have a significant impact on the consolidated financial statements are presented in the explanatory notes on taxes on income (Note 9), intangible assets (Note 11), pensions and similar obligations (Note 28), derivatives and other financial instruments (Note 42) and share-based payment plans (Note 44).

Accounting standards not applied prior to their effective date

The following interpretations and revisions to existing standards of possible relevance to Henkel have not yet been applied: the revised IAS 23 "Borrowing Costs", IFRIC 11 "Group and Treasury Share Transactions", IFRIC 12 "Service Concession Arrangements", IFRIC 13 "Customer Loyalty Programs", IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction". These interpretations and standards will be applied by Henkel from fiscal 2008 or later. We expect the future application of IFRICs 11 to 14 and the revised IAS 23 not to have a significant impact on the presentation in the financial statements.

Notes to the Consolidated Statement of Income

(1) Sales

Sales comprise sales of goods and services less sales deductions. Sales are recognized once the goods have been delivered or the service has been performed. In the case of goods, this coincides with the physical delivery and transfer of risk. It must also be probable that the economic benefits associated with the transaction will flow to the company and the costs incurred in respect of the transaction must be reliably measurable. Services are generally provided in conjunction with the sale of goods and recorded once the service has been performed. No sale is recognized if there are significant risks relating to the receipt of the consideration or it is likely that the goods will be returned. Interest income is recognized on a time proportion basis that takes into account the effective yield on the asset and the interest rate in force. Dividend income from investments is recognized when the shareholder's right to receive payment is established.

An analysis of sales by business sector and geographical region is shown in the Group segment reports on pages 76 and 77.

(2) Cost of sales

Cost of sales comprises the cost of products and services sold and the purchase cost of merchandise sold. It consists of the directly attributable cost of materials and primary production cost, as well as indirect production overheads including the appropriate amount of wear and tear on non-current assets.

(3) Marketing, selling and distribution expenses

In addition to marketing organization and distribution costs, this item comprises mainly advertising, sales promotion and market research costs. Also included here are the costs of technical advisory services for customers and amounts written off accounts receivable of 15 million euros in 2007 (2006: 23 million euros).

(4) Research and development expenses

Research expenses may not be recognized as an asset. Development costs are recognized as an asset if all the criteria for recognition are met, the research phase can be clearly distinguished from the development phase and the expenditure can be attributed to distinct individual project phases. Currently, the criteria set out in IAS 38 for recognizing development costs are not all being met, due to a high level of interdependence within the development projects and the uncertainty as to which products will eventually be marketable.

(5) Administrative expenses

Administrative expenses include personnel and non-personnel costs of Group management and costs relating to the Human Resources, Purchasing, Accounts and IT departments.

(6) Other operating income

OTHER OPERATING INCOME

in million euros	2006	**2007**
Gains on disposal of non-current assets	44	14
Profits on sale of businesses	57	–
Income from assignment of accounts receivable	43	–
Income from release of provisions	58	35
Income from release of valuation allowances for doubtful debts	4	6
Write-ups of non-current assets	1	3
Other operating revenue	59	51
Total	**266**	**109**

The income in 2006 from the assignment of accounts receivable related to the assignment by Henkel KGaA to Henkel Trust e.V. of a non-current receivable arising from claims pertaining to a hereditary building lease.

Also in 2006, we achieved profits on the sale of the insulating glass sealant business and the rubber-to-metal bonding chemicals business of 41 million euros and on the sale of the Dial foods business of 16 million euros. Other operating revenue includes income not related to the period under review, insurance compensation amounting to 5 million euros (2006: 3 million euros) and refunds of 2 million euros (2006: 2 million euros). The foreign exchange gains on operating activities of 32 million euros disclosed here in 2006 and the corresponding amount from 2007 of 33 million euros have been offset against foreign exchange losses on operating activities.

(7) Other operating charges

OTHER OPERATING CHARGES

in million euros	2006	**2007**
Write-downs on miscellaneous assets	2	5
Foreign exchange losses on operating activities[1]	3	6
Losses on disposal of non-current assets	7	9
Other operating expenses	46	44
Total	**58**	**64**

[1] includes net loss on translation of operating receivables and liabilities in foreign currency of 7 million euros (2006: net loss of 1 million euros), and the net gain on remeasurement to fair value of operating derivative hedging instruments of 1 million euros (2006: net loss of 2 million euros)

(8) Financial result

FINANCIAL RESULT

in million euros	2006	**2007**
Share of net profits of associates	83	88
Net result from other investments	–29	–4
Net interest	–176	–178
Total	**–122**	**–94**

NET RESULT FROM OTHER INVESTMENTS

in million euros	2006	2007
Income from other investments	2	–
Gains on disposal of financial assets	3	–
Write-downs on shares in affiliated companies and investments at amortized cost	–4	–3
Losses arising from valuation of financial assets at fair value	–30	–1
Total	**–29**	**–4**

NET INTEREST

in million euros	2006	2007
Interest and similar income from third parties	56	66
Other financial income	15	16
Expected return on plan assets less interest expense for pension provisions[1]	–	9
Total interest income	**71**	**91**
Interest charges payable to third parties	–213	–230
Other financial charges	–24	–39
Interest expense for pension provisions less expected return on plan assets[1]	–10	–
Total interest expense	**–247**	**–269**
Total	**–176**	**–178**

[1] interest expense of 151 million euros and expected interest income of 160 million euros (2006: interest expense of 154 million euros and expected interest income of 144 million euros)

The net interest figure includes the net loss on the valuation at fair value of marketable securities of 9 million euros (2006: net loss of 4 million euros), the net loss on translation of non-operating receivables and liabilities in foreign currency of 149 million euros (2006: net loss of 159 million euros) and the net gain on the remeasurement to fair value of non-operating derivative hedging instruments of 157 million euros (2006: net gain of 156 million euros).

(9) Taxes on income

EARNINGS BEFORE TAXES ON INCOME AND ANALYSIS OF TAXES

in million euros	2006	2007
Earnings before tax	**1,176**	**1,250**
Current taxes	232	290
Deferred taxes	73	19
Taxes on income	**305**	**309**

MAIN COMPONENTS OF TAX EXPENSE AND INCOME

in million euros	2006	2007
Current tax expense/income in the reporting year	262	300
Current tax adjustments for prior years	–30	–10
Deferred tax expense/income from temporary differences	34	9
Deferred tax expense/income from changes in tax rates	–4	–13
Increase/decrease in valuation allowances on deferred tax assets	–7	–3

ALLOCATION OF DEFERRED TAXES

in million euros	Deferred tax assets		Deferred tax liabilities	
	Dec. 31, 2006	**Dec. 31, 2007**	Dec. 31, 2006	**Dec. 31, 2007**
Intangible assets	71	40	456	401
Property, plant and equipment	28	16	96	81
Financial assets	63	66	28	25
Inventories	30	25	11	7
Other receivables and miscellaneous assets	74	78	30	31
Special tax-allowable items	8	5	99	71
Provisions	432	306	83	45
Liabilities	64	132	13	37
Tax credits	1	1	–	–
Unused tax losses	36	16	–	–
	807	**685**	**816**	**698**
Amounts netted	–389	–384	–389	–384
Valuation allowances	–55	–52	–	–
Balance sheet figures	**363**	**249**	**427**	**314**

Of the deferred tax accounted for in 2007, 19 million euros (2006: 73 million euros) was recognized in the statement of income and 26 million euros (2006: 5 million euros) was recognized directly in equity.

Deferred tax assets and liabilities are accounted for with respect to temporary differences between the balance sheet valuation of an asset or liability and its tax base, and with respect to unused tax losses and consolidation procedures affecting earnings. Amounts netted represent tax assets and liabilities relating to the same tax authority.

The deferred tax balances recognized by German and foreign companies with respect to temporary differences on provisions relate mainly to pensions and similar obligations.

German companies have recognized deferred tax balances in respect of special tax-allowable items relating to property, plant and equipment and to reinvestment reserves.

Whether deferred tax assets can be recognized depends on the probability that the deferred tax assets can actually be realized in the future. The level of probability must be more than 50 percent. From 2004, German unused tax losses can be fully offset up to a maximum amount of 1 million euros, and thereafter up to a limit of 60 percent (minimum taxation). Included under the heading "Unused tax losses" are deferred tax assets of 6 million euros in respect of unused tax losses in Germany, which are expected to be utilized by the end of 2008.

The valuation allowances on deferred tax assets of 52 million euros (2006: 55 million euros) are in respect of temporary differences between the balance sheet valuation of an asset or liability and its tax base and are based on a reassessment of the likelihood that they will be utilized in the future.

Deferred taxes have not been recognized with respect to unused tax losses of 412 million euros (2006: 355 million euros), as it is not sufficiently probable that taxable profit will be available against which they may be utilized. Deferred taxes of 1 million euros have been recognized with respect to tax credits.

EXPIRY DATES OF UNUSED TAX LOSSES AND TAX CREDITS

	Unused tax losses		Tax credits	
	Dec. 31, 2006	**Dec. 31, 2007**	Dec. 31, 2006	**Dec. 31, 2007**
Must be utilized within				
1 year	27	42	–	–
2 years	20	16	–	–
3 years	22	56	–	2
more than 3 years	233	225	–	–
May be carried forward without restriction	172	177	3	–
Total	**474**	**516**	**3**	**2**

This table includes unused tax losses arising from the disposal of assets of 11 million euros (2006: 26 million euros) which may be carried forward without restriction. In many countries, different tax rates apply to losses on the disposal of assets and to operating profits, and in some cases losses on the disposal of assets may only be offset against profits on the disposal of assets.

Deferred tax liabilities have not been recognized on the retained profits of foreign subsidiaries. The retained profits are available to the subsidiaries for further investment.

The individual company reconciliations – prepared on the basis of the tax rates applicable in each country and taking into account consolidation procedures – have been summarized in the reconciliation below. The estimated tax charge, based on the tax rate applicable to Henkel KGaA of 40 percent, is reconciled to the tax charge disclosed.

CALCULATION OF THE TAX CHARGE DISCLOSED

in million euros	2006	**2007**
Earnings before taxes on income	1,176	1,250
Tax rate (including trade tax) on income of Henkel KGaA	40.0 %	40.0 %
Estimated tax charge	**470**	**500**
Tax reductions due to differences between local tax rates and the hypothetical tax rate	–139	–153
Tax reductions for prior years	–30	–46
Tax increases/reductions due to changes in tax rates	–	–13
Tax increases due to losses in respect of which deferred taxes have not been recognized	22	32
Effects of different tax rates on net result from investments (at-equity investments)	–30	–34
Tax reductions due to tax-free income and other items	–47	–25
Tax increases due to non-deductible expenses and other items	59	48
comprising		
Non-deductible expenses	38	32
Trade tax additions	17	12
Non-deductible withholding tax	4	4
Tax charge disclosed	**305**	**309**
Effective tax rate	**25.94 %**	**24.72 %**

German corporation tax legislation stipulated until and including 2007 a statutory tax rate of 25.0 percent plus the solidarity surcharge of 5.5 percent. After taking trade tax into account, this gives an expected tax rate in both 2006 and 2007 of 40.0 percent.

The provisions of the 2008 German Business Tax Reform Law include a reduction in the corporation tax rate from 25 percent to 15 percent with effect from the 2008 fiscal year, while at the same time there will be a slight rise in the effective trade tax rate. In addition, a broadening of the basis of assessment for both corporation tax and trade tax will lead to an increase in the income tax burden. In accordance with IAS 12.47, deferred tax which had arisen in Germany was remeasured at December 31, 2007, with gains or losses on remeasurement being taken directly to equity if they related to deferred tax originally accounted for in equity. Any other gains or losses on remeasurement were credited or debited to the statement of income. Deferred tax income of 15 million euros has been recognized in respect of the German companies as a whole. If there had been no reduction in tax rates, the effective tax rate would have been 25.92 percent.

The deferred tax assets recognized in equity decreased by 26 million euros (2006: decrease of 5 million euros). The deferred tax assets relate to actuarial gains and losses on pension obligations and derivative financial instruments.

(10) Minority interests

The amount shown here represents the share of profits and losses attributable to other shareholders.

Their share of profits amounted to 29 million euros (2006: 26 million euros) and that of losses to 9 million euros (2006: 10 million euros).

Notes to the Consolidated Balance Sheet

The accounting policies for balance sheet items are described in the relevant Note.

EFFECT ON THE BALANCE SHEET OF ACQUISITIONS AND COMPANIES CONSOLIDATED FOR THE FIRST TIME AT DATE OF ACQUISITION OR FIRST CONSOLIDATION

in million euros	**Total**
Intangible assets/Property, plant and equipment	30
Current assets	10
Provisions/Liabilities	–3

Non-current assets

All non-current assets with definite useful lives are amortized or depreciated using the straight-line method on the basis of estimated useful lives standardized throughout the Group, with impairment losses being recognized when required.

The following standard useful lives continue to be used as the basis for calculating amortization and depreciation:

USEFUL LIFE

in years	
Intangible assets with definite useful lives	3 to 20
Residential buildings	50
Office buildings	40
Research and factory buildings, workshops, stores and staff buildings	25 to 33
Production facilities	10 to 25
Machinery	7 to 10
Other equipment	10
Vehicles	5 to 20
Factory and research equipment	2 to 5

(11) Intangible assets

COST

in million euros	Trademark rights and other rights				
	Assets with indefinite useful lives	Assets with definite useful lives[2]	Internally generated intangible assets with definite useful lives[3]	Goodwill	**Total**
At January 1, 2006	**1,097**	**961**	**50**	**3,981**	**6,089**
Changes in the Group/Acquisitions	180	6	–	166	352
Additions	7	15	25	–	47
Disposals[1]	–	–18	–	–	–18
Reclassifications	–	5	–	–	5
Translation differences	–114	–50	–1	–365	–530
At December 31, 2006/January 1, 2007	**1,170**	**919**	**74**	**3,782**	**5,945**
Changes in the Group/Acquisitions	–	–11	–	9	–2
Additions	–	12	28	–	40
Disposals[1]	–	–22	–	–64	–86
Reclassifications	–	–5	21	–	16
Translation differences	–113	–41	–	–335	–489
At December 31, 2007	**1,057**	**852**	**123**	**3,392**	**5,424**
[1] of which assets held for sale 2007	–	–3	–	–62	–65
[1] of which assets held for sale 2006	–	–	–	–	–

[2] prior-year figures adjusted to reflect separate disclosure of internally generated intangible assets
[3] separate disclosure of internally generated intangible assets to improve clarity

ACCUMULATED AMORTIZATION

in million euros	Trademark rights and other rights				
	Assets with indefinite useful lives	Assets with definite useful lives[1]	Internally generated intangible assets with definite useful lives[2]	Goodwill	**Total**
At January 1, 2006	**4**	**422**	**3**	**–**	**429**
Changes in the Group/Acquisitions	–	–1	–	–	–1
Write-ups	–	–	–	–	–
Scheduled amortization	–	46	7	–	53
Impairment losses	–	3	–	–	3
Disposals	–	–16	–	–	–16
Reclassifications	–	–	–	–	–
Translation differences	–	–10	–	–	–10
At December 31, 2006/January 1, 2007	**4**	**444**	**10**	**–**	**458**
Changes in the Group/Acquisitions	–	–5	–	–	–5
Write-ups	–	–	–	–	–
Scheduled amortization	–	44	12	–	56
Impairment losses	–	1	–	–	1
Disposals	–	–19	–	–	–19
Reclassifications	–	–	1	–	1
Translation differences	–	–8	–	–	–8
At December 31, 2007	**4**	**457**	**23**	**–**	**484**

[1] prior-year figures adjusted to reflect separate disclosure of internally generated intangible assets
[2] separate disclosure of internally generated intangible assets to improve clarity

NET BOOK VALUE

in million euros	Trademark rights and other rights				
	Assets with indefinite useful lives	Assets with definite useful lives	Internally generated intangible assets with definite useful lives[1]	Goodwill	**Total**
At December 31, 2007	**1,053**	**395**	**100**	**3,392**	**4,940**
At December 31, 2006	1,166	475	64	3,782	5,487

[1] separate disclosure of internally generated intangible assets to improve clarity

Trademarks and other rights acquired for valuable consideration are stated initially at acquisition cost, while internally generated software is stated at production cost. Thereafter, goodwill and trademark rights and other rights with indefinite useful lives are subject to an impairment test at least once a year (impairment-only approach). In the course of our annual impairment test, we reviewed the carrying values of goodwill and trademark rights and other rights with indefinite useful lives. The allocation of the trademark rights and other rights with indefinite useful lives, and also goodwill, to the cash-generating units was adapted during the fiscal year to the new structures established at the Adhesives Technologies business sector. The prior-year figures have been restated accordingly. The following table shows the cash-generating units together with the associated goodwill and trademark rights and other rights with indefinite useful lives at book value at the balance sheet date:

BOOK VALUE

in million euros	Dec. 31, 2006		Dec. 31, 2007	
Cash-generating units	Trademark rights and other rights with indefinite useful lives	Goodwill	Trademark rights and other rights with indefinite useful lives	Goodwill
Detergents	335	710	321	631
Household cleaners	254	822	227	719
Total Laundry & Home Care	**589**	**1,532**	**548**	**1,350**
Retail products	512	1,069	444	970
Hair salon products	14	33	14	32
Total Cosmetics/Toiletries	**526**	**1,102**	**458**	**1,002**
Building adhesives	40	32	36	30
Craftsmen and consumer adhesives	7	381	7	340
Industrial adhesives	4	735	4	670
Total Adhesives Technologies	**51**	**1,148**	**47**	**1,040**

The assessment for goodwill impairment according to the fair-value-less-cost-to-sell approach is based on future estimated cash flows which are obtained from corporate budgets with a three-year financial forecasting horizon. For the period after that, an average growth rate of 1 percent in the cash flows is assumed for the purpose of impairment testing. The US dollar to euro exchange rate applied is 1.30. Taking into account specific tax effects, the cash flows in all cash-generating units are discounted at different rates for the cost of capital in each business sector: 7.5 percent after tax for Laundry & Home Care and Cosmetics/Toiletries and 8.5 percent after tax for Adhesives Technologies.

No goodwill impairment losses were recognized as a result of the impairment test.

In the *Laundry & Home Care* business sector, we have assumed an average increase in sales during the three-year forecasting horizon of 4 to 5 percent per annum with a slight increase in share of world market.

Sales growth in the *Cosmetics/Toiletries* business sector over the three-year forecasting horizon is budgeted at around 4 percent per annum. With the worldwide cosmetics market expected to grow at an annual rate of 2 to 3 percent, this would mean an increase in market share.

In the *Adhesives Technologies* business sector, average sales growth over the three-year forecasting horizon is projected at 6 to 7 percent per annum, while market growth is expected to be around 3 percent per annum. We anticipate expanding our market share still further, especially in the growth regions of Asia-Pacific and Eastern Europe.

In all the business sectors, we have assumed that future increases in the price of raw materials will be largely offset by economies in purchasing. Together with further measures to improve efficiency and pro-active management of the portfolio, this will result in an increase in gross margins in all the business sectors.

Isolated negative budget variances would not necessarily lead to impairment losses.

The trademark rights and other rights with an indefinite useful life are established in their markets and will continue to be promoted in the future.

In the impairment tests in 2007 for trademark rights and other rights with an indefinite useful life valued at 1,053 million euros, cash-generating units were identified and their recoverable amounts determined. No impairment losses were recognized as a result of the impairment test.

(12) Property, plant and equipment

COST

in million euros	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	**Total**
At Jan. 1, 2006	**1,617**	**2,669**	**870**	**129**	**5,285**
Changes in the Group/Acquisitions	7	15	–1	–	21
Additions	68	123	83	157	431
Disposals[1]	–48	–140	–64	–6	–258
Reclassifications	13	54	22	–94	–5
Translation differences	–45	–70	–26	–6	–147
At Dec. 31, 2006/Jan. 1, 2007	**1,612**	**2,651**	**884**	**180**	**5,327**
Changes in the Group/Acquisitions	–12	–54	–10	–	–76
Additions	62	144	83	181	470
Disposals[1]	–67	–93	–73	–9	–242
Reclassifications	71	64	21	–172	–16
Translation differences	–42	–59	–20	–5	–126
At Dec. 31, 2007	**1,624**	**2,653**	**885**	**175**	**5,337**
[1] of which assets held for sale 2007	–30	–8	–6	–	–44
[1] of which assets held for sale 2006	–7	–3	–	–	–10

ACCUMULATED DEPRECIATION

in million euros	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	**Total**
At Jan. 1, 2006	**761**	**1,855**	**624**	**–**	**3,240**
Changes in the Group/Acquisitions	–	3	–	–	3
Write-ups	–	–1	–	–	–1
Scheduled depreciation	45	149	88	–	282
Impairment losses	4	7	2	–	13
Disposals[1]	–36	–126	–58	–	–220
Reclassifications	1	7	–8	–	–
Translation differences	–14	–27	–27	–	–68
At Dec. 31, 2006/Jan. 1, 2007	**761**	**1,867**	**621**	**–**	**3,249**
Changes in the Group/Acquisitions	–6	–37	–8	–	–51
Write-ups	–2	–1	–	–	–3
Scheduled depreciation	46	147	86	–	279
Impairment losses	2	1	1	–	4
Disposals[1]	–27	–73	–64	–	–164
Reclassifications	1	–2	–	–	–1
Translation differences	–13	–26	–14	–	–53
At Dec. 31, 2007	**762**	**1,876**	**622**	**–**	**3,260**
[1] of which assets held for sale 2007	–8	–5	–4	–	–17
[1] of which assets held for sale 2006	–3	–2	–	–	–5

NET BOOK VALUE

in million euros	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	Total
At December 31, 2007	**862**	**777**	**263**	**175**	**2,077**
At December 31, 2006	851	784	263	180	2,078

Additions are stated at purchase or manufacturing cost. The latter includes direct costs and appropriate proportions of overheads; interest charges on borrowings are not included. Cost figures are shown net of investment grants and allowances. There were liabilities secured by mortgages at December 31, 2007 of 35 million euros (2006: 24 million euros). The periods over which the assets are depreciated are based on their estimated useful lives as set out on page 87. Scheduled depreciation and impairment losses recognized are disclosed in the consolidated statement of income according to the functions for which the assets are used.

(13) Financial assets

Shares in affiliated companies and other investments disclosed in financial assets are measured initially at cost and subsequently at their fair values. Shares in affiliated companies and other investments for which the fair value cannot be reliably determined are measured subsequently at amortized cost.

The shares in the associated company Ecolab Inc., St. Paul, Minnesota, USA are accounted for using the equity method at the appropriate proportion of its net assets (see Notes 8 and 55, pages 82 f. and 120). The percentage holding is calculated on the basis of the shares outstanding. The updated net asset figure is translated at the mid rate of exchange on the balance sheet date. The decrease in the carrying value of Ecolab Inc. is due to share repurchase schemes implemented during 2007. This had a significant impact on the equity of Ecolab Inc. and therefore also on the equity valuation of our investment.

COST

in million euros	Affiliated companies	Investments in associates	Other investments	Long-term loans	Total
At Jan. 1, 2006	**33**	**530**	**129**	**7**	**699**
Changes in the Group/Acquisitions	–18	–	–	–	–18
Additions	33	59	1	–	93
Disposals	–	–83	–92	–4	–179
Reclassifications	–	–	–	–	–
Translation differences	–3	–10	–	–	–13
Reclassifications due to application of IFRS 7	–	–	–	–3	–3
At Dec. 31, 2006/Jan. 1, 2007	**45**	**496**	**38**	**–**	**579**
Changes in the Group/Acquisitions	–31	–	–	–	–31
Additions	7	59	1	–	67
Disposals	–2	–52	–7	–	–61
Reclassifications	–	–	–	–	–
Translation differences	–	–8	–	–	–8
At Dec. 31, 2007	**19**	**495**	**32**	**–**	**546**

ACCUMULATED WRITE-DOWNS

in million euros	Affiliated companies	Investments in associates	Other investments	Long-term loans	Total
At Jan. 1, 2006	**4**	**–**	**13**	**1**	**18**
Changes in the Group/Acquisitions	–2	–	–	–	–2
Write-ups	–	–	–	–1	–1
Write-downs	–	–	4	–	4
Disposals	–	–	–2	–	–2
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At Dec. 31, 2006/Jan. 1, 2007	**2**	**–**	**15**	**–**	**17**
Changes in the Group/Acquisitions	–	–	–	–	–
Write-ups	–	–	–	–	–
Write-downs	–	–	4	–	4
Disposals	–	–	–3	–	–3
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At Dec. 31, 2007	**2**	**–**	**16**	**–**	**18**

NET BOOK VALUE

in million euros	Affiliated companies	Investments in associates	Other investments	Long-term loans	Total
At Dec. 31, 2007	**17**	**495**	**16**	**–**	**528**
At Dec. 31, 2006	43	496	23	–	562

(14) Other financial assets

OTHER FINANCIAL ASSETS

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Long-term loans[1]	3	1
Financial receivables from third parties	31	28
Miscellaneous financial assets	36	37
Total	**70**	**66**

[1] new item due to the application of IFRS 7

Other financial assets are stated at face value or at their fair values. As soon as risks are identified, valuation allowances are set up.

Miscellaneous financial assets include receivables from employees.

(15) Other non-current assets

Other non-current assets comprise payments on account and sundry prepaid expenses and deferred charges.

(16) Deferred taxes

Deferred taxes result from the following factors:

» Timing differences between the balance sheet valuation of an asset or liability and its tax base

» Unused tax losses which are expected to be utilized

» Consolidation procedures at Group level

The allocation of deferred tax assets to the various balance sheet headings is shown in Note 9 (Taxes on income, page 83 ff.).

(17) Inventories

Inventories are stated at purchase or manufacturing cost. Inventories are measured using the FIFO method or the weighted average cost formula as appropriate.

Manufacturing cost includes – in addition to direct costs – appropriate proportions of necessary overheads (e.g. the goods inward department, raw materials store, filling and other costs prior to the finished products store), as well as production-related administrative expenses and pension costs for employees engaged in the production process, and production-related depreciation charges. Interest charges incurred during the period of manufacture are, however, not included.

Inventories are written down to their net realizable value if, on the basis of the lower of quoted or market prices, this is lower than cost at the balance sheet date. The write-down, based on the gross value, was 69 million euros (2006: 54 million euros).

ANALYSIS OF INVENTORIES

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Raw materials and supplies	386	396
Work in process	67	64
Finished products and merchandise	859	818
Payments on account for merchandise	13	5
Total	**1,325**	**1,283**

(18) Trade accounts receivable

Trade accounts receivable are due within one year. Valuation allowances are recognized in respect of specific risks as appropriate. Total valuation allowances of 15 million euros (2006: 23 million euros) have been recognized. Trade accounts receivable include an amount of 8 million euros (2006: 8 million euros) relating to receivables which have been sold to a factoring company but are still included as assets in the balance sheet because the risk of default has not been fully transferred to the factor. The cash received is disclosed as a liability to the factoring company.

(19) Other financial assets

OTHER FINANCIAL ASSETS

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Amounts receivable from non-consolidated affiliated companies	1	7
Amounts receivable from companies in which an investment is held	5	9
Derivatives with positive fair values	41	59
Miscellaneous financial assets	77	95
Total	**124**	**170**

Other financial assets are stated at face value or at their fair values. Valuation allowances are recognized if any risks associated with them are identified.

Miscellaneous financial assets include the following:
» Financial receivables from third parties of 40 million euros (2006: 24 million euros)
» Amounts due from employees of 9 million euros (2006: 13 million euros)
» Amounts due from suppliers of 25 million euros (2006: 24 million euros)
» Insurance claims of 1 million euros (2006: 2 million euros)

(20) Other current assets

Other current assets comprise other tax receivables of 117 million euros (2006: 122 million euros), payments on account of 26 million euros (2006: 20 million euros) and various prepaid expenses and deferred charges.

(21) Liquid funds and marketable securities

LIQUID FUNDS AND MARKETABLE SECURITIES

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Liquid funds	181	1,429
Marketable securities	748	11
Total	**929**	**1,440**

Marketable securities are accounted for at their fair values at the balance sheet date. Price movements with respect to portfolios of marketable securities managed on a fair value basis are recognized in the statement of income under financial result. Changes in the value of other marketable securities are recognized directly in equity (see Note 42). The marketable securities managed on a portfolio basis in 2006 have been unwound in the current reporting year.

(22) Assets held for sale

The remeasurement of the assets held for sale at the lower of their carrying amount and fair value less costs to sell did not lead to the recognition of any impairment losses. Assets held for sale include the water treatment business and consumer adhesives business in North America, both from the Adhesives Technologies business sector.

(23) Subscribed capital

SUBSCRIBED CAPITAL

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Ordinary bearer shares	222	260
Preferred bearer shares	152	178
Capital stock	**374**	**438**
Comprising 259,795,875 ordinary shares and 178,162,875 non-voting preferred shares		

The capital stock of the corporation has been increased by 64 million euros, from 374 million euros to 438 million euros, out of the corporation's own resources without issuing any new shares, following a 1:3 share split approved by the Annual General Meeting on April 16, 2007, by transferring to subscribed capital a total of 64 million euros which was disclosed in the balance sheet at December 31, 2006 in other revenue reserves.

At the Annual General Meeting of Henkel KGaA on April 10, 2006, the personally liable managing partners were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to increase the capital of the corporation in one or more installments at any time up to April 9, 2011, up to a total of 25.6 million euros by issuing new non-voting preferred shares to be paid up in cash (authorized capital). The personally liable managing partners were further authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to exclude the statutory pre-emptive rights of existing shareholders. Pre-emptive rights may only be excluded, however, for fractional entitlements or on condition that the issue price for the new shares is not significantly less than the quoted market price of shares of the same category at the time the issue price is finally fixed.

At the Annual General Meeting of Henkel KGaA on April 10, 2006, the personally liable managing partners were authorized to purchase ordinary or preferred shares in the corporation not exceeding 10 percent of the capital stock at any time up to October 9, 2007. This authorization was renewed for the period until October 15, 2008 at the Annual General Meeting of April 16, 2007, the authorization granted in the previous year being simultaneously withdrawn.

The personally liable managing partners were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to dispose of treasury shares acquired, without first offering them to existing shareholders, by:

» offering and transferring them to members of the Management Board and certain executive management personnel of Henkel KGaA and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the Stock Incentive Plan of the Henkel Group, or
» selling them to third parties or transferring them in other ways for the purpose of acquiring businesses, parts of businesses or investments in businesses or forming business combinations, or
» selling them for cash in a way other than on the stock market or via an offer addressed to all the shareholders, provided that the selling price of the shares is not significantly lower than the quoted market price at the time of the sale. In this case, the number of shares sold, together with the new shares issued out of authorized capital, while excluding the pre-emptive rights of existing shareholders, must not exceed 10 percent of the existing capital stock when the shares are issued or sold.

Insofar as members of the Management Board of the corporation are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is authorized – with the approval of the Supervisory Board – to offer and transfer the shares.

The personally liable managing partners were also authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to cancel treasury stock without any further resolution in General Meeting being required.

Treasury stock held by the corporation at December 31, 2007 amounted to 5,030,790 preferred shares. This represents 1.15 percent of the capital stock and a proportional nominal value of 5.0 million euros. 992,680 of these shares were originally bought back in 2000, 808,120 in 2001 and 694,900 in 2002 (2,495,700 shares in total or 7,487,100 after the 1:3 share split). Options were exercised for the first time under the Stock Incentive Plan in 2004. Since 2004, taking the 1:3 share split into account, the exercise of options has led to a reduction of 2,456,310 in treasury stock held, with a proportional nominal value of 2.5 million euros (0.56 percent of the capital stock). In 2007, the exercise of options led to a reduction of 427,704 in treasury stock held. The proportional nominal value of the capital stock amounted to 0.4 million euros (0.10 percent). The selling prices were based on the stock market prices prevailing at the time of disposal. The total gain on disposal was 14 million euros and this was recognized directly in equity.

(24) Capital reserve

The capital reserve comprises the amounts received in previous years in excess of the nominal value of preferred shares and convertible warrant bonds issued by Henkel KGaA.

(25) Retained earnings

Included in retained earnings are the following:

» Amounts allocated in the financial statements of Henkel KGaA in previous years
» Amounts allocated from consolidated net earnings less minority interests
» Buy-back of treasury stock by Henkel KGaA at cost and the gain on their disposal
» The recognition in equity of actuarial gains and losses

Retained earnings also include changes in the equity valuation of our investment in Ecolab Inc., St. Paul, Minnesota, USA, reflected directly in equity. These result mainly from recognizing actuarial gains and losses in equity and from share repurchase schemes at Ecolab Inc.

(26) Gains and losses recognized in equity

The items under this heading represent the differences on translation of the financial statements of foreign subsidiary companies and the effects of the revaluation of derivative financial instruments and available-for-sale financial assets recognized in equity. The derivative financial instruments are either used as cash flow hedges or hedges of a net investment in a foreign entity.

Mainly as a result of the decrease in the value of the US dollar against the euro, the negative translation difference at December 31, 2007 was up by 425 million euros compared to December 31, 2006 (2006: negative translation difference increased by 486 million euros).

(27) Minority interests

The minority interests comprise the shares of third parties in the equity of a number of companies included in the consolidation.

(28) Pensions and similar obligations

Employees in companies included in the consolidated financial statements have entitlements under company pension plans which are either defined contribution or defined benefit plans. These take different forms depending on the legal, financial and tax regime in each country. The level of benefits provided is based, as a rule, on the length of service and earnings of the person entitled.

The defined contribution plans are structured in such a way that the corporation pays contributions to public or private sector institutions on the basis of statutory or contractual terms or on a voluntary basis and has no further obligations regarding the payment of benefits to the employee.

In defined benefit plans, the liability for pensions and other post-employment benefits is calculated at the present value of the future obligations (projected unit credit method). This actuarial method of calculation takes future trends in wages, salaries and retirement benefits into account.

Effective January 1, 2004, most of the defined benefit plans in Germany were harmonized with the structure of a unit-based plan ("Pensions 2004").

To provide protection under civil law of the pension entitlements of future and current pensioners against insolvency, the proceeds of the bond issued in 2005 and certain other assets were allocated to Henkel Trust e.V. The trustee invests the cash with which it has been entrusted in the capital market in accordance with investment policies laid down in the trust agreement.

TRENDS IN WAGES, SALARIES AND RETIREMENT BENEFITS

in percent	Germany		USA		Rest of world[1]	
	2006	**2007**	2006	**2007**	2006	**2007**
Discount factor	4.3	5.3	5.8	5.9	2.0 – 6.0	2.0 – 8.0
Income trend	3.0	3.25	4.0	4.3	1.7 – 4.0	1.7 – 8.0
Retirement benefit trend	1.5	2.0	–	4.3	0 – 3.0	0 – 4.5
Expected return on plan assets	6.3	5.0 – 6.2	7.0	7.0	1.7 – 7.0	2.0 – 7.0
Expected increases in costs for medical benefits	–	–	5.0 – 10.0	9.5	5.0 – 10.0	2.0 – 9.5

[1] for the eurozone, a discount factor of 5.3 percent was used (2006: 4.3 percent)

The expected return on total plan assets was derived from the weighted expected long-term return on the various categories of assets.

PRESENT VALUE OF PENSIONS AND SIMILAR OBLIGATIONS AT DECEMBER 31, 2006

in million euros	Germany	USA	Rest of world	Total
At January 1, 2006	**2,006**	**814**	**534**	**3,354**
Changes in the Group/Translation differences	**–1**	**–85**	**–12**	**–98**
Actuarial gains/losses	**9**	**5**	**7**	**21**
Current service cost	86	20	27	133
Amortization of past service cost	–	–	6	6
Gains/losses arising from the termination and curtailment of plans	–	1	–1	–
Interest expense	86	43	25	154
Added	**172**	**64**	**57**	**293**
Employees' contributions to pension funds	2	–	1	3
Retirement benefits paid out of plan assets	–13	–26	–14	–53
Employer's payments for pensions and similar obligations	–103	–20	–14	–137
Utilized	**–114**	**–46**	**–27**	**–187**
Released	**–**	**–30**	**–1**	**–31**
At December 31, 2006	**2,072**	**722**	**558**	**3,352**

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31, 2006

in million euros	Germany	USA	Rest of world	Total
At January 1, 2006	**1,457**	**502**	**335**	**2,294**
Changes in the Group/Translation differences	–	–55	–10	–65
Employer's contributions to pension funds	170	13	27	210
Employees' contributions to pension funds	2	–	1	3
Retirement benefits paid out of plan assets	–13	–26	–14	–53
Expected return on plan assets	90	33	21	144
Actuarial gains/losses	–16	30	17	31
At December 31, 2006	**1,690**	**497**	**377**	**2,564**
Actual return on plan assets	74	63	38	175

PENSIONS AND SIMILAR OBLIGATIONS IN THE BALANCE SHEET AT DECEMBER 31, 2006

in million euros	Germany	USA	Rest of world	Total
At January 1, 2006	**549**	**312**	**200**	**1,061**
Changes in the Group/Translation differences	–1	–30	–3	–34
Actuarial gains/losses	25	–25	–10	–10
Added	82	31	36	149
Utilized	–273	–33	–41	–347
Released	–	–30	–1	–31
At December 31, 2006	**382**	**225**	**181**	**788**
Analysis of provisions for pensions and similar obligations				
Present value of unfunded obligations	137	212	94	443
Present value of funded obligations	1,935	510	464	2,909
Fair value of plan assets	–1,690	–497	–377	–2,564
Total	**382**	**225**	**181**	**788**

NET PENSION COST IN 2006

in million euros	Germany	USA	Rest of world	**Total**
Current service cost	86	20	27	133
Amortization of past service cost	–	–	6	6
Gains/losses arising from the termination and curtailment of plans	–	1	–1	–
Interest expense	86	43	25	154
Expected return on plan assets	–90	–33	–21	–144
Allocation to provision for pensions and similar obligations	**82**	**31**	**36**	**149**

PRESENT VALUE OF PENSIONS AND SIMILAR OBLIGATIONS AT DECEMBER 31, 2007

in million euros	Germany	USA	Rest of world	**Total**
At January 1, 2007	**2,072**	**722**	**558**	**3,352**
Changes in the Group/Translation differences	**–**	**–78**	**–25**	**–103**
Actuarial gains/losses	**–158**	**31**	**–54**	**–181**
Current service cost	68	14	25	107
Amortization of past service cost	–	–1	1	–
Gains/losses arising from the termination and curtailment of plans	–	–	–	–
Interest expense	85	40	26	151
Added	**153**	**53**	**52**	**258**
Employees' contributions to pension funds	3	–	1	4
Retirement benefits paid out of plan assets	–110	–23	–20	–153
Employer's payments for pensions and similar obligations	–22	–20	–13	–55
Utilized	**–129**	**–43**	**–32**	**–204**
Released	**–1**	**–**	**–3**	**–4**
At December 31, 2007	**1,937**	**685**	**496**	**3,118**

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31, 2007

in million euros	Germany	USA	Rest of world	**Total**
At January 1, 2007	**1,690**	**497**	**377**	**2,564**
Changes in the Group/Translation differences	–	–54	–20	–74
Employer's contributions to pension funds	60	–	25	85
Employees' contributions to pension funds	3	–	1	4
Retirement benefits paid out of plan assets	–110	–23	–20	–153
Expected return on plan assets	104	32	24	160
Actuarial gains/losses	–134	11	–2	–125
At December 31, 2007	**1,613**	**463**	**385**	**2,461**
Actual return on plan assets	–30	43	22	35

PENSIONS AND SIMILAR OBLIGATIONS IN THE BALANCE SHEET AT DECEMBER 31, 2007

in million euros	Germany	USA	Rest of world	Total
At January 1, 2007	**382**	**225**	**181**	**788**
Changes in the Group/Translation differences	–	–24	–5	–29
Actuarial gains/losses	–24	20	–52	–56
Added	49	21	28	98
Utilized	–82	–20	–38	–140
Released	–1	–	–3	–4
At December 31, 2007	**324**	**222**	**111**	**657**
Analysis of provisions for pensions and similar obligations				
Present value of unfunded obligations	122	215	75	412
Present value of funded obligations	1,815	470	421	2,706
Fair value of plan assets	–1,613	–463	–385	–2,461
Total	**324**	**222**	**111**	**657**

NET PENSION COST IN 2007

in million euros	Germany	USA	Rest of world	Total
Current service cost	68	14	25	107
Amortization of past service cost	–	–1	1	–
Gains/losses arising from the termination and curtailment of plans	–	–	–	–
Interest expense	85	40	26	151
Expected return on plan assets	–104	–32	–24	–160
Allocation to provisions for pensions and similar obligations	**49**	**21**	**28**	**98**

Actuarial gains and losses are recognized in the year in which they arise as part of the pension provision and included in the statement of recognized income and expense in accordance with IAS 19.93B. As of December 31, 2007, accumulated actuarial gains and losses of 555 million euros had been offset against retained earnings.

Of the amounts added to the provision in 2007, 107 million euros (2006: 139 million euros) is included in operating profit (pension costs as part of payroll costs, page 111) and a gain of 9 million euros (2006: expense of 10 million euros) in financial result (page 82). The expenses shown in operating profit and all the releases from provisions are allocated by function, depending on the sphere of activity of the employee.

ANALYSIS OF PLAN ASSETS

in million euros	Dec. 31, 2006		**Dec. 31, 2007**	
	Fair value	in %	Fair value	in %
Shares/Investment fund units	2,086	81.4	2,002	81.3
Bonds	295	11.5	266	10.8
Other assets	183	7.1	191	7.8
Cash	–	–	2	0.1
Total	**2,564**	**100.0**	**2,461**	**100.0**

At December 31, 2007, other assets include the present value of a non-current receivable of 43 million euros (2006: 43 million euros) relating to claims pertaining to a hereditary building lease assigned by Henkel KGaA to Henkel Trust e.V. Also shown here is a claim of 113 million euros (2006: 116 million euros) against Cognis for indemnification of pension obligations.

ADDITIONAL INFORMATION

in million euros	2005	2006	**2007**
Present value of obligations	3,354	3,352	3,118
Fair value of plan assets	2,294	2,564	2,461
Overfunding/underfunding of pension obligations	–1,060	–788	–657
Effect of experience adjustments on pension obligations	–11	–1	–14
Effect of experience adjustments on plan assets	29	31	–125

(29) Long-term provisions

CHANGES IN 2006

in million euros	Balance Jan. 1, 2006	Other changes	Utilized	Released	Added	**Balance Dec. 31, 2006**
Income tax provisions	187	–10	138	–	129	168
Sundry long-term provisions	199	–44	45	3	9	116
Advanced Restructuring	41	–31	–	–	–	10
Total	**427**	**–85**	**183**	**3**	**138**	**294**

CHANGES IN 2007

in million euros	Balance Jan. 1, 2007	Other changes	Utilized	Released	Added	**Balance Dec. 31, 2007**
Income tax provisions	168	–33	116	1	82	100
Sundry long-term provisions	116	3	21	–	21	119
Advanced Restructuring	10	–10	–	–	–	–
Total	**294**	**–40**	**137**	**1**	**103**	**219**

The amounts recognized as long-term provisions are the best estimates of the expenditure required to settle the present obligations at the balance sheet date. Provisions which include significant interest elements are discounted to the balance sheet date.

Other changes include changes in the Group/acquisitions, movements in exchange rates and adjustments to reflect changes in maturity as time passes.

The income tax provisions comprise accrued tax liabilities and amounts set aside for the outcome of external tax audits and legal proceedings.

The sundry long-term provisions include identifiable obligations toward third parties, which are costed in full.

ANALYSIS OF SUNDRY LONG-TERM PROVISIONS BY FUNCTION

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Sales	5	8
Personnel	37	38
Production and engineering	50	50
Administration	24	23
Total	**116**	**119**

(30) Long-term borrowings

The maturities of these obligations at December 31, 2006 were:

ANALYSIS

in million euros	Residual term more than 5 years	Residual term between 1 and 5 years	**Dec. 31, 2006 Total**
Bonds	2,253	–	2,253
(of which amounts secured)			*(12)*
Bank loans and overdrafts[1]	10	16	26
(of which amounts secured)			*(12)*
Other financial liabilities	–	43	43
(of which amounts secured)			*(2)*
Total	**2,263**	**59**	**2,322**

[1] obligations with variable rates of interest or interest rates pegged for less than one year

The bonds issued by Henkel KGaA at December 31, 2006 included the following:

BONDS

in million euros Issued by	Type	Nominal value	Book value	Market value[1]	Interest rate[2]	Interest fixed
Henkel KGaA	Bond	1,000	980	997	4.2500	until 2013[3]
Interest rate swap (3-month Euribor +0.405%)	*Receiver swap*	*1,000*	*–15*	*–15*	*4.0671*	*3 months*
Henkel KGaA	Hybrid bond	1,300	1,265	1,244	5.3750	until 2015[4]
Interest rate swap (3-month Euribor +1.80%)	*Receiver swap*	*650*	*–30*	*–30*	*5.4182*	*3 months*

[1] market value of the bonds derived from the stock market price at December 31, 2006

[2] interest rate on December 31, 2006

[3] fixed-rate interest of bond coupon: 4.25 percent, converted using interest rate swaps into a floating interest rate, interest rate to be fixed next on March 12, 2007 (fair value hedge)

[4] fixed-rate interest of bond coupon: 5.375 percent, 50 percent converted using interest rate swaps into a floating interest rate, interest rate to be fixed next on February 26, 2007 (fair value hedge)

Maturities of long-term borrowings at December 31, 2007:

ANALYSIS

in million euros	Residual term more than 5 years	Residual term between 1 and 5 years	**Dec. 31, 2007 Total**
Bonds	2,218	2	2,220
(of which amounts secured)			*(9)*
Bank loans and overdrafts[1]	10	26	36
(of which amounts secured)			*(28)*
Other financial liabilities	–	48	48
(of which amounts secured)			*(–)*
Total	**2,228**	**76**	**2,304**

[1] obligations with variable rates of interest or interest rates pegged for less than one year

The bonds issued by Henkel KGaA at December 31, 2007 were as follows:

BONDS

in million euros Issued by	Type	Nominal value	Book value	Market value[1]	Interest rate[2]	Interest fixed
Henkel KGaA	Bond	1,000	962	965	4.2500	until 2013[3]
Interest rate swap (3-month Euribor +0.405%)	*Receiver swap*	*1,000*	*–35*	*–35*	*5.2891*	*3 months*
Henkel KGaA	Hybrid bond	1,300	1,249	1,179	5.3750	until 2015[4]
Interest rate swap (3-month Euribor +1.80%)	*Receiver swap*	*650*	*–48*	*–48*	*6.4772*	*3 months*

[1] market value of the bonds derived from the stock market price at December 31, 2007
[2] interest rate on December 31, 2007
[3] fixed-rate interest of bond coupon: 4.25 percent, converted using interest rate swaps into a floating interest rate, interest rate to be fixed next on March 10, 2008 (fair value hedge)
[4] fixed-rate interest of bond coupon: 5.375 percent, 50 percent converted using interest rate swaps into a floating interest rate, interest rate to be fixed next on February 25, 2008 (fair value hedge)

The bond issued by Henkel KGaA for 1 billion euros in 2003 with a coupon of 4.25 percent matures in June 2013.

The 1.3 billion euro subordinated hybrid bond issued by Henkel KGaA in November 2005 to finance a large part of the pension obligations in Germany matures in 99 years in 2104. Under the terms of the bond, the coupon for the first ten years is 5.375 percent. After that period, from November 25, 2015, it will be possible to redeem the bond. If it is not redeemed, the bond interest will be based on the 3-month Euribor interest rate plus a premium of 2.85 percent. The bond terms also stipulate that if there is a "cash flow event", Henkel KGaA has the option or the obligation to defer the interest payments. A cash flow event is deemed to have occurred if the adjusted cash flow from operating activities is below a certain percentage of the net liabilities (20 percent for optional interest deferral, 15 percent for mandatory interest deferral); see §3(4) of the bond terms and conditions for the definition. On the basis of the cash flow calculated at December 31, 2007, the percentage was +80.28 percent (2006: +50.92 percent).

(31) Non-current financial liabilities

Non-current financial liabilities comprise amounts due to employees of 61 million euros (2006: 71 million euros) and derivatives at fair values of 83 million euros (2006: 45 million euros).

(32) Other non-current liabilities

Other non-current liabilities comprise advance payments and sundry deferred income.

(33) Deferred taxes

The provisions for deferred taxes relate to differences between the accounting base in the consolidated balance sheet and the tax base used by the individual companies included in the consolidation to calculate their taxable profits (Note 9).

(34) Current provisions

CHANGES IN 2006

in million euros	At Jan. 1, 2006	Other changes	Utilized	Released	Added	**At Dec. 31, 2006**
Income tax provisions	110	44	107	35	96	108
Sundry current provisions	711	44	709	39	832	839
Advanced Restructuring	111	31	97	–	–	45
Total	**932**	**119**	**913**	**74**	**928**	**992**

Other tax provisions of 4 million euros were reclassified in sundry current provisions.

CHANGES IN 2007

in million euros	At Jan. 1, 2007	Other changes	Utilized	Released	Added	**At Dec. 31, 2007**
Income tax provisions	108	28	115	34	165	152
Sundry current provisions	839	12	750	35	689	755
Advanced Restructuring	45	10	47	–	–	8
Total	**992**	**50**	**912**	**69**	**854**	**915**

The amounts recognized as current provisions are the best estimates of the expenditure required to settle the present obligations at the balance sheet date.

ANALYSIS OF SUNDRY CURRENT PROVISIONS BY FUNCTION

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Sales	268	175
Personnel	314	330
Production and engineering	21	28
Administration	236	222
Total	**839**	**755**

(35) Short-term borrowings

ANALYSIS

in million euros	Dec. 31, 2006 Total	**Dec. 31, 2007 Total**
Bond interest liabilities	31	31
Commercial papers[1]	147	10
Loans from employee welfare funds of the Henkel Group	4	2
Bank loans and overdrafts	401	368
(of which amounts secured)	*(33)*	*(228)*
Other financial liabilities	429	427
Total	**1,012**	**838**

[1] from the euro and US dollar Commercial Paper Program (total amount 2.1 billion euros)

Other financial liabilities comprise mainly interest-bearing loans from third parties. The market value of short-term borrowings is the same as their book value, due to their short-term nature.

(36) Trade accounts payable

Trade accounts payable include purchase invoices and accruals for invoices outstanding in respect of goods and services received.

(37) Current financial liabilities

ANALYSIS

in million euros	Dec. 31, 2006 Total	**Dec. 31, 2007 Total**
Amounts due to non-consolidated affiliated companies	9	16
Derivatives with negative fair values	12	149
Sundry current financial liabilities	72	81
(of which amounts secured)	*(–)*	*(–)*
Total	**93**	**246**

Sundry current liabilities include the following:
» Amounts due to customers of 27 million euros (2006: 26 million euros)
» Commission payable of 3 million euros (2006: 4 million euros)
» Amounts due to employees of 42 million euros (2006: 40 million euros)

(38) Other current liabilities

Other current liabilities include sundry deferred income and the following:
» Liabilities in respect of social security of 22 million euros (2006: 22 million euros)
» Advance payments received of 3 million euros (2006: 4 million euros)
» Liabilities relating to employees' deductions of 40 million euros (2006: 42 million euros)
» Other tax liabilities of 94 million euros (2006: 97 million euros)

(39) Contingent liabilities

ANALYSIS

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Bills and notes discounted	–	1
Liabilities under guarantee and warranty agreements	17	12

(40) Other financial commitments

Payment obligations under rent, leasehold and lease agreements are shown at the total amounts payable up to the earliest date when they can be terminated. The amounts shown are the nominal values. At December 31, 2007, they were due for payment as follows:

RENT, LEASEHOLD AND LEASE COMMITMENTS

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Due in the following year	36	35
Due within 1 to 5 years	94	90
Due after 5 years	18	3
Total	**148**	**128**

In the course of the 2007 fiscal year, 13 million euros became due for payment under operating leases (2006: 27 million euros).

The order commitments for property, plant and equipment amounted to 42 million euros at the end of 2007 (2006: 68 million euros) and the purchase commitments from toll manufacturing contracts amounted to 15 million euros (2006: 31 million euros).

Payment commitments under the terms of agreements for capital increases and share purchases signed prior to December 31, 2007 amounted to 19 million euros (2006: 22 million euros).

When the back-to-back agreement between Akzo Nobel nv and Henkel KGaA for the National Starch businesses is closed, which we expect to happen at the beginning of April 2008, the purchase price of 2.7 billion pounds sterling (GBP) will become due.

(41) Capital management

The aims of capital management are derived from the financial strategy of the Group. These include ensuring liquidity and access to the capital market at all times.

To achieve the capital management targets, the Group seeks to optimize its capital structure, vary the level of the dividend, take equity measures, make acquisitions and divestments and reduce debt.

In the past fiscal year, the dividend was increased for ordinary and preferred shares. The cash flow not required for investment and dividend payments was used to reduce net debt. Short-term financing requirements were met by commercial papers and bank loans. The bonds outstanding (senior and hybrid bonds) serve to cover long-term financing requirements.

Our financial management is based on the key performance indicators set out in our financial strategy. Interest coverage ratio in 2007 was 9.4 (2006: 9.4), while operating debt coverage was 74.3 percent (2006: 48.4 percent). The equity ratio was 43.7 percent (2006: 41.6 percent) and gearing was 0.41 (2006: 0.58). For further details, see the financial ratios section in the Group management report (page 44).

Due to the international nature of its business, the Group is required to comply with different legal and regulatory provisions in different regions. The status of these regulations and any developments are monitored at the local level as well as centrally, with changes being taken into account for the purpose of capital management.

(42) Derivatives and other financial instruments

Treasury guidelines and systems

The Corporate Treasury department manages currency exposure and interest rates centrally for the Group and therefore all transactions with financial derivatives and other financial instruments. Trading, treasury control and settlement (front, middle and back offices) are separated both physically and in terms of organization. The parties to the contracts are German and international banks which Henkel monitors regularly, in accordance with Corporate Treasury guidelines, for creditworthiness and the quality of their quotations. Financial derivatives are used to manage currency exposure and interest rate risks in connection with operating activities and the resultant financing requirements, again in accordance with the Treasury guidelines. Financial derivatives are entered into exclusively for hedging purposes.

The currency and interest rate risk management of the Group is supported by an integrated Treasury system, which is used to identify, measure and analyze the Group's currency exposure and interest rate risks. In this context, "integrated" means that the entire process from the initial recording of financial transactions to their entry in the accounts is covered. Much of the currency trading takes place on internet-based, multi-bank dealing platforms. These foreign currency transactions are automatically transferred into the Treasury system. The currency exposure and interest rate risks reported by all subsidiaries under standardized reporting procedures are integrated into the Treasury system by data transfer. As a result, it is possible to retrieve and measure at any time all currency and interest rate risks across the Group and all derivatives entered into to hedge the exposure to these risks. The Treasury system supports the use of various risk concepts, so that, for example, the risk positions and the success of the risk management in each company, country and group of countries can be determined on a mark-to-market basis at any time and compared to a benchmark.

Recognition and measurement of financial instruments

Financial instruments are measured initially at cost. Portfolios of marketable securities which are managed on a portfolio basis, and other investments quoted on the stock exchange, are categorized and recognized at fair value through profit or loss in accordance with IAS 39. Changes in fair value are recognized in financial items in the statement of income. Other marketable securities and other investments held as non-current assets are classified as available for sale and also recognized at fair value where this can be reliably determined. Changes in fair value are recognized directly in equity unless the asset is permanently impaired, in which case the impairment loss is recognized in profit or loss. If the fair value of other marketable securities and other investments cannot be reliably determined, they are subsequently measured at amortized cost. Shares in affiliated companies are measured at amortized cost as their fair value cannot be reliably determined. These are also included in the available-for-sale category. Long-term loans are accounted for in loans and receivables, and stated at amortized cost.

SPECIFIC FINANCIAL INSTRUMENTS BY CATEGORY

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Marketable securities	**748**	**11**
– at fair value through profit or loss	748	–
– at fair value recognized in equity	–	11
Other investments/Shares in affiliated companies	**66**	**33**
– at fair value through profit or loss	6	5
– at amortized cost	60	28

Financial liabilities with a fixed maturity are measured at amortized cost using the effective interest method. Financial liabilities in respect of which a hedging transaction has been entered into, and which meet the conditions set out in IAS 39 regarding a hedging relationship, are measured under hedge accounting rules.

All derivative financial instruments entered into by the Group are measured initially at cost and subsequently at their fair values on the balance sheet date. The accounting treatment of gains and losses on remeasurement to fair value depends on whether the conditions set out in IAS 39 with respect to hedge accounting have been met.

Hedge accounting is not used for the majority of derivative financial instruments. The changes in the fair value of those derivatives which, from an economic point of view, represent effective hedges in line with the corporate strategy, are recognized in profit or loss. These are virtually matched by changes in the fair value of the hedged underlying transactions.

Under hedge accounting, a derivative financial instrument is identified as a hedge of the exposure to changes in the fair value of an asset or a liability (fair value hedge), a hedge of the exposure to variability in future cash flows (cash flow hedge) or a hedge of a net investment in a foreign entity.

Fair value hedges: The gain or loss from remeasuring derivatives used to hedge the exposure to changes in fair value is recognized in profit or loss together with the gain or loss on the hedged item. The interest rate derivatives used to hedge the exposure to interest rate risks arising from the bonds issued by Henkel KGaA qualify as fair value hedges. To determine the fair value of the bonds (see Note 30, page 101 f.), only that portion of the bond which relates to the hedged interest rate risk is taken into account.

Interest rate hedging instruments at the balance sheet date had negative fair values of 83 million euros (2006: negative fair values of 45 million euros). The gain or loss on remeasuring the derivatives (2007: loss of 38 million euros, 2006: loss of 83 million euros) and the gain or loss on the hedged bonds (2007: gain of 34 million euros, 2006: gain of 79 million euros) have both been included in financial items in the statement of income.

Cash flow hedges: Changes in the fair value of derivatives used to hedge the exposure to variability in cash flows are recognized directly in equity. The portion of the gain or loss on the derivative that is determined to be ineffective in respect of the risk being hedged is reported directly in the consolidated statement of income. If a firm commitment or an expected and highly probable future transaction results in the recognition of an asset or a liability, the accumulated gains or losses on the hedging instrument that were recognized directly in equity are included in the initial measurement of the asset or liability. Otherwise, the amounts recognized directly in equity are included in the statement of income in those reporting periods in which the hedged transaction impacts the statement of income. In the past fiscal year, a cash flow hedge was entered into and the associated gains or losses on remeasurement after taking deferred tax into account were recognized directly in equity. There were no ineffective portions of the hedge and no amounts were transferred in the course of the year from equity to the statement of income.

CASH FLOW HEDGES
(after deferred tax)

in million euros	At January 1	Additions (taken to equity)	Disposals (taken to profit or loss)	**At December 31**
2007	–	**–95**	–	**–95**
2006	–	–	–	–

This cash flow hedge relates to the hedging of part of the purchase price payment in pounds sterling (GBP) for National Starch businesses arising from the back-to-back agreement with Akzo Nobel nv. The fair value of the forward exchange contracts was −130 million euros. The cash flow from the transactions hedged at December 31, 2007 is expected at the beginning of April 2008.

Hedge of a net investment in a foreign entity: Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. This is the case with forward exchange contracts that are used to hedge the exposure to currency translation risks in foreign entities.

In the past fiscal year, hedges of a net investment in a foreign entity were entered into and the associated gains or losses on remeasurement, after taking deferred tax into account, together with any gains or losses on the translation of the financial statements of foreign companies, were recognized directly in equity. As in 2006, no hedges of a net investment in a foreign entity were transferred from equity to the statement of income, nor were any ineffective portions of hedges included in the statement of income.

HEDGE OF A NET INVESTMENT IN A FOREIGN ENTITY
(after deferred tax)

in million euros	At January 1	Additions (taken to equity)	Disposals (taken to profit or loss)	**At December 31**
2007	**–20**	**+3**	**–**	**–17**
2006	–23	+3	–	–20

The hedges relate to translation risks arising from net investments in Swiss francs (CHF) and US dollars (USD). The fair value of the open forward exchange contracts at the balance sheet date was 2 million euros (2006: 0 million euros).

Fair values of derivative financial instruments

The fair values of forward exchange contracts are calculated on the basis of current European Central Bank reference prices taking account of forward premiums and discounts. Currency options are measured using market quotations or recognized option pricing models. The fair values of interest rate hedging instruments are determined on the basis of discounted future expected cash flows, using the market interest rates ruling over the remaining terms of the derivatives. These are shown in the table below for the four most important currencies. In each case, these are the interest rates quoted on the inter-bank market at December 31.

INTEREST RATES IN PERCENT PER ANNUM

At December 31	EUR		USD		JPY		GBP	
Maturities	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**
3 months	3.71	4.65	5.33	4.85	0.54	0.93	5.26	5.95
6 months	3.84	4.63	5.33	4.63	0.61	0.97	5.39	5.83
1 year	4.02	4.69	5.31	4.26	0.73	1.05	5.51	5.58
2 years	4.11	4.46	5.16	3.81	0.93	0.92	5.51	5.21
5 years	4.09	4.49	5.07	4.22	1.38	1.19	5.37	5.08
10 years	4.16	4.68	5.18	4.77	1.84	1.69	5.07	4.99

Derivative financial instruments with a positive fair value at the balance sheet date are included in other financial assets and those with a negative fair value are included in financial liabilities.

The following positions were held at the balance sheet date:

DERIVATIVE FINANCIAL INSTRUMENTS

At December 31 in million euros	Nominal value		Positive fair value		Negative fair value	
	2006	**2007**	2006	**2007**	2006	**2007**
Forward exchange contracts[1]	4,183	7,087	41	56	–12	–147
(of which for hedging loans within the Group)	*(3,689)*	*(2,115)*	*(36)*	*(39)*	*(–8)*	*(–5)*
Currency options[1]	60	–	–	–	–	–
Interest rate swaps[2]	1,650	1,650	–	–	–45	–83
Other interest rate hedging instruments[1]	–	5,563	–	3	–	–2
Total derivative financial instruments	**5,893**	**14,300**	**41**	**59**	**–57**	**–232**

[1] maturity period < 1 year
[2] maturity period > 1 year

Most of the forward exchange contracts and currency options hedge risks arising from trade accounts receivable and Group financing in US dollars.

Risks arising from financial instruments

Credit risk

In the course of its business activities with third parties, the Henkel Group is exposed to global credit risk in various lines of business. The risk arises if a contracting party fails to meet its obligations. The maximum credit risk is represented by the book value of the financial assets recognized in the balance sheet.

A credit risk management system operating on the basis of a globally applied credit policy ensures that credit risks are constantly monitored and bad debts minimized. This policy, which applies to both new and existing customers, governs the allocation of credit limits and compliance with those limits, individual analyses of customers' creditworthiness employing both internal and external financial information, risk classification and continuous monitoring of the risk of bad debts at regional and local levels. In addition, hedging measures are implemented on a selective basis for particular countries and customers.

As regards financial investment and derivatives trading with German and international banks, Henkel only enters into transactions with counterparties of the highest financial standing. Financial investment is generally for periods of less than one year. To minimize the credit risk, netting arrangements are agreed with counterparties and investment limits set. These limits are based on the credit rating of the counterparty and regularly monitored, with adjustments being made if necessary.

Collateral and other safeguards include country-specific and customer-specific protection afforded by credit insurance, confirmed and unconfirmed letters of credit in the export business, as well as warranties, guarantees and cover notes.

The book value of receivables and loans which were potentially overdue or impaired, for which new due dates have been negotiated, is 0 million euros (2006: 3 million euros).

Aging analysis of non-impaired loans and receivables

ANALYSIS

in million euros	Less than 30 days	30 to 60 days	61 to 90 days	91 to 180 days	**Total**
At December 31, 2007	312	42	15	5	**374**
At December 31, 2006	237	44	20	4	305

In 2007, specific allowances for bad debts of 24 million euros (2006: 38 million euros) and general allowances for bad debts of 3 million euros (2006: 3 million euros) were made in respect of loans and receivables.

Liquidity risk

The liquidity risk of the Henkel Group can be regarded as very low, because of the use of long-term financing instruments and the availability of additional liquidity reserves. The Group has pledged credit lines of 2.1 billion euros at its disposal to ensure its liquidity and financial flexibility at all times. These credit lines were opened to secure the Commercial Paper Program. To finance the acquisition of the National Starch businesses, the Henkel Group has already received loan undertakings of 2.6 billion euros.

CASH FLOWS FROM FINANCIAL LIABILITIES

in million euros

	Dec. 31, 2006 Book value	Residual term: Up to 1 year	Residual term: Between 1 and 5 years	Residual term: More than 5 years	Dec. 31, 2006 Total cash flow
Bonds[1]	2,284	143	449	2,673	3,265
Commercial papers[2]	147	147	–	–	147
Bank loans and overdrafts	427	407	19	12	438
Loans from employee welfare funds of the Henkel Group	4	4	–	–	4
Derivative financial instruments	57	16	21	–2	35
Trade accounts payable	1,494	1,494	–	–	1,494
Interest-bearing loans from third parties	468	443	42	–	485
Sundry financial instruments[3]	158	84	40	34	158
Total	**5,039**	**2,738**	**571**	**2,717**	**6,026**

[1] the cash flows from the hybrid bond issued in 2005 are disclosed for the period until the first possible redemption date by Henkel on November 25, 2015 [2] from the euro and US dollar Commercial Paper Program (total amount: 2.1 billion euros) [3] sundry financial instruments include amounts due from employees and finance bills

CASH FLOWS FROM FINANCIAL LIABILITIES

in million euros

	Dec. 31, 2007 Book value	Residual term: Up to 1 year	Residual term: Between 1 and 5 years	Residual term: More than 5 years	Dec. 31, 2007 Total cash flow
Bonds[1]	2,251	143	451	2,560	3,154
Commercial papers[2]	10	10	–	–	10
Bank loans and overdrafts	404	374	32	12	418
Loans from employee welfare funds of the Henkel Group	2	2	–	–	2
Derivative financial instruments	232	164	47	5	216
Trade accounts payable	1,477	1,477	–	–	1,477
Interest-bearing loans from third parties	473	446	52	–	498
Sundry financial instruments[3]	163	101	48	14	163
Total	**5,012**	**2,717**	**630**	**2,591**	**5,938**

[1] the cash flows from the hybrid bond issued in 2005 are disclosed for the period until the first possible redemption date by Henkel on November 25, 2015 [2] from the euro and US dollar Commercial Paper Program (total amount: 2.1 billion euros) [3] sundry financial instruments include amounts due from employees and finance bills

Market risk

The market risk arising from financial instruments principally consists of currency and interest rate risks. This is monitored by means of sensitivity analyses.

Currency risk

The global nature of our business activities results in a huge number of cash flows in different currencies. Hedging the resulting exchange rate risks is a significant part of our centralized risk management system. The objective of our currency hedging is to fix prices based on hedging rates, so that we are protected from future adverse fluctuations in exchange rates. More detailed information about our currency management objectives and procedures are given in the Group management report on page 67.

The following table shows the value-at-risk analysis of the transaction risk of the Henkel Group at the balance sheet date. The value-at-risk analysis assumes a risk horizon of one month and a unilateral confidence interval of 95 percent. The calculation is based on the variance-covariance approach. Fluctuations and correlations are determined on the basis of historical data. The value-at-risk analysis is based on the operating book positions and budgeted positions in foreign currency, with a 9-month forecasting horizon.

VALUE-AT-RISK

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
After hedging	11	**19**

The amounts shown represent the maximum expected risk of loss in a reporting month as a result of currency fluctuations. The risk arises from imports and exports by Henkel KGaA and its foreign subsidiaries. Due to its international nature, the Henkel Group has a portfolio with more than 50 different currencies.

Interest rate risk

The Henkel Group obtains the cash it requires from the international money and capital markets. Some of the resulting financial liabilities and our cash deposits may be exposed to the risk of changes in interest rates. The aim of our centralized interest rate management system is to control and optimize this risk. More detailed information about our interest rate management objectives and procedures are given in the Group management report on page 67.

The risk of interest rate fluctuations on the earnings of the Henkel Group is shown in the basis point value (BPV) analysis in the table below.

INTEREST RATE RISE

in million euros	Dec. 31, 2006	**Dec. 31, 2007**
Based on an increase in the interest rate of 100 basis points	18	**8**

The calculation of the interest rate risk is based on a cash flow sensitivity analysis. This analysis examines all the main financial instruments which attract interest at a variable rate at the balance sheet date. Fixed-rate instruments and interest hedging instruments are deducted from net borrowings (comprising liquid funds, marketable securities and short-term and long-term borrowings). The interest risk figures shown in the table are based on this calculation at the relevant balance sheet date, assuming a parallel shift in the interest curve of 100 basis points. Interest rate risks arise mainly from interest-bearing financial instruments in euros and US dollars.

Supplementary Information on the Consolidated Statement of Income/Balance Sheet

(43) Cost of materials

COST OF MATERIALS

in million euros	2006	2007
Cost of raw materials, supplies and merchandise	5,237	5,171
Cost of external services	324	485
Total	**5,561**	**5,656**
Cost of materials ratio = Cost of materials / sales	**43.6 %**	**43.3 %**

(44) Payroll costs

PAYROLL COSTS

in million euros	2006	2007
Wages and salaries	1,856	1,885
Social security contributions and staff welfare costs	342	337
Pension costs	153	126
Total	**2,351**	**2,348**
Payroll costs ratio = Payroll costs / sales	**18.5 %**	**18.0 %**

Share-based payment plans

The objective of the Henkel Stock Incentive Plan introduced in 2000 is to provide additional motivation for about 700 senior executive personnel around the world. Participants in the plan are granted option rights to subscribe for Henkel preferred shares, which may be exercised within a period not exceeding five years once a vesting period of three years has elapsed. Under the plan, rights were issued annually on a revolving basis, the relevant terms being revised each year by the Management Board and Shareholders' Committee. In 2004, options were issued for the last time, in this case to the members of the Management Board.

Each option granted originally carried the right to acquire up to eight Henkel preferred shares. After the 1:3 share split on June 18, 2007, the number of preferred shares per option right was trebled. The exact number of shares that can be bought per option at a specific price depends on the extent to which the performance targets are met. One target is based on absolute performance – the performance of the Henkel preferred share price. The other takes into account relative performance, comparing the movement in value of the Henkel preferred share with that of the Dow Jones Euro Stoxx (600) index. For both performance targets, the average market price of the Henkel preferred share at the date of issue is compared with the average market price three years later. The average market price is calculated in each case on the basis of 20 stock exchange trading days after the Annual General Meeting. For options issued prior to 2002, a period of 60 trading days is applied. The calculation of relative performance takes dividend payments and other rights and benefits into account as well as movements in the share price (total shareholder return). The subscription rights attached to an option are split into two categories. Taking the share split into account, up to 15 subscription rights can be exercised by reference to the absolute performance and up to nine subscription rights by reference to the relative performance.

Option rights are granted to members of the Management Board and corporate vice presidents, and to managers of comparable status within German and foreign affiliated companies, on condition that they make a direct investment of three preferred shares for each option right.

On February 19, 2004, IFRS 2 (Share-based Payment) was issued. We have applied this standard effective January 1, 2005. As a result, the total value of stock options granted to senior executive personnel at the grant date is determined using an option pricing model. The total value of the stock options calculated in this way is treated as a payroll cost spread over the period in which the corporation receives the service of the employee. For fiscal years from 2005 onward, this cost in respect of the option rights granted in 2003 (tranche 4) and 2004 (tranche 5) is required to be expensed.

The table shows the number of option rights granted per tranche and the number of shares in the various tranches, taking into account the 1:3 share split of June 18, 2007. The vesting period has expired for all the tranches. The table also shows the expense for the period resulting from the valuation of each tranche issued.

In 2004 for the fourth tranche and in 2007 for the fifth tranche, management decided to avail itself of the right to pay in cash the gain arising on the exercise of the options to the employees participating in the plan. The fifth tranche is treated as if it had been paid in shares.

OPTION RIGHTS/SUBSCRIBABLE SHARES

in number of shares/options		1st tranche	2nd tranche	3rd tranche	4th tranche	5th tranche	**Total**
At January 1, 2007		**27,695**	**32,358**	**46,910**	**61,774**	**12,600**	**181,337**
expressed in shares		*249,255*	*291,225*	*422,190*	*926,604*	*264,600*	*2,153,874*
Options granted		210	1,260	2,385	6,945	–	10,800
expressed in shares		*1,890*	*11,340*	*21,465*	*104,175*	–	*138,870*
Options exercised[1]		5,278	6,279	7,536	11,913	3,600	34,606
expressed in shares		*47,505*	*56,515*	*67,825*	*178,684*	*75,600*	*426,129*[2]
Options forfeited		630	525	315	915	–	2,385
expressed in shares		*5,670*	*4,725*	*2,835*	*13,725*	–	*26,955*
At December 31, 2007		**21,997**	**26,814**	**41,444**	**55,891**	**9,000**	**155,146**
expressed in shares		*197,970*	*241,325*	*372,995*	*838,370*	*189,000*	*1,839,660*
of which held by the Management Board		1,780	1,780	8,300	8,300	9,000	29,160
expressed in shares		*16,020*	*16,020*	*74,700*	*124,500*	*189,000*	*420,240*
of which held by other senior executives		20,217	25,034	33,144	47,591	–	125,986
expressed in shares		*181,950*	*225,305*	*298,295*	*713,870*	–	*1,419,420*
Payroll costs 2007	in million euros	–	–	–	3.6	0.1	3.7
Payroll costs 2006	in million euros	–	–	–	7.5	0.3	7.8

[1] average price at exercise date = 38.43 euros
[2] there is a timing difference between this figure and the figure given in Note 23

At December 31, 2007, there is a provision of 16.8 million euros (2006: 16.6 million euros) in respect of the fourth tranche. The intrinsic value of the exercisable options in the fourth tranche at the end of the fiscal year is 16.1 million euros (2006: 16.6 million euros).

The costs are calculated on the basis of the Black-Scholes option pricing model, modified to reflect the special features of the Stock Incentive Plan. The cost calculation was based on the following factors:

BLACK-SCHOLES OPTION PRICING MODEL

		On issue 1st tranche	On issue 2nd tranche	On issue 3rd tranche	At Dec. 31, 2007 4th tranche	On issue 5th tranche
Exercise price (before share split)	in euros	63.13	71.23	74.67	57.66	71.28
Exercise price (after share split)	in euros	21.04	23.74	24.89	19.22	23.76
Expected volatility of the share price	in %	35.0	33.1	32.4	20.3	26.6
Expected volatility of the index	in %	19.7	20.7	22.4	–	18.6
Expected lapse rate	in %	3	3	3	–	–
Risk-free interest rate	in %	5.19	4.18	4.78	4.06	3.96

The expected volatility rates are based on the historic volatility of the Henkel preferred share and of the Dow Jones Euro Stoxx (600) index. The period to which the estimate of the volatility of the Henkel share relates starts at the beginning of the remaining term of the option tranche and finishes on the date on which the tranche is valued.

The performance period relating to the first tranche ended on July 10, 2003, that of the second tranche on July 12, 2004, that of the third tranche on May 16, 2005, that of the fourth tranche on May 11, 2006 and that of the fifth tranche on May 15, 2007. Hereafter, at any time during a five-year period, the option holders in the first three tranches may exercise their right to acquire nine Henkel preferred shares per option. In the case of the fourth tranche, the option holders may acquire 15 shares per option and in the case of the fifth tranche 21 shares per option. The allocation of nine shares per option for the first tranche was made solely as a result of the Henkel preferred share outperforming the comparative index (relative performance). The allocation for the fourth tranche was made solely as a result of the absolute performance. The absolute performance targets were not met for the first three tranches and the relative performance target was not met for the fourth tranche. The allocation for the fifth tranche was 15 shares as a result of absolute performance and six shares as a result of relative performance. The options may be exercised at any time, except during blocked periods which cover the four weeks prior to the reporting dates of the corporation.

Global Cash Performance Units (CPU Plan)

Since the end of the Stock Incentive Plan in 2004, those eligible for that plan, the senior executive personnel of the Henkel Group (excluding members of the Management Board) have been part of the Global CPU Plan, which enables them to participate in any increase in price of the Henkel preferred share. If certain set targets are achieved, Cash Performance Units (CPUs) are granted, which give the member of the CPU Plan the right to receive a cash payment at a fixed point in time. The CPUs are granted on condition that the member of the plan is employed for three years by Henkel KGaA or one of its subsidiaries in a position senior enough to qualify to take part and that he or she is not under notice during that period. This minimum period of employment pertains to the calendar year in which the CPUs are granted and the two subsequent calendar years.

The number of CPUs granted depends not only on the seniority of the executive, but also on the achievement of set target figures. For the periods to date, these targets have been operating profit (EBIT) and net earnings after minority interests. The value of a CPU in each case is the average price of the Henkel preferred share as quoted 20 stock exchange trading days after the Annual General Meeting following the performance period. In the case of exceptional increases in the share price, there is an upper limit or cap. After the 1:3 share split of June 18, 2007, the number of CPUs was trebled.

The total value of CPUs granted to senior executive personnel is remeasured at each balance sheet date and treated as a payroll cost over the period in which the plan member provides his or her services to Henkel. The first tranche, which was issued in 2004, became due for payment in July 2007. Across the world, at December 31, 2007, the CPU Plan comprised 372,429 CPUs issued in the second tranche in 2005 (expense: 5.9 million euros), 391,261 CPUs from the third tranche issued in 2006 (expense: 5.4 million euros) and 356,346 CPUs from the fourth tranche issued in 2007 (expense: 4.5 million euros). The corresponding provision amounted to 28.4 million euros (2006: 25.6 million euros).

Cash Performance Units Program

For members of the Management Board, the Stock Incentive Plan was superseded in 2005 by a new program. Under this scheme, each eligible member of the Management Board is entitled to the monetary value of a total of up to 10,800 Henkel preferred shares for each fiscal year or tranche, depending on the increase in share price over a period of three years (the performance period) and on the increase in earnings per preferred share. At the end of the performance period, the actual number and value of the shares is determined and the resulting tranche income paid net and in cash. Each member of the Management Board participating in the tranche must personally invest in Henkel preferred shares to the value of 25 percent of the tranche income and place these in a blocked custody account with a five-year drawing restriction.

If there is an absolute increase in share price during the performance period of at least 15 percent, 21 percent or 30 percent, each participant in the plan receives the monetary value equivalent to 1,800, 3,600 or 5,400 shares respectively. To calculate the increase in the share price, the average price in January of the year of issue of a tranche (base price) is compared with the average price in January of the third fiscal year following the year of issue (reference price). If the earnings per preferred share increase by at least 15 percent, 21 percent or 30 percent during the performance period, each participant receives the monetary value equivalent to 1,800, 3,600 or 5,400 shares respectively. To calculate the increase in earnings per preferred share, the earnings per preferred share of the fiscal year prior to the year of issue is compared with the earnings per preferred share of the second fiscal year after the year of issue. The amounts included in the calculation of the increase are in each case the earnings per preferred share as disclosed in the consolidated financial statements of the relevant fiscal years, adjusted for exceptional items. The financial statements must have been approved and an unqualified auditors' opinion issued thereon. The monetary value of a share is equivalent to the reference price of the Henkel preferred share. In the case of exceptional increases in the share price, there is an upper limit or cap. The base prices for the 2005, 2006 and 2007 tranches were 22.14 euros, 29.35 euros and 39.04 euros respectively. We have based the measurement of the provision for this program on achieving intermediate targets. This results in an expense of 2.1 million euros in the fiscal year. The provision at December 31, 2007 for all the tranches issued is 4.1 million euros (2006: 2.0 million euros).

(45) Employee structure

Annual average excluding apprentices and trainees, work experience students and interns, based on quarterly figures:

NUMBER OF EMPLOYEES PER FUNCTION

	2006	**2007**
Production and engineering	23,934	24,426
Marketing, selling and distribution	16,177	16,603
Research and development	2,794	2,794
Administration	8,811	8,480
Total	**51,716**	**52,303**

(46) Value added statement

VALUE ADDED STATEMENT

in million euros	2006	in %	**2007**	**in %**
Sales	12,740	96.4	13,074	98.1
Other income	480	3.6	247	1.9
Total sales/income	**13,220**	**100.0**	**13,321**	**100.0**
Other charges				
Cost of materials	5,561	42.1	5,656	42.5
Amortization/depreciation of non-current assets	350	2.6	337	2.5
Other expenses	3,489	26.4	3,415	25.6
Value added	**3,820**	**28.9**	**3,913**	**29.4**
Paid to				
employees	2,351	61.6	2,348	60.0
central and local government	351	9.2	355	9.1
Providers of capital				
interest expense	247	6.5	269	6.9
shareholders	214	5.6	227	5.8
minority shareholders	16	0.4	20	0.5
Reinvested in the Group	**641**	**16.7**	**694**	**17.7**

(47) Group segment reporting

The primary format for reporting the activities of the Henkel Group by segment is by business sector and additionally by region. This classification corresponds to the way in which the Group manages its operating business. The activities of the Henkel Group are divided into the following operating segments: Laundry & Home Care, Cosmetics/Toiletries and Adhesives Technologies.

Laundry & Home Care

This business sector produces and sells detergents, laundry care products, dishwashing and cleaning products and insecticides.

Cosmetics/Toiletries

The product range of this business sector comprises hair cosmetics, body care, skin care and oral care products, and hair salon products.

Adhesives Technologies

This business sector produces and sells cyanoacrylates, office products for gluing and correcting applications, adhesive tapes, high-strength contact adhesives, adhesives for home decoration, building and DIY applications, adhesives and sealants for industrial applications and products for surface treatment.

In determining the segment results and the asset and liability values, essentially the same principles of recognition and measurement are applied as elsewhere in the consolidated financial statements.

For reconciliation with the figures for the Henkel Group, Group overheads and central research costs are reported under Corporate together with income and expenses that cannot be allocated to the individual business sectors.

RECONCILIATION BETWEEN NET OPERATING ASSETS/CAPITAL EMPLOYED AND BALANCE SHEET FIGURES

in million euros	Net operating assets		Balance sheet figures	
	Annual average[1] 2007	Dec. 31, 2007	**Dec. 31, 2007**	
Goodwill at book value	3,660	3,392	3,392	Goodwill at book value
Other intangible assets and property, plant and equipment (total)	3,749	3,625	3,625	Other intangible assets and property, plant and equipment (total)
			528	Financial assets
			249	Deferred tax assets
Inventories	1,395	1,283	1,283	Inventories
Trade accounts receivable from third parties	1,990	1,694	1,694	Trade accounts receivable from third parties
Intra-Group trade accounts receivable	826	732		
Other assets and tax refund claims[2]	471	367	712	Other assets and tax refund claims
			1,440	Liquid funds/Marketable securities
			125	Assets held for sale
Operating assets (gross)	**12,091**	**11,093**	**13,048**	**Total assets**
– Operating liabilities	3,754	3,482		
of which Trade accounts payable to third parties	1,600	1,477	1,477	Trade accounts payable to third parties
Intra-Group trade accounts payable	826	732		
Other provisions and other liabilities[2]	1,328	1,273	1,754	Other provisions and other liabilities
Net operating assets	**8,337**	**7,611**		
– Goodwill at book value	3,660			
+ Goodwill at cost	4,067			
Capital employed	**8,744**			

[1] the annual average is calculated on the basis of the twelve monthly figures

[2] only amounts relating to operating activities are taken into account in calculating net operating assets

(48) Information on earnings per share

The Stock Incentive Plan (Note 44, page 111 ff.) currently results in a dilution of earnings per preferred share amounting to 1 eurocent.

EARNINGS PER SHARE

in million euros (rounded)	2006	**2007**
Net earnings after minority interests	**855**	**921**
Dividends, ordinary shares	125	132
Dividends, preferred shares	86	92
Total dividends	211	224
Retained profit per ordinary share	388	419
Retained profit per preferred share	256	278
Retained profit	**644**	**697**
Number of ordinary shares	259,795,875	259,795,875
Dividend per ordinary share in euros	0.48	0.51[4]
Retained profit per ordinary share in euros	1.49	1.61
EPS per ordinary share in euros	**1.97**	**2.12**
Number of outstanding preferred shares[1]	171,813,918	172,951,042
Dividend per preferred share in euros	0.50	0.53[4]
Retained profit per preferred share in euros	1.49	1.61
EPS per preferred share in euros	**1.99**	**2.14**
Number of potential outstanding preferred shares[2]	172,885,068	173,371,289
Dividend per preferred share in euros	0.50	0.53[4]
Retained profit per preferred share in euros	1.48	1.60
Diluted EPS per preferred share in euros	**1.98**[3]	**2.13**

[1] weighted annual average of preferred shares (Henkel buy-back program) [2] weighted annual average of preferred shares adjusted for the potential number of shares arising from the Stock Incentive Plan [3] based on earnings after minority interests of 854 million euros (IAS 33.59) [4] proposed

(49) Information on the cash flow statement

Cash flow from investing activities/acquisitions includes under the heading "Purchase of financial assets/acquisitions" funds used to make acquisitions of 7 million euros (2006: 400 million euros). Of the 400 million euros used to fund acquisitions in 2006, 4 million euros related to the Laundry & Home Care business sector, 326 million euros to Cosmetics/Toiletries and 70 million euros to Adhesives Technologies. The purchase of financial assets relates to an investment in MATERNA Grundstücksvermietungsgesellschaft mbH & Co. OHG, Schönefeld, Germany.

The heading "Dividends and interest paid and received" includes dividends received from Ecolab Inc., St. Paul, Minnesota, USA of 29 million euros (2006: 24 million euros). Included in the figure for cash and cash equivalents are marketable securities which are short-term in nature and are exposed only to an insignificant risk of a change in price.

(50) Related party transactions

Information required by §160 (1) No. 8 of the German Joint Stock Corporation Act (AktG):

The company has been notified that since July 8, 2004, a total of 44,583,767 votes before the share split (133,751,301 votes after the share split), representing in total 51.48 percent of the voting rights in Henkel KGaA, are held by:

- 62 members of the families of the descendants of Fritz Henkel, the company's founder
- Two foundations set up by members of those families
- One civil-law partnership set up by members of those families
- 14 private limited companies set up by members of those families and one limited partnership with a limited company as general partner (GmbH & Co. KG) under the terms of a share-pooling agreement (agreement restricting the transfer of shares) as envisaged in §22 (2) of the German Securities Trading Law (WpHG), whereby the shares held by the 14 private limited companies and by the limited partnership representing 17.74 percent are attributed (as envisaged in §22 (1) No. 1 WpHG) to the family members who control those companies

The notification referred to above stated that Dr. Christoph Henkel has exceeded the 5 percent threshold of voting rights in Henkel KGaA, with voting rights attached to 5,044,139 ordinary shares in Henkel KGaA before the share split (15,132,417 voting rights after the share split), representing a rounded percentage of 5.825 percent. No other party to the share-pooling agreement has 5 percent or more of the total voting rights in Henkel KGaA, even after adding voting rights expressly granted under the terms of usufruct agreements.

Mr. Albrecht Woeste, Düsseldorf, is the authorized representative of the parties to the Henkel share-pooling agreement.

Jahr Vermögensverwaltung GmbH & Co. KG, which originally held 6.11 percent of the voting rights in Henkel KGaA, has informed us that its share of voting rights in Henkel KGaA fell below the 3 percent threshold on June 25, 2007 and stood at 0.29 percent on that day, with 749,609 voting rights. At the same time on June 25, 2007, the voting agreement between Jahr Vermögensverwaltung GmbH & Co. KG and the parties to the Henkel share-pooling agreement, according to which the voting rights held by the parties to the share-pooling agreement were added to those of Jahr Vermögensverwaltung GmbH & Co. KG in accordance with §22 (2) WpHG, was terminated.

Members of the families of the descendants of Fritz Henkel, the company's founder, who hold shares in Henkel KGaA, and members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review, on which interest has been payable at an average rate of 4.18 percent (2006: 3.03 percent). The average total amount of capital advanced to the Henkel Group in fiscal 2007 was 446 million euros (2006: 436 million euros), while the balance at December 31, 2007 was 472 million euros (December 31, 2006: 467 million euros).

Members of the Supervisory Board who are not also members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review averaging 3.2 million euros (2006: 6.5 million euros), while the balance at December 31, 2007 was 6 million euros (December 31, 2006: 2 million euros) carrying an average interest rate of 4.16 percent (2006: 3.03 percent).

At December 31, 2007, a loan to a member of the Management Board for 201,000 euros was included in miscellaneous assets. The loan is secured by a real estate mortgage and has a residual term of two years. During the fiscal year, mortgage payments totaling 100,000 euros were made in respect of the loan. The loan is subject to interest at the German Federal Bank base rate up to a maximum of 5 percent.

In addition to the above, some companies in the Henkel Group and the associated company Ecolab Inc., St. Paul, Minnesota, USA have supplied goods and services to each other on prevailing market terms in the course of their normal business activities.

(51) Remuneration of the corporate bodies

The total remuneration of the members of the Supervisory Board amounted to 1,226k euros (2006: 1,163k euros), that of the Shareholders' Committee amounted to 2,260k euros (2006: 2,273k euros) and that of the Management Board amounted to 16,219k euros (2006: 15,246k euros). For further details regarding the emoluments of the corporate bodies, see the remuneration report on page 24 ff., which forms part of the Group management report.

(52) Declaration of compliance with the Corporate Governance Code

In February 2007, the Management Board, Supervisory Board and Shareholders' Committee approved a joint declaration of compliance with the recommendations of the German Corporate Governance Code in accordance with §161 of the German Joint Stock Corporation Act (AktG). The declaration has been made permanently available to shareholders on the company website: www.henkel.com/ir.

(53) Subsidiaries and other investments

Details relating to the investments held by Henkel KGaA and the Henkel Group are provided in a separate schedule which will be available via the commercial register and can also be inspected at the Annual General Meeting.

(54) Information on shares in affiliated companies and other investments

Major subsidiaries:

			Holding in percent
Algeria	Henkel Algérie S.P.A.	Wilaya d'Alger	100.00
Australia	Henkel Australia Pty. Ltd.	Silverwater	100.00
Austria	Henkel Central Eastern Europe GmbH	Vienna	100.00
Belgium	Henkel Belgium N.V.	Brussels	100.00
Brazil	Henkel Ltda.	São Paulo	100.00
Canada	Henkel Canada Corporation	Halifax	100.00
	Henkel Consumer Goods Canada Inc.	Toronto	100.00
China	Henkel (China) Co. Ltd.	Shanghai	97.49
Czech Republic	Henkel CR spol.s.r.o.	Prague	100.00
Egypt	Henkel Trading Egypt SAE	Cairo	100.00
France	Henkel France S.A.	Boulogne-Billancourt	100.00
	Henkel Technologies France SAS	Boulogne-Billancourt	100.00
Germany	Schwarzkopf & Henkel Production Europe GmbH & Co. KG	Düsseldorf	100.00
Great Britain	Henkel Loctite Adhesives Ltd.	Hatfield	100.00
	Henkel Ltd.	Hatfield	100.00
Hungary	Henkel Magyarország Kft	Budapest	100.00
Italy	Henkel Loctite Adesivi S.r.l.	Milan	100.00
	Henkel S.p.A.	Ferentino	100.00
Japan	Henkel Japan Ltd.	Tokyo	100.00
Mexico	Henkel Capital S.A. de C.V.	Ecatepec de Morelos	100.00
Netherlands	Henkel Nederland B.V.	Nieuwegein	100.00
Poland	Henkel Polska Sp. z o.o.	Warsaw	100.00
Romania	Henkel Romania Srl	Bucharest	100.00
Russia	OAO Henkel ERA	Tosno	100.00
	ZAO Schwarzkopf & Henkel	Moscow	100.00
Serbia	Henkel Merima d.o.o.	Krusevac	97.27
South Korea	Henkel Home Care Korea Ltd.	Seoul	100.00
	Henkel Korea Ltd.	Jincheon-Kun	100.00
Spain	Henkel Ibérica S.A.	Barcelona	100.00
Switzerland	Henkel & Cie. AG	Pratteln	100.00
Turkey	Türk Henkel Kimya Sanayi ve Ticaret A.S.	Istanbul	100.00
Ukraine	Henkel Bautechnik (Ukraine) TOB	Vyshgorod	66.00
	Henkel Ukraine TOW	Kiev	100.00
USA	Dial Brands Holding, Inc.	Phoenix	100.00
	Henkel Consumer Goods, Inc.	Dover	100.00
	Henkel Corporation	Wilmington	100.00
	The Dial Corporation	Wilmington	100.00

In each of the following companies, Henkel holds, either directly or indirectly, not more than half of the shares, but has the power to govern the financial and operating policies of the company. Therefore the company is consolidated:

			Holding in percent
Austria	Biozym GmbH	Kundl	49.00
Bahrain	Henkel Adhesives Middle East E.C.	Bur Dubai	50.00
Egypt	Henkel Adhesives Trading Egypt SAE	Cairo	50.00
	Henkel Polybit Egypt Co. Ltd.	Badr City	49.00
	Henkel Technologies Egypt SAE	Cairo	50.00
India	Henkel Marketing India Ltd.	Hyderabad	48.94

			Holding in percent
Lebanon	Detergenta Holding S.A.L.	Beirut	49.97
	Henkel Lebanon S.A.L.	Beirut	50.00
Saudi Arabia	Ashwa Technologies Ltd.	Jeddah	50.00
	Saudi Arabian Adhesives Factory Ltd.	Riyadh	50.00
Syria	Henkel Syria S.A.S.	Aleppo	49.97
Tunisia	Société d'Importation et de Ventes d'Articles Chimiques	Tunis	24.99
Turkey	Eczacibasi Schwarzkopf Kuafor Urunleri Pazarlama A.S.	Istanbul	50.00
United Arab Emirates	Henkel Polybit Industries Co. Ltd.	Umm Al Quwain	49.00
	Roof Care Co.	Sharjah	49.00

The following dormant companies or companies with insignificant operations are immaterial to the net assets, financial position and results of operations of the Group and are stated at amortized cost:

			Holding in percent
Argentina	The Dial Corporation Argentina S.A.	Buenos Aires	100.00
Austria	Persil-Altersunterstützung GmbH	Vienna	100.00
	Schwarzkopf & Henkel GmbH	Vienna	100.00
Egypt	Henkel Building Chemicals Egypt SAE	Alexandria	72.69
Germany	CHEMPHAR Handels- und Exportgesellschaft mbH	Hamburg	100.00
	Clynol GmbH	Hamburg	100.00
	Entsorgungszentrum Düsseldorf Süd GmbH	Düsseldorf	50.00
	Erste Deutsche Walfang GmbH	Hamburg	100.00
	Fandus Grundstücksvermietungsgesellschaft mbH & Co. Objekt Willich KG	Düsseldorf	68.62
	Fix Point Vertriebs GmbH	Dinslaken	73.00
	Forstverwaltung Brannenburg Geschäftsführungs-GmbH	Düsseldorf	100.00
	Forstverwaltung Brannenburg GmbH & Co. OHG	Brannenburg	100.00
	Hans Schwarzkopf & Henkel Verwaltungs-GmbH	Grünwald	100.00
	Henkel Erste Verwaltungsgesellschaft mbH	Düsseldorf	100.00
	Henkel Holding Verwaltungs-GmbH	Düsseldorf	100.00
	Henkel Wasch- und Reinigungsmittel GmbH	Düsseldorf	100.00
	Henkel Zweite Verwaltungsgesellschaft mbH	Düsseldorf	100.00
	Indola GmbH	Hamburg	100.00
	MATERNA Grundstücks-Vermietungsgesellschaft mbH & Co. OHG	Schönefeld	99.00
	Phenion GmbH & Co. KG	Düsseldorf	100.00
	Phenion Verwaltungs GmbH	Düsseldorf	100.00
	Schwarzkopf & Henkel GmbH	Düsseldorf	100.00
	Schwarzkopf & Henkel Production Management GmbH	Düsseldorf	100.00
	Sovereign Specialty Chemicals GmbH	Düren	100.00
	SusTech GmbH & Co. KG	Darmstadt	61.96
	SusTech Verwaltungs GmbH	Darmstadt	64.29
Great Britain	Clynol Ltd.	Hatfield	100.00
	Schwarzkopf Ltd.	Aylesbury	100.00
Iran	Iran Henkel AG	Tehran	100.00
	Pharco Chemie AG	Tehran	100.00
Ireland	Chambois Ltd.	Cork	100.00
Singapore	Sovereign Specialty Chemicals (S) Pte. Ltd.	Singapore	100.00

			Holding in percent
Slovenia	Henkel-Storitve d.o.o.	Maribor	100.00
Switzerland	Steinfels Haushalt AG	Pratteln	100.00
USA	Dial Argentina Holdings, Inc.	Phoenix	100.00
	FP Chemical Products L.P.	Wilmington	100.00
	Pure & Natural Company	Phoenix	100.00
Zimbabwe	Henkel Zimbabwe (Private) Ltd.	Harare	76.60

Henkel KGaA holds more than 20 percent but less than 50 percent in the following companies, either directly or indirectly. As the holdings are immaterial to the net assets, financial position and results of operations of the Group, they are stated at amortized cost:

			Holding in percent
France	Natural Implant S.A.	Brest	24.79
Germany	DATASOUND Gesellschaft zur Entwicklung und Vermarktung digitaler Audio- und Informationssysteme mbH	Ludwigshafen	24.98
Great Britain	Ten Lifestyle Management Ltd.	London	36.72
	Time Energy Network Ltd.	London	44.26
Guatemala	Tanques del Atlántico S.A.	Guatemala City	30.00
Mexico	Hysol Indael de México S.A. de C.V.	Mexico City	49.00
USA	AMT Capital L.P.	Dallas	20.90

(55) Investments in associates

Ecolab Inc., St. Paul, Minnesota, USA

Portfolio: Products and services for industrial and institutional hygiene, catering, food and textile hygiene, vehicle cleaning and automotive care, water treatment, pest control, commercial kitchen service.

» Henkel owns 72.7 million shares in Ecolab Inc., representing an interest of 29.5 percent

» We expect a 10 percent increase in sales to 5.4 billion US dollars in fiscal 2007

» The share price of Ecolab Inc. rose by 13.3 percent in 2007; the market value of our investment at December 31, 2007 was 3,723 million US dollars (2006: 3,286 million US dollars). This is equivalent to 2,529 million euros (2006: 2,495 million euros)

» We do not anticipate any material negative effects on equity in the annual financial statements of Ecolab Inc. which go beyond the trends seen in the Q3 financial statements for 2007; these have already been recognized in the consolidated financial statements.

» At December 31, 2006, Ecolab Inc. reported assets of 4.4 billion US dollars, liabilities of 2.7 billion US dollars, sales of 4.9 billion US dollars and net earnings of 0.4 billion US dollars for fiscal 2006

(56) Auditors' fees and services

The fees charged for the services of the auditors KPMG in the 2006 and 2007 fiscal years were as follows:

TYPE OF FEE

in million euros	2006	**2007**
Audit (including outlays)	8.0	8.1
Audit-related services	0.4	0.2
Tax advisory services	0.0	0.1
Other services	0.2	0.1
Total	**8.6**	**8.5**

Audit fees comprise the total fees (including outlays) paid or payable to the KPMG organization in respect of the audit of the Group accounts and reporting thereon, and the audit of the individual company financial statements of Henkel KGaA and its affiliated companies as required by law.

Fees for audit-related services comprise fees for audits in connection with information risk management and audits of compliance with contractual terms and conditions.

Tax advisory services include fees for tax advice relating to employees of Henkel KGaA who live outside Germany and for employees of Henkel sent from Germany to work in Group companies outside Germany (International Executive Services) and for performing tax compliance work for affiliated companies outside Germany.

Other services comprise fees for agreed-upon procedures and support for process improvement activities.

(57) Events after the balance sheet date

In keeping with our strategy to focus on our core businesses, on January 11, 2008, we sold our industrial water treatment business to BK Giulini, Ludwigshafen, Germany, a subsidiary of Israel Chemicals Ltd. (ICL). This operation, a marginal activity assigned to the Adhesives Technologies business sector, generated sales of 52 million euros in fiscal 2006.

In mid January 2008, we informed our employees in Avon, Ohio, USA, that we had reached an agreement with Innovative Brands, a subsidiary of Najafi Companies, on the sale of the brands Duck, Painter's Mate Green and Easy Liner from our Consumer Adhesives business in North America. Closure of the transaction is pending, subject to antitrust approval.

Recommendation for the Approval of the Annual Financial Statements and the Appropriation of the Profit of Henkel KGaA

It is proposed that the annual financial statements of Henkel KGaA be approved as presented and that the unappropriated profit of 444,192,003.61 euros for the year ended December 31, 2007 be applied as follows:

a) Payment of a dividend of 0.51 euros per ordinary share on 259,795,875 shares	= 132,495,896.25 euros
b) Payment of a dividend of 0.53 euros per preferred share on 178,162,875 shares	= 94,426,323.75 euros
c) Carry-forward of the remaining amount of to the following year (retained earnings)	217,269,783.61 euros
	444,192,003.61 euros

Shares held as treasury stock are not entitled to dividend. The amount in unappropriated profit which relates to the treasury stock held by the corporation at the date of the Annual General Meeting is carried forward to the following year.

Düsseldorf, January 31, 2008

Personally Liable Managing
Partner of Henkel KGaA

Prof. Dr. Ulrich Lehner
(Chairman of the Management Board)

Annual Financial Statements of Henkel KGaA (summarized)[1]

STATEMENT OF INCOME

in million euros	2006	2007
Sales	**2,911**	**3,132**
Cost of sales	–1,956	–2,135
Gross profit	**955**	**997**
Selling, research and administrative expenses	–1,183	–1,233
Other income (net of other expenses)	296	373
Operating profit	**68**	**137**
Financial result	**294**	**440**
Profit on ordinary activities	**362**	**577**
Change in special accounts with reserve element	23	19
Earnings before tax	**385**	**596**
Taxes on income	–22	–13
Net earnings	**363**	**583**
Profit brought forward	3	152
Transfer to retained earnings	–3	–291
Unappropriated profit[2]	**363**	**444**

BALANCE SHEET

in million euros	2006	2007
Intangible assets and property, plant and equipment	671	687
Financial assets	8,047	7,681
Non-current assets	**8,718**	**8,368**
Inventories	214	210
Receivables and miscellaneous assets/Deferred charges	3,454	2,719
Marketable securities	129	119
Liquid funds	9	919
Current assets	**3,806**	**3,967**
Total assets	**12,524**	**12,335**
Shareholders' equity	**3,956**	**4,328**
Special accounts with reserve element	241	227
Provisions	2,425	2,513
Liabilities	5,902	5,267
Total equity and liabilities	**12,524**	**12,335**

[1] the full financial statements of Henkel KGaA with the auditors' unqualified opinion are filed with the commercial register; copies can be obtained from Henkel KGaA on request; the financial statements are based on the German Commercial Code (HGB)

[2] statement of income figures are rounded; unappropriated profit: 363,679,361.44 euros for 2006 and 444,192,003.61 euros for 2007

Statement by the Management Board

The personally liable managing partner of Henkel KGaA is responsible for the preparation of the annual financial statements, the consolidated financial statements and the management reports of Henkel KGaA and the Group. The annual financial statements, the consolidated financial statements and the management reports have been unanimously approved by the members of the Management Board.

The consolidated financial statements have been prepared on the basis of International Financing Reporting Standards (IFRS) as adopted by the European Union.

The Management Board has taken steps to ensure the integrity of the reporting process and compliance with the relevant legal regulations by establishing effective internal control systems at the companies which are included in the consolidated financial statements. Appropriate training is provided to make sure that the employees responsible are suitably qualified to meet the required standards. Staff training is centered around the corporation's mission statement and principles and strategies developed within the corporation. Compliance with these principles is continually monitored by the Management Board. Compliance with regulations and the reliability and functional efficiency of the control systems are kept under constant review across the Group by the Internal Audit department.

These measures, coupled with reporting procedures based on standard guidelines throughout the Group, ensure that the financial records properly reflect all business transactions. They also enable the Management Board to recognize changes in business circumstances and the ensuing risks to assets and financial arrangements as they occur.

The risk management systems in place for Henkel KGaA and the Henkel Group ensure, in accordance with the requirements of company law, that any developments which could endanger the future of Henkel KGaA or of the Henkel Group are recognized in good time and that appropriate measures can be taken where necessary. They also provide the foundation for the accuracy of information disclosed in the consolidated financial statements and Group management report and in the individual company financial statements incorporated therein.

The Management Board is committed to delivering a steady increase in shareholder value. The Group is managed on principles of sustainable development in the interests of shareholders and in full awareness of its responsibility toward employees, society and the environment in every country in which Henkel operates.

As required by §161 of the German Joint Stock Corporation Act (AktG), the Management Board, the Supervisory Board and the Shareholders' Committee have approved a joint declaration of compliance with the recommendations of the German Corporate Governance Code.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft in accordance with a resolution adopted by shareholders at the Annual General Meeting and as instructed by the Supervisory Board, has audited the annual financial statements, the consolidated financial statements and the related management reports. The auditors' report on the consolidated financial statements and the Group management report is reproduced on page 124. The annual financial statements, the consolidated financial statements, the management reports for Henkel KGaA and the Group and the audit reports will be discussed in detail, with the auditors present, at a meeting of the Supervisory Board held for that purpose.

Düsseldorf, January 31, 2008

The Management Board of Henkel KGaA

Auditors' Report

We have audited the consolidated financial statements prepared by Henkel Kommanditgesellschaft auf Aktien (Henkel KGaA) – comprising the balance sheet and the related statements of income, recognized income and expense and cash flows, and the notes to the consolidated financial statements, together with the Group management report for the business year from January 1, 2007 to December 31, 2007. The preparation of the consolidated financial statements and the Group management report in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the additional requirements of German commercial law pursuant to §315a(1) HGB (German Commercial Code) are the responsibility of the legal representative of the Company. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with §317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements prepared in accordance with the applicable financial reporting framework, and in the Group management report, are detected with reasonable assurance. Knowledge of the business activities and of the economic and legal environment in which the Henkel Group operates and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in the consolidated financial statements, the determination of the entities to be included in the consolidation, the accounting and consolidation principles used and significant estimates made by the Company's legal representative, as well as evaluating the overall presentation of the consolidated financial statements and Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS as adopted by the European Union and the additional requirements of German commercial law pursuant to §315a(1) HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks associated with the Group's future development.

Düsseldorf, January 31, 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Thomas Sauter	Michael Gewehr
Wirtschaftsprüfer	Wirtschaftsprüfer

Corporate Management of Henkel KGaA

Boards/memberships as defined by §125 (1) sentence 3 of the German Stock Joint Corporation Act (AktG) as at January 2008

SUPERVISORY BOARD

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Dipl.-Ing. Albrecht Woeste Chairman, Private Investor, Düsseldorf Born in 1935 Member since June 27, 1988		
Winfried Zander[1)] Vice-Chairman, Chairman of the Works Council of Henkel KGaA, Düsseldorf Born in 1954 Member since May 17, 1993		
Dr. Friderike Bagel Attorney at Law/Tax Consultant, Düsseldorf Born in 1971 Member since April 18, 2005		
Engelbert Bäßler[1)] Member of the Works Council of Henkel KGaA, Düsseldorf Born in 1951 Member since March 1, 2005		
Hans Dietrichs[1)] Chairman of the Works Council of Henkel KGaA, Genthin Born in 1943 Member since May 4, 1998		
Bernd Hinz[1)] Vice-Chairman of the Works Council of Henkel KGaA, Düsseldorf Born in 1951 Member since May 4, 1998		
Thomas Manchot Private Investor, Düsseldorf Born in 1965 Member since April 10, 2006		
Prof. Dr. Dr. h.c. mult. Heribert Meffert Former Director of the Institute of Marketing, University of Münster Born in 1937 Member since May 4, 1998	BASF Coatings AG, Kaufhof Warenhaus AG	UNIPLAN International GmbH & Co. KG
Andrea Pichottka[1)] Secretariat of the General Executive of IG Bergbau, Chemie, Energie, responsible for research/technology, women/equal opportunities, employees, advertising Hannover Born in 1959 Member since October 26, 2004	Siltronic AG	

[1)] Employee Representative

SUPERVISORY BOARD

(continued)	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber Former Federal Minister for Research and Technology, Frankfurt/Main Born in 1935 Member since May 4, 1998	Evotec AG (Chairman), Kabel Deutschland GmbH (Chairman), VfW AG (Vice-Chairman)	HBM BioVentures AG, Switzerland, Heidelberg Innovation BioScience, Venture II GmbH & Co. KG
Konstantin von Unger Founding Partner Blue Corporate Finance, London Born in 1966 Member since April 10, 2006		Ten Lifestyle Management Ltd., UK
Michael Vassiliadis[1] Member of the Executive Committee of IG Bergbau, Chemie, Energie, Hannover Born in 1964 Member since May 4, 1998	BASF AG, Evonik STEAG GmbH (Vice-Chairman), K + S AG (Vice-Chairman), K + S Kali GmbH (Vice-Chairman)	
Bernhard Walter Former Chairman of Dresdner Bank AG, Frankfurt/Main Born in 1942 Member since May 4, 1998	Bilfinger Berger AG (Chairman), Daimler AG, Deutsche Telekom AG, Staatliche Porzellan-Manufaktur Meissen GmbH (Vice-Chairman), Wintershall AG, Wintershall Holding AG (Vice-Chairman)	
Werner Wenning Chairman of the Executive Board of Bayer AG, Leverkusen Born in 1946 Member since April 14, 2003	Evonik Industries AG, Bayer Group mandate: Bayer Schering Pharma AG	
Dr. Anneliese Wilsch-Irrgang[1] Chemist, Düsseldorf Representative of the Senior Staff of Henkel KGaA Born in 1958 Member since May 4, 1998		
Rolf Zimmermann[1] Member of the Works Council of Henkel KGaA, Düsseldorf Born in 1953 Member from October 9, 2002		

[1] Employee Representative

SUBCOMMITTEES OF THE SUPERVISORY BOARD

	Functions	Members
Nomination Committee	The Nomination Committee prepares the resolutions of the Supervisory Board on election proposals to be presented to the Annual General Meeting on the election of members to the Supervisory Board (shareholder representatives).	Dipl.-Ing. Albrecht Woeste, Chairman Dr. Friderike Bagel Bernhard Walter

SHAREHOLDERS' COMMITTEE

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Dipl.-Ing. Albrecht Woeste Chairman, Private Investor, Düsseldorf Born in 1935 Member since June 14, 1976		
Stefan Hamelmann Vice-Chairman Private Investor, Düsseldorf Born in 1963 Member since May 3, 1999		Ecolab Inc., USA
Dr. h.c. Christoph Henkel Vice-Chairman Managing Partner Canyon Equity LLC, San Francisco Born in 1958 Member since May 27, 1991		
Dr. Paul Achleitner Member of the Board of Allianz SE, Munich Born in 1956 Member since April 30, 2001	Bayer AG, RWE AG, Allianz Group mandates: Allianz Deutschland AG, Allianz Global Investors AG, Allianz Lebensversicherungs AG	Allianz Group mandates: Allianz Elementar Versicherungs-AG, Austria (Chairman), Allianz Elementar Lebensversicherungs-AG, Austria (Chairman)
Dr. Simone Bagel-Trah Private Investor, Düsseldorf Born in 1969 Member since April 18, 2005		
Dr. h.c. Ulrich Hartmann Chairman of the Supervisory Board of E.ON AG, Düsseldorf Born in 1938 Member since May 4, 1998	Deutsche Bank AG, Deutsche Lufthansa AG, E.ON AG (Chairman), IKB Deutsche Industriebank AG (Chairman), Münchener Rückversicherungs-Gesellschaft AG	
Burkhard Schmidt (until June 29, 2007) Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG, Hamburg Born in 1960 Member since June 23, 1999	Druck- und Verlagshaus Gruner + Jahr AG	
Konstantin von Unger Founding Partner Blue Corporate Finance, London Born in 1966 Member since April 14, 2003		Ten Lifestyle Management Ltd., UK
Karel Vuursteen Former Chairman of the Executive Board of Heineken N.V., Amsterdam Born in 1941 Member since May 6, 2002		Akzo Nobel nv, Netherlands, Heineken Holding N.V., Netherlands, ING Groep nv, Netherlands, Tom Tom N.V., Netherlands
Dr. Hans-Dietrich Winkhaus Former President and Chief Executive Officer of Henkel KGaA Düsseldorf Born in 1937 Member since May 8, 2000	BMW AG, Deutsche Lufthansa AG, Ergo Versicherungsgruppe AG	

SUBCOMMITTEES OF THE SHAREHOLDERS' COMMITTEE

	Functions	Members
Finance Subcommittee	The Finance Subcommittee deals principally with financial matters, accounting issues including the statutory year-end audit, taxation and accounting policy, internal auditing and risk management in the corporation.	Dr. h.c. Christoph Henkel, Chairman Stefan Hamelmann, Vice-Chairman Dr. Paul Achleitner Burkhard Schmidt (until June 29, 2007) Dr. Hans-Dietrich Winkhaus
Human Resources Subcommittee	The Human Resources Subcommittee deals principally with preparatory personnel matters concerning members of the Management Board, issues relating to the human resources strategy and with remuneration.	Dipl.-Ing. Albrecht Woeste, Chairman Konstantin von Unger, Vice-Chairman Dr. Simone Bagel-Trah Dr. h.c. Ulrich Hartmann Karel Vuursteen

MANAGEMENT BOARD

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Prof. Dr. Ulrich Lehner[1] Chairman Born in 1946 Member since April 1, 1995	E.ON AG, HSBC Trinkaus & Burkhardt AG, Porsche Automobil Holding SE, Dr. Ing. h.c. Porsche AG, ThyssenKrupp AG	Novartis AG, Switzerland
Dr. Jochen Krautter[1] (until June 30, 2007) Technologies Born in 1942 Member since June 15, 1992	BASF Coatings AG	
Kasper Rorsted Vice-Chairman Human Resources/ Infrastructure Services Born in 1962 Member since April 1, 2005		Cable & Wireless, Plc., UK, Ecolab Inc., USA, Henkel of America Inc., USA, Henkel Central Eastern Europe GmbH, Austria (Chairman), Henkel Norden AB, Sweden
Alois Linder Adhesives Technologies Born in 1947 Member since January 1, 2002		Henkel Corp., USA (Chairman)
Dr. Friedrich Stara Laundry & Home Care Born in 1949 Member since July 1, 2005		The Dial Corp., USA (Chairman), Wiener Städtische Allgemeine Versicherung AG, Austria
Dr. Lothar Steinebach Finance/Purchasing/ IT/Law Born in 1948 Member since July 1, 2003		Ashwa Technologies Ltd., Saudi Arabia, Henkel Adhesives Middle East E.C., Bahrain, Henkel (China) Investment Co. Ltd., China, Henkel & Cie AG, Switzerland, Henkel Central Eastern Europe GmbH, Austria, Henkel Consumer Goods Inc., USA (Chairman), Henkel Ltd., UK, Henkel of America Inc., USA (Chairman), Henkel Technologies Egypt SAE, Egypt, Saudi Arabian Adhesives Factory Co., Saudi Arabia, Türk Henkel Kimya Sanayi ve Ticaret AS, Turkey (Chairman)
Hans Van Bylen Cosmetics/Toiletries Born in 1961 Member since July 1, 2005		Ecolab Inc., USA, Henkel Belgium N.V., Belgium, Henkel Nederland B.V., Netherlands

[1] Personally Liable Managing Partner

CORPORATE SENIOR VICE PRESIDENTS

Jan-Dirk Auris
Adhesives Technologies
Asia-Pacific

Dr. Ramón Bacardit
Adhesives Technologies
Research

Alain Bauwens
SBU Home Care Global
Laundry & Home Care Region
MENA/Asia-Pacific/Central
America

Wolfgang Beynio
Finance/Controlling

Dr. Andreas Bruns
Infrastructure Services

Pierre Brusselmans
Corporate Development

Brad Casper
Dial Corporation North America

Julian Colquitt
Adhesives Technologies
North America

Bertrand Conquéret
Global Purchasing

Jean Fayolle
Packaging & Construction
Adhesives

Dr. Attilio Gatti
Technologies Marketing &
Product Development

Dr. Wolfgang Gawrisch
Research/Technology

Enric Holzbacher
SBU Consumer & Craftsmen
Adhesives/Building Adhesives
Adhesives Technologies Region
Western Europe/Central
Eastern Europe/MEA

Dirk-Stephan Koedijk
Chief Compliance Officer
(from Dec. 1, 2007)
Human Resources
(until Jan. 31, 2008)

Norbert Koll
Cosmetics/Toiletries Region
Central Eastern Europe/CIS/
Asia-Pacific

Libor Kotlik
Adhesives Technologies Supply
Chain & Operations

Thomas Gerd Kühn
Law

Andreas Lange
Laundry & Home Care Region
Western Europe

Tina Müller
SBU Hair, Skin & Oral Care

Dr. Thomas Müller-Kirschbaum
Laundry & Home Care R&D/
Technology/Supply Chain

Stefan Sudhoff
SBU Body Care
Cosmetics/Toiletries Region
Southern, Western Europe/
North and Latin America

Günter Thumser
Henkel Central Eastern Europe

Christian-André Weinberger
SBU Laundry Care Global

Dr. Juliane Wiemerslage
Human Resources
(from Feb. 1, 2008)

Dr. Peter Wroblowski
Information Technology

At January 1, 2008

MANAGEMENT CIRCLE I WORLDWIDE

Giacomo Archi
Faruk Arig

Georg Baratta-Dragono
Harald Bellm
Francisco Beltran
Paul Berry
Cedric Berthod
Amy Bloebaum
Dr. Joachim Bolz
Oriol Bonaclocha
Robert Bossuyt
Ingo Brauckmann
Hanno Brenningmeyer
Daniel Brogan
Beat Buser
Sergej Bykovskikh

Marco Cassoli
Dundar Ciftcioglu
Jürgen Convent
Susanne Cornelius

Paul de Bruecker
Ivan de Jonghe
Hermann Deitzer
Serge Delobel
Dr. Alexander Ditze
Eric Dumez

Wolfgang Eichstaedt
Dr. Horst Eierdanz
Ashraf El Afifi
Steven Essick
Charles Evans

Dr. Norbert Fedtke
Thomas Feldbrügge
Dr. Peter Florenz
Dr. Thomas Foerster
Timm Rainer Fries

Holger Gerdes
Roberto Gianetti
Dr. Karl W. Gladt
Ralf Grauel
Bartholomew Griffin
Peter Günther

Rainer M. Haertel
Andreas Haupt
Ludger Hazelaar
Fridtjof Helemann
Michael Hillman
Georg Hoebenstreit
Dr. Alois Hoeger
Jos Hubin
Dr. Stefan Huchler
Dr. Hans-Georg Hundeck

Dr. Jochen Jacobs
Dr. Joachim Jäckle
Dr. Regina Jäger

John Kahl
Patrick Kaminski
Peter Kardorff
Klaus Keutmann
Dr. Wolfgang Klauck
Carsten Knobel
John Knudson
Nurierdem Kocak
Dr. Harald Köster
Peter Kohl
Dr. Werner Krieger
Dr. Marcus Kuhnert

Luis Carlos Lacorte
Tom Linckens
Oliver Luckenbach

Dr. Carlo Mackrodt
Dr. Klaus Marten
Lutz Mehlhorn
Kathrin Menges
David Minshaw
Dr. Clemens Mittelviefhaus
Scott Moffitt
Juan Morcego
Georg Müller
Dr. Heinrich Müller
Rolf Münch
Julio Munoz-Kampff
Liam Murphy

Christoph Neufeldt
Helmut Nuhn

Joseph O'Brien
Michael Olosky
Carlos Eduardo Orozco
Dr. Uwe Over

Campbell Peacock
Jerry Perkins
Thomas Perlitz
Bruno Piacenza
Jeffrey Piccolomini
Arnd Picker
Michael Prange
Dr. Wolfgang Preuß
Ernst Primosch
Dr. Volker Puchta

Michael Rauch
William Read
Dr. Michael Reuter
Robert Risse
Gabriele Rusconi

Jean Baptiste Santoul
Anavangot Satishkumar
Wolfgang Schäufele
Ingo Schier
Rolf Schlue
Dr. Matthias Schmidt
Dr. Berthold Schreck
Dr. Hans-Willi Schroiff
Jens-Martin Schwärzler
Dr. Johann Seif
Brian Shook
Dr. Simone Siebeke
Bart Steenken
Dr. Walter Sterzel
Marco Swoboda

Dr. Boris Tasche
Richard Theiler
John Tierney
Mitchell Tinnan
Greg Tipsord
Thomas Tönnesmann
Patrick Trippel
Rainer Tschersig
Christian Twehues

Robert Uytdewillegen

Tracy Van Bibber
Amelie Vidal-Simi
Dr. Vincenzo Vitelli
Ramon Viver
Dr. Rainer Vogel
Dr. Dirk Vollmerhaus
Paul Voordeckers

Kim Walker
Andreas Welsch
Dr. Jürgen Wichelhaus
Dr. Hans-Christof Wilk
Dr. Rudolf Wittgen

At January 1, 2008

Responsibility Statement

To the best of my knowledge, and in accordance with the applicable accounting principles for financial reporting, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Düsseldorf, January 31, 2008

Prof. Dr. Ulrich Lehner
Personally Liable Managing Partner and
Chairman of the Management Board of
Henkel KGaA

Financial Highlights by Quarter

in million euros		1st quarter		2nd quarter		3rd quarter		4th quarter	
		2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**
Sales									
Laundry & Home Care		1,009	1,069	1,026	1,024	1,050	1,053	1,032	1,002
Cosmetics/Toiletries		642	704	746	769	742	768	734	731
Adhesives Technologies		1,335	1,406	1,397	1,440	1,408	1,474	1,370	1,391
Corporate		62	58	61	60	60	63	66	62
Henkel Group		**3,048**	**3,237**	**3,230**	**3,293**	**3,260**	**3,358**	**3,202**	**3,186**
EBIT									
Laundry & Home Care		114	117	108	111	125	126	102	105
Cosmetics/Toiletries		74	82	95	98	89	95	101	97
Adhesives Technologies		134	149	187	162	139	164	119	146
Corporate		–27	–25	–31	–32	–32	–26	1	–25
Henkel Group		**295**	**323**	**359**	**339**	**321**	**359**	**323**	**323**
Exceptional gains		–16	–	–41	–8	–	–	–43	–
Exceptional charges		–	–	–	–	–	–	–	–
Restructuring charges		5	9	6	14	19	9	38	2
Adjusted EBIT		**284**	**332**	**324**	**345**	**340**	**368**	**318**	**325**
Earnings before tax		**261**	**293**	**332**	**326**	**298**	**337**	**285**	**294**
Net earnings		**185**	**210**	**248**	**239**	**217**	**245**	**221**	**247**
Earnings per preferred share[1]	**in euros**	**0.42**	**0.48**	**0.57**	**0.54**	**0.49**	**0.55**	**0.51**	**0.57**
Adjusted earnings per preferred share	**in euros**	**0.40**	**0.50**	**0.51**	**0.56**	**0.52**	**0.58**	**0.50**	**0.57**

[1] basis: share split (1:3) of June 18, 2007

Ten-Year Summary

in million euros	1998	1999	2000	2001	2002	2003	2004	2004[17]	2005	2006	**2007**
Sales	10,909	11,361	12,779	9,410[4]	9,656	9,436	10,592	10,592	11,974	12,740	13,074
Operating profit (EBIT)	791	857	950	602[4]	666	706	800[16]	996	1,162	1,298	1,344
Earnings before tax	644	692	816	734[6]	664	768	808[16]	1,007	1,042	1,176	1,250
Net earnings	372	404	505	476[5]	431	530[10]	551[16]	748	770	871	941
Earnings after minority interests	336	364	468	437[6]	435	519[11]	550[16]	747	757	855	921
Earnings per preferred share (EPS)[1]	0.78	0.84	1.08	1.17[7]	1.02	1.22[12]	1.29[16]	1.75	1.77	1.99	2.14
Total assets	9,130	9,856	11,382	9,365	8,513	9,362	13,138	13,287	13,944	13,346	13,048
Non-current assets	5,164	5,504	6,295	5,490	4,927	4,723	7,400	7,989	9,065	8,664	7,931
Current assets (including deferred tax assets)	3,966	4,352	5,087	3,875	3,586	4,639	5,738	5,248	4,879	4,682	5,117[18]
Debt	6,301	6,618	7,882	5,761	5,150	5,976	8,937	8,941	8,545	7,799	7,342
Shareholders' equity	2,829	3,238	3,500	3,604	3,363	3,386	4,201	4,346	5,399	5,547	5,706
as % of total assets	31.0	32.9	30.8	38.5	39.5	36.2	32.0	32.7	38.7	41.6	43.7
Net return on sales %[2]	3.4	3.6	4.0	3.6[9]	4.5	5.6[13]	5.12[16]	7.06	6.43	6.84	7.20
Return on equity %[3]	13.1	14.3	15.6	13.6[6]	12.0	15.8[14]	16.1[16]	17.2	17.7	16.1	17.0
Dividend per ordinary share in euros	0.26	0.29	0.35	0.35	0.35	0.38	0.41	0.41	0.43	0.48	0.51[8]
Dividend per preferred share in euros	0.28	0.31	0.37	0.37	0.37	0.40	0.43	0.43	0.45	0.50	0.53[8]
Total dividends	119	131	157	156	156	167	185	185	193	214	227[8]
Capital expenditures (including financial assets)	979	746	1,359	664[4]	484	580[15]	4,628	4,678	1,119	897	548
Investment ratio as % of sales	9.0	6.6	10.6	5.3	5.1	6.1	43.7	43.7	9.3	7.0	4.2
Research and development costs	250	279	320	255[5]	259	257	272	272	324	340	350
Number of employees (annual average)	56,291	56,620	60,475	47,362[4]	47,203	48,328	49,947	49,947	51,724	51,716	52,303
Germany	15,257	15,065	15,408	11,121[4]	10,944	10,767	10,488	10,488	10,264	9,995	9,899
Abroad	41,034	41,555	45,067	36,241[4]	36,259	37,561	39,459	39,459	41,460	41,721	42,404

[1] basis: share split (1:3) of June 18, 2007
[2] net earnings / sales
[3] net earnings / shareholders' equity at the start of the year
[4] continuing businesses
[5] 541 million euros including net gain from exceptional items
[6] before exceptional items
[7] after the sale of Cognis and Henkel-Ecolab: 1.02 euros
[8] proposed
[9] net earnings / sales of 13,060 million euros
[10] net earnings excluding Clorox share buy-back: 500 million euros
[11] earnings after minority interests excluding Clorox share buy-back: 489 million euros
[12] before exceptional items in 2003: sale of participation in Wella, Extended Restructuring measures and Clorox share buy-back: 1.16 euros
[13] net return on sales excluding Clorox share buy-back: 5.3 percent
[14] return on equity excluding Clorox share buy-back: 14.9 percent
[15] excluding Wella proceeds of 280 million euros
[16] before exceptional items
[17] restated and comparable
[18] including deferred taxes

Credits

Published by:
Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211/7 97-0

Edited by:
Corporate Communications, Investor Relations

English Translation: Jeannette Jennings, Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel, Andreas Fechner, Wilfried Wolter
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

PR. No.: 208 10.000
ISSN: 07244738
ISBN: 978-3-923324-57-6

Calendar

Annual General Meeting of Henkel KGaA 2008:
Monday, April 14, 2008

Publication of Report for the First Quarter 2008:
Wednesday, May 7, 2008

Publication of Report for the Second Quarter 2008:
Wednesday, August 6, 2008

Publication of Report for the Third Quarter 2008:
Wednesday, November 6, 2008

Fall Press and Analysts' Conference 2008:
Wednesday, November 6, 2008

Press Conference for Fiscal 2008 and Analysts' Conference 2009:
Wednesday, February 25, 2009

Annual General Meeting of Henkel KGaA 2009:
Monday, April 20, 2009

Up-to-date facts and figures on Henkel also available on the internet: www.henkel.com

THE GLOBAL COMPACT

Responsible Care

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. GFA-COC-001502
© 1996 Forest Stewardship Council
FSC

The FSC logo identifies products which contain wood from well managed forests certified in accordance with the rules of the Forest Stewardship Council. This annual report was printed on Galaxi Keramik FSC from Zanders.

This publication was printed on paper from pulp bleached without chlorine and bound with Purmelt MicroEmission and Sanicare for the highest standards in occupational health and safety. The cover is protected by a film of Adhesin laminating adhesive. All product names are registered trademarks of Henkel KGaA, Düsseldorf, Germany, its affiliated companies or its collaboration partners.

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Henkel

A Brand like a Friend

Invitation to the Annual General Meeting of Henkel KGaA, Düsseldorf, Germany

Henkel

A Brand like a Friend

Invitation to the Annual General Meeting

Henkel Kommanditgesellschaft auf Aktien, Düsseldorf

Securities ID Numbers:
Ordinary shares 604 840
Preferred shares 604 843

International Securities ID Numbers:
Ordinary shares DE 0006048408
Preferred shares DE 0006048432

The shareholders of our Corporation are hereby invited to attend the
Annual General Meeting
on
Monday, April 14, 2008, 10.00 a.m.,
to be held in the
Congress Center Düsseldorf,
CCD-Stadthalle entrance,
Rotterdamer Strasse 141,
40474 Düsseldorf, Germany

Admission from 8.30 a.m.

This English text is a translation for information only. The original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 27, 2007, is the only authoritative version.

Agenda

1. Presentation of the Annual Financial Statements and the Consolidated Financial Statements as endorsed by the Supervisory Board, and of the Management Reports of Henkel KGaA and of the Group, the Report of the Supervisory Board and the Corporate Governance Report for the year ended December 31, 2007. Resolution to approve the Annual Financial Statements of Henkel KGaA for the year ended December 31, 2007.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements stating an unappropriated profit of 444,192,003.61 euros, be approved as presented.

2. Resolution for the appropriation of profit

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of 444,192,003.61 euros for the year ended December 31, 2007, be applied as follows:

a) Payment of a dividend of 0.51 euros per ordinary share (259,795,875 shares)	= 132,495,896.25 euros
b) Payment of a dividend of 0.53 euros per preferred share (178,162,875 shares)	= 94,426,323.75 euros
c) Carry forward of remainder to a new account (profit carry-forward)	217,269,783.61 euros
	= 444,192,003.61 euros

Treasury stocks are not entitled to dividend. The amount in unappropriated profit which relates to the shares held by the Corporation at the date of the Annual General Meeting is carried forward to a new account.

3. Resolution to approve and ratify the actions of the Management Board

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Management Board in office in 2007 be approved and ratified for that financial year.

4. Resolution to approve and ratify the actions of the Supervisory Board

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board in office in 2007 be approved and ratified for that financial year.

5. Resolution to approve and ratify the actions of the Shareholders' Committee

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee in office in 2007 be approved and ratified for that financial year.

6. Appointment of auditors of the annual financial statements and the consolidated financial statements for fiscal 2008

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, Germany, be appointed auditors for the Annual Financial Statements and for the Consolidated Financial Statements for the fiscal year 2008.

7. Elections to the Supervisory Board

In accordance with Article 12 (2) of the Articles of Association, the term of office of the Supervisory Board expires with the close of this year's Annual General Meeting, necessitating new elections.

In accordance with §96 (1) and §101 (1) of the German Stock Corporation Act (AktG) in conjunction with §7 (1) sentence 1 No. 2 of the Co-Determination Act 1976 and

Article 12 (1) of the Articles of Association, the Supervisory Board comprises eight members representing the shareholders and eight members representing the employees. The members of the Supervisory Board representing the shareholders are to be elected by the Annual General Meeting; the Annual General Meeting is not bound to adopt candidates proposed.

The Supervisory Board proposes the following candidates:

a) **Dr. Friderike Bagel**
Attorney at Law/Tax Adviser, Düsseldorf, Germany
No memberships of statutory German supervisory boards or comparable domestic or foreign supervisory bodies

b) **Dr. Simone Bagel-Trah**
Private Investor, Düsseldorf, Germany
Memberships of statutory German supervisory boards:
Henkel Management AG

c) **Dr. sc. nat. Michael Kaschke**
Member of the Managing Board of Carl Zeiss AG, Oberkochen, Germany
Memberships of statutory German supervisory boards:
Siltronic AG

Carl Zeiss Group mandate:
Carl Zeiss Meditec AG (Chair)

d) **Thomas Manchot**
Private Investor, Düsseldorf, Germany
No memberships of statutory German supervisory boards or comparable domestic or foreign supervisory bodies

e) **Thierry Paternot**
Operating Partner, Duke Street Capital, Paris, France
Memberships of domestic or foreign supervisory bodies comparable with a statutory German supervisory board:
S.G.D. (Chair), France

f) **Konstantin von Unger**
Founding Partner, Blue Corporate Finance, London, UK
Memberships of domestic or foreign supervisory bodies comparable with a statutory German supervisory board:
Ten Lifestyle Management Ltd., Great Britain

g) **Bernhard Walter**
Former Chairman of the Management Board of Dresdner Bank AG, Frankfurt/Main, Germany
Memberships of statutory German supervisory boards:
Bilfinger Berger AG (Chair),
Daimler AG,
Deutsche Telekom AG,
Staatliche Porzellan-Manufaktur Meissen GmbH (Vice-Chair),
Wintershall AG,
Wintershall Holding AG (Vice-Chair)

h) **Dipl.-Ing. Albrecht Woeste**
Private Investor, Düsseldorf, Germany
Memberships of statutory German supervisory boards:
Henkel Management AG

as members of the Supervisory Board representing the shareholders for a term of office of four years commencing with the close of the present Annual General Meeting and ending on expiry of the Annual General Meeting approving and ratifying the actions of the Supervisory Board with respect to fiscal 2011.

The elections shall be conducted on an individual basis. Dr. Simone Bagel-Trah and Messrs. Dr. Michael Kaschke and Thierry Paternot are being proposed as new members. The other proposed candidates already belong to the Supervisory Board and are being proposed for reelection. In the event of his election to the Supervisory Board, Albrecht Woeste is also proposed as a candidate for the Chair of the Supervisory Board.

The results of the election conducted in accordance with the Co-Determination Act appointing Supervisory Board members representing the employees was published in the electronic version of the Federal Gazette dated January 17, 2008.

8. Elections to the Shareholders' Committee

As prescribed in Article 28 (1) of the Articles of Association, the term of office of the Shareholders' Committee expires with the end of this year's Annual General Meeting, hence necessitating new elections.

The Shareholders' Committee and the Supervisory Board propose the following candidates:

a) **Dr. Paul Achleitner**
Member of the Management Board of Allianz SE, Munich, Germany
Memberships of statutory German supervisory boards:
Bayer AG,
RWE AG

Allianz Group mandates:
Allianz Deutschland AG,
Allianz Global Investors AG,
Allianz Lebensversicherungs AG

Memberships of domestic or foreign supervisory bodies *comparable with a statutory German supervisory board:*
Allianz Group mandates:
Allianz Elementar Versicherungs-AG, Austria (Chair)
Allianz Elementar Lebensversicherungs-AG, Austria (Chair)

b) **Dr. Simone Bagel-Trah**
Private Investor, Düsseldorf, Germany
Memberships of statutory German supervisory boards:
Henkel Management AG

c) **Stefan Hamelmann**
Private Investor, Düsseldorf, Germany
Memberships of domestic or foreign supervisory bodies *comparable with a statutory German supervisory board:*
Ecolab Inc., USA

d) **Dr. h.c. Ulrich Hartmann**
Former Chairman of the Management Board of E.ON AG, Düsseldorf, Germany
Memberships of statutory German supervisory boards:
Deutsche Bank AG,
Deutsche Lufthansa AG,
E.ON AG (Chair),
IKB Deutsche Industriebank AG (Chair),
Münchener Rückversicherungs-Gesellschaft AG

e) **Dr. h.c. Christoph Henkel**
Private Investor, London, UK
No memberships of statutory German supervisory boards or comparable domestic or foreign supervisory bodies

f) **Prof. Dr. Ulrich Lehner**
Personally Liable Partner and Chairman of the Management Board of Henkel KGaA, Düsseldorf, Germany
Memberships of statutory German supervisory boards:
E.ON AG,
HSBC Trinkaus & Burkhardt AG,
Porsche Automobil Holding SE,
Dr. Ing. h.c. Porsche AG,
ThyssenKrupp AG

Henkel Group:
Henkel Management AG

Memberships of domestic or foreign supervisory bodies *comparable with a statutory German supervisory board:*
Novartis AG, Switzerland

g) **Konstantin von Unger**
Founding Partner, Blue Corporate Finance, London, UK
Memberships of domestic or foreign supervisory bodies *comparable with a statutory German supervisory board:*
Ten Lifestyle Management Ltd., UK

h) **Karel Vuursteen**
Former Chairman of the Management Board of Heineken N.V., Amsterdam, Netherlands
Memberships of domestic or foreign supervisory bodies *comparable with a statutory German supervisory board:*
Akzo Nobel nv, Netherlands,
Heineken Holding N.V., Netherlands,
ING Groep nv, Netherlands,
Tom Tom NV, Netherlands

i) **Werner Wenning**
Chairman of the Management Board of Bayer AG, Leverkusen, Germany
Memberships of statutory German supervisory boards:
Evonik Industries AG

Bayer Group mandates:
Bayer Schering Pharma AG

j) **Dipl.-Ing. Albrecht Woeste**
Private Investor, Düsseldorf, Germany
Memberships of statutory German supervisory boards:
Henkel Management AG

as members of the Shareholders' Committee for a term of office of four years commencing with the close of the present Annual General Meeting and ending on expiry of the Annual General Meeting approving and ratifying the actions of the Supervisory Board with respect to fiscal 2011.

The elections shall be conducted individually. Prof. Dr. Lehner, who will be resigning as Personally Liable Partner and Chairman of the Management Board from Henkel KGaA at the end of the Annual General Meeting, and Mr. Wenning are proposed as new candidates for membership. The other proposed candidates already belong to the Shareholders' Committee and are being proposed for reelection. In the event of his election to the Shareholders' Committee, Dipl.-Ing. Albrecht Woeste shall be proposed as candidate for chairmanship of the Shareholders' Committee.

9. Resolution to renew authorization to purchase and appropriate the Corporation's own shares ("treasury stock") in accordance with §71 (1) no. 8 of the German Stock Corporation Act (AktG) and to exclude the pre-emptive rights of existing shareholders

With expiry of the authorization resolved at the last Annual General Meeting, it is proposed that the Personally Liable Partners again be authorized to purchase the Corporation's own shares on the stock exchange or by way of a public purchase offer.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) That the Personally Liable Partner be authorized in accordance with §71 (1) no. 8 of the German Stock Corporation Act (AktG) to purchase ordinary and/or preferred shares of the Corporation at any time up to October 13, 2009, subject to the condition that the shares acquired on the basis of this authorization, together with the other treasury stock that the Corporation has already acquired and still holds, and which is attributable to the Corporation in accordance with §71 d and §71 e of the German Stock Corporation Act (AktG), shall not at any time exceed 10% in total of the capital stock.

   That the authorization may be exercised once or several times, in whole or in part, by the Corporation, by its Group companies or by third parties acting on the Corporation's or its Group companies' behalf and for their account.

   That the authorization to purchase the Corporation's own shares ("treasury stock") at any time up to October 15, 2008, approved by resolution of the shareholders at the Annual General Meeting held on April 16, 2007, be withdrawn with effect from the date when this new authorization becomes operative.

b) That purchases may be made, at the discretion of the Personally Liable Partner, in the market, by means of a public offer addressed to all shareholders, or by means of a public invitation to submit an offer (invitation to tender).

   (1) In the case of purchase in the market, the consideration paid by the Corporation (excluding incidental costs) for each share must not be more than 10% above or below the opening price of the shares quoted on the XETRA trading system (the electronic securities trading system operated by Deutsche Börse AG) or a comparable successor system on the date when the purchase obligation arises.

   (2) In the case of purchase by means of a public offer, or a public invitation to tender, the Corporation shall stipulate the share purchase price or the share purchase price spread. Where a share purchase price spread is stipulated, the final price shall be determined from the declarations of acceptance or tenders received. The public offer or the invitation to tender may include a time limit for acceptance, certain conditions and also the provision that the share purchase price

spread may be adjusted during the time limit for acceptance if, following publication of the formal offer, there are significant movements in price during the time limit for acceptance.

The consideration paid by the Corporation for each share must not be more than 10% above or below the average of the closing prices quoted for the Corporation's shares of the same class on the XETRA trading system or a comparable successor system on the last five trading days prior to the announcement of the offer or the invitation to tender. In the case of an adjustment to the share purchase price, the relevant amount shall be determined on the basis of the price prevailing on the last trading day before the final decision on the offer adjustment.

The volume may be limited. If, in the case of a public offer or a public invitation to tender, the volume of the tendered shares exceeds the envisaged buy-back volume, the tender rights of the shareholders may be excluded insofar as acceptance will then be effected on a pro-rata basis in accordance with the ratio of shares tendered in each case. Provision may also be made for priority acceptance of smaller numbers of shares up to 100 of the shares tendered for purchase per shareholder.

(3) The Corporation will make the decision regarding the class of shares to be purchased in keeping with the interests of the shareholders and of the Corporation and taking into account the approved purposes for such purchases.

c) The authorization can be exercised for any lawful purpose and in particular for one or more of the purposes specified in d). If it is used for one or more of the purposes specified in d), the pre-emptive rights of existing shareholders are excluded. Moreover, the Personally Liable Partner may, in the case of disposal of purchased treasury stock under the terms of an offer addressed to all shareholders, exclude the pre-emptive rights of the shareholders in respect of fractional entitlements, subject to the approval of the Shareholders' Committee and the Supervisory Board.

d) The Personally Liable Partner is hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to use the Corporation's own shares ("treasury stock") acquired on the basis of this or an earlier authorization as follows:

(1) To offer and transfer treasury stock to members of the Management Board and certain executive management personnel of the Corporation and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the current terms of the "Stock Incentive Plan of the Henkel Group", which was approved by resolution of the shareholders at the Annual General Meeting held on May 8, 2000. Insofar as members of the Management Board of the Corporation are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is hereby authorized – subject to the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

(2) To sell or otherwise transfer treasury stock to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations.

(3) To sell treasury stock against payment in cash by a process other than in the market or by way of an offer addressed to all shareholders, provided that the price paid is not significantly less than the quoted market price of the shares on the date of the sale. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders

excluded, as permitted under §186 (3) sentence 4 of the German Stock Corporation Act (AktG), must not exceed a total of 10% of the capital stock in existence at the time of this authorization becoming operative or being exercised.

(4) To cancel all or part of the treasury stock without any further resolution in General Meeting being required. Cancellation shall be effected by way of capital reduction or such that the capital stock remains unchanged and the proportion of the other shares relative to the capital stock increases as permitted under §8 (3) of the German Stock Corporation Act (AktG); in the latter case, the Personally Liable Partner is authorized to adjust the number of shares indicated in the Articles of Association accordingly.

Report to the Annual General Meeting in respect of Item 9 on the Agenda, as required by §71 (1) no. 8 and §186 (4) sentence 2 of the German Stock Corporation Act (AktG)

The authorization proposed under Item 9 relates to the purchase of the Corporation's own shares ("treasury stock"). The authorization to purchase the Corporation's own shares, which was approved at the Annual General Meeting held on April 16, 2007, under Item 8 on the Agenda for that meeting, is only valid until October 15, 2008. It therefore requires renewal, as does the authorization to dispose of shares in other ways, as permitted under §71 (1) no. 8 sentence 5 of the German Stock Corporation Act (AktG), and the authorization to cancel shares as permitted under §71 (1) no. 8 sentence 6 of the German Stock Corporation Act (AktG). The proposed authorization will enable the Corporation to realize the benefits associated with the acquisition of its own shares in the interests of the Corporation and its shareholders.

As permitted under §71 (1) no. 8 of the German Stock Corporation Act (AktG), other forms of purchase and disposal may be applied in addition to the typical method of purchase and disposal in the market. Thus, treasury stock may also be acquired by means of a public offer addressed to the shareholders or by the public invitation to submit an offer (public invitation to tender). In these cases, the shareholders may decide how many shares they wish to sell and, in the event of a price spread being stipulated, at which price they wish to sell.

In acquiring the Corporation's own shares, the principle of equal treatment as defined in §53a of the German Stock Corporation Act (AktG) must be upheld. The proposed acquisition of the shares in the market or by way of a public offer or a public invitation to tender is in keeping with this principle. Insofar as the number of tendered or offered shares exceeds the number of shares envisaged for purchase, such purchase or acceptance may be implemented under exclusion of the tender rights of the shareholders on a pro-rata basis related to the number of shares offered or tendered, in order to simplify the purchase process. Giving prior claim to smaller numbers of up to 100 shares tendered per shareholder also serves to simplify the process.

The authorization is also to cover exclusion of the pre-emptive rights of shareholders for fractional entitlements in the event of disposal of treasury stock under the terms of an offer addressed to all shareholders. This is necessary in order to enhance technical efficiency in the disposal of acquired treasury stock by way of such an offer to shareholders. The free fractional amounts of treasury stock excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Corporation, either by sale in the market or by some other process.

The shares thus acquired as treasury stock may be used for all legally permissible purposes including in particular and to the exclusion of the pre-emptive rights of existing shareholders, those indicated hereinafter.

The proposed resolution includes the grant of authorization to transfer the shares purchased to members of the Management Board and certain executive management personnel of the Corporation and of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Plan of the Henkel Group" or to transfer them to third parties as consideration for acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. The class of share to be used for this purpose will depend on the terms of the transaction concerned.

International competition and the process of business globalization increasingly demand that a company's treasury stock be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The authorization proposed here for transferring the shares purchased is therefore intended to give the Corporation the necessary flexibility to be able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as such opportunities arise. This is another reason why the proposed authorization to exclude the pre-emptive rights of existing shareholders is reasonable and in the interests of the Corporation.

Finally, the resolution proposes that Management also be authorized to sell any treasury stock purchased to third parties against payment in cash in a process other than in the market or by way of an offer addressed to all shareholders, and with exclusion of the pre-emptive rights of existing shareholders as permitted under §186 (3) sentence 4 of the German Stock Corporation Act (AktG). This will enable Management to align the Corporation's internal financial resources to prevailing requirements in a flexible manner and to react at short notice to favorable stock market conditions. The investment and financial interests of shareholders are suitably safeguarded. The authorization ensures that, even together with shares issued out of authorized capital, not more than 10% of the capital stock can be sold or issued with exclusion of the pre-emptive rights of existing shareholders. Suitable protection against the possibility of dilution is provided due to the fact that the shares can only be sold at a price that is not significantly less than the quoted market price of the shares concerned. The sale price is only finalized shortly before the sale. Any discount to the quoted price will be kept as small as possible given the market conditions prevailing at the time of placement; under no circumstances shall it be more than 5%.

The authorization covers shares that are purchased on the basis of this proposed resolution and those purchased on the basis of authorizations previously approved and ratified in General Meeting. Such shares purchased may be canceled by the Corporation without any further resolution in General Meeting being required. Cancellation shall either be effected by way of capital reduction or, as permitted by §237 (3) no. 3 of the German Stock Corporation Act (AktG), such that the capital stock remains unchanged by increasing the proportion of the other shares relative to the capital stock as permitted under §8 (3) of the German Stock Corporation Act (AktG).

10. Resolution to adopt the amended Articles of Association

On expiry of the Annual General Meeting of the Corporation on April 14, 2008, Henkel Management AG, Düsseldorf, Germany, is to be appointed as the Personally Liable Partner of the Corporation. The sole shareholder of Henkel Management AG is to be Henkel KGaA. At the same time, the current sole Personally Liable Partner, Prof. Dr. Ulrich Lehner, is to resign from the Corporation. In the future, therefore, a joint stock entity will assume the position of sole Personally Liable Partner. The reasons for this step and also the measures required in order to implement it are explained in detail in the Report of the Personally Liable Partner which is printed below the following proposed resolution.

Assumption of the position of sole Personally Liable Partner by a joint stock entity requires a number of predominantly editorial changes to the Articles of Association. These are likewise described in detail in the following report.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the Articles of Association of Henkel KGaA be amended as follows:

"I. General Provisions

1. Legal Form, Name and Principal Place of Business

(1) The Corporation is a German "Kommanditgesellschaft auf Aktien" [partnership limited by shares] trading under the name
Henkel AG & Co. KGaA.

(2) The Corporation has its principal place of business in Düsseldorf, Germany.

2. Object of the Corporation

(1) The Object of the Corporation is the manufacture and distribution of

- chemical products of all kinds, especially detergents, cleaning agents and care products, chemical raw materials, adhesives and industrial chemicals;
- personal care products and cosmetics, pharmaceutical products;
- food stuffs, packaging materials;
- technical equipment and installations;

the acquisition and management of real estate including land for agricultural and forestry use.

(2) The Corporation is entitled to embark on all forms of business and implement all measures that are either directly or indirectly conducive to the Object of the Corporation. In particular, the Corporation may establish subsidiaries at home and abroad, found, acquire and participate in other companies and also manage companies or limit its activities to management of the participating interests. The Corporation is entitled to assign its operating activities either in part or in whole to affiliated companies or transfer said operations to affiliated companies.

3. Financial Year

The financial year is the calendar year.

4. Announcements and information

(1) The announcements of the Corporation will be made in the electronic Federal Gazette (Bundesanzeiger).

(2) Information to the bearers of registered securities of the Corporation may also be sent by remote data transmission.

II. Capital Stock and Shares

5. Capital Stock

The capital stock of the Corporation amounts to 437,958,750 euros (in words: four hundred and thirty-seven million nine hundred and fifty-eight thousand seven hundred and fifty euros).

6. Shares

(1) The capital stock is divided into 437,958,750 shares (no par value) of which 259,795,875 are ordinary shares in bearer form and 178,162,875 are non-voting preferred shares in bearer form.

(2) The terms of the preferred shares are set forth in Article 35. The issuance of additional preferred shares, which in the distribution of the profit or the Corporation's assets take precedence over or are equal to the preferred shares with no voting rights as existing at that time, is permitted as a reserved right.

(3) By way of derogation from §60 of the German Stock Corporation Act (AktG), when increasing the capital stock in the course of a financial year, it may be stipulated that the new shares participate in the profits as of the beginning of said financial year.

(4) The Corporation may combine individual shares of a certain class in share certificates evidencing a plural number of shares of the respective class (multiple share certificate) to the preclusion of any right to claim issuance of share certificates evidencing single shares. The form of the share certificates and of the profit participation and renewal certificates shall be determined by the Personally Liable Partner.

(5) The Personally Liable Partner is authorized, subject to the approval of the Supervisory Board and of the Shareholders' Committee, to increase the capital stock of the Corporation in one or several acts until April 9, 2011 by up to a total of 25,600,000 euros through the issue for cash of new preferred shares with no voting rights. The authorization may be executed in full, or in one or several partial amounts.
The existing shareholders shall, in principle, be granted pre-emptive rights. The shares may be transferred to banks or financial services institutions that would then be required to offer them

to existing shareholders. The Personally Liable Partner is, however, authorized to exclude the pre-emptive rights of existing shareholders with the approval of the Supervisory Board and of the Shareholders' Committee,

- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,
- if the issue price of the new shares does not significantly fall below the quoted market price of the shares of the same class at the time of final stipulation of the issue price. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under §186 (3) sentence 4 of the German Stock Corporation Act (AktG), must not exceed a total of 10% of the capital stock in existence at the time of this authorization becoming operative or being exercised.

The Personally Liable Partner is authorized, subject to the approval of the Supervisory Board and of the Shareholders' Committee, to stipulate the further specifics of the share rights and the conditions of share issue.

7. Transfer of Shares

A portion of the ordinary shares held by the Henkel Family is subject to the restrictions pursuant to the share-pooling agreement of the Henkel Family with regard to the transfer of such ordinary shares.

III. Personally Liable Partner

8. Entry and Resignation of Personally Liable Partners

(1) The Personally Liable Partner of the Corporation is Henkel Management AG, Düsseldorf, Germany.

(2) The actions of the Personally Liable Partner are restricted to assumption of the liability and management of the businesses of the Corporation. It is not authorized beyond this scope to transact business for its own account or for the account of others, or to pursue other entrepreneurial activities.

(3) The Personally Liable Partner has not made any special deposit and is neither entitled nor obliged to do so; it shall participate neither in the profit and loss nor in the assets (including hidden reserves) of the Corporation. In the event of its resignation or dismissal from the Corporation, it shall not be entitled to any severance settlement.

(4) Additional Personally Liable Partners may join the Corporation in agreement with the Shareholders' Committee. The provisions of these Articles of Association regarding the Personally Liable Partner shall apply accordingly to newly appointed Personally Liable Partners.

(5) The term of the Personally Liable Partner with the Corporation expires as soon as the Corporation no longer holds all the shares in the Personally Liable Partner. The legal grounds for severance of the Personally Liable Partner remain unaffected. In addition, the Personally Liable Partner may leave the Corporation in accordance with the agreement made with the Shareholders' Committee. Furthermore, the Shareholders' Committee may terminate the contractual relationship for good reason by giving appropriate written notice. The termination is binding until its invalidity is established by a final Court judgment.

(6) In the event of the Personally Liable Partner leaving the Corporation, the Shareholders' Committee shall be authorized and obliged to appoint one or several new Personally Liable Partners by the time of departure of said Personally Liable Partner.

9. Contractual Conditions

(1) Unless provided otherwise by mandatory provisions of the Articles of Association or applicable statutes, the legal relations between the Corporation and the Personally Liable Partner are governed by an agreement to be concluded between said Personally Liable Partner and the

Shareholders' Committee. The agreement also extends to the remuneration of the Personally Liable Partner for assumption of liability and said Personally Liable Partner's entitlement to reimbursement of all the expenses arising in relation to the management of the businesses of the Corporation, including remuneration of the members of its corporate bodies.

(2) The remuneration of the members of the management bodies of the Personally Liable Partner shall be commensurate with the functions of the management body member and the position and standing of the Corporation. The remuneration shall be disclosed in the notes to the annual financial statements and the consolidated annual financial statements of the Corporation or at some other suitable position in the annual financial statements, consolidated annual financial statements or the (consolidated) management report of the Corporation in accordance with the statutory provisions applicable to publicly listed joint stock corporations, unless the General Meeting of the Corporation resolves to refrain from such disclosure.

(3) In relation to the shareholders, all payments and benefits accruing to the Personally Liable Partner shall be treated as expenses of the Corporation irrespective of possibly diverging tax regulations.

IV. Representation and Management

10. Representation of the Corporation

(1) The Corporation shall be legally represented by the Personally Liable Partner, other than in the case of legal relationships between the Corporation and the Personally Liable Partner, and also in the exercise of rights arising from or in connection with the shares held by the Corporation in the Personally Liable Partner. In such cases, the Shareholders' Committee shall represent the Corporation.

(2) Holders of statutory authority granted by the Corporation ("Prokuristen") may only be appointed such that they are authorized to represent the Corporation either jointly with the Personally Liable Partner or with a further holder of statutory authority ("Prokurist").

11. Management of the Corporation

(1) Management of the businesses of the Corporation is the responsibility of the Personally Liable Partner, other than in the case of legal relationships between the Corporation and the Personally Liable Partner, and also in the exercise of rights arising from or in connection with the shares held by the Corporation in the Personally Liable Partner. The Shareholders' Committee shall be responsible for managing such affairs.

(2) The Shareholders' Committee may, in accordance with Article 26, sentence 4, issue Rules of Procedure incumbent upon the Personally Liable Partner. The Shareholders' Committee shall likewise determine what actions, transactions and legal acts by the Personally Liable Partner shall be subject to the consent of the Shareholders' Committee.

V. Supervisory Board

12. Members of the Supervisory Board

(1) The Supervisory Board is composed as legally required.

(2) The members of the Supervisory Board are elected until the close of the General Meeting that resolves on the formal approval of the fourth financial year following their election, unless their term of office is otherwise stipulated at the time of their election. The financial year in which the election takes place does not count.

(3) The members of the Supervisory Board may resign their office at any time by giving written notice to the Chairperson of the Supervisory Board or to the Personally Liable Partner.

(4) Substitute members of the Supervisory Board members may be elected. If a member of the Supervisory Board elected by the General Meeting resigns prematurely and the General Meeting has not elected a successor, said member shall be replaced by the substitute member until the next General Meeting. The next General Meeting shall elect a new member of the Supervisory Board for the remaining term of office of the member having resigned. If an employees' Supervisory Board member resigns prematurely, he or she shall be replaced by the substitute member

for the remaining term of office of the member having resigned.

(5) Members of the Management Board of the Personally Liable Partner may not be members of the Supervisory Board; membership on the Supervisory Board of the Personally Liable Partner or on the Shareholders' Committee is compatible with membership on the Supervisory Board of the Corporation.

13. Chairperson and Vice-Chairperson

(1) The Supervisory Board shall elect a Chairperson and a Vice-Chairperson in accordance with §27 of the German Co-Determination Act (MitbestG). The term of office of the Chairperson and the Vice-Chairperson corresponds to their term of office as a member of the Supervisory Board unless otherwise stipulated at the time of election. If one or other should depart his or her office prematurely, the Supervisory Board shall immediately elect a successor.

(2) In case of absence of the Chairperson, the Vice-Chairperson shall act on his or her behalf on the Supervisory Board. In case of resolutions of the Supervisory Board, the Vice-Chairperson shall, however, not be entitled to exercise the casting vote of the Chairperson.

14. Convocation

(1) The Supervisory Board shall determine its own Rules of Procedure. With regard to the convocation of meetings and the adoption of resolutions of the Supervisory Board, the rules hereinafter set forth shall apply.

(2) The Chairperson of the Supervisory Board convenes the meetings of the Supervisory Board. Invitation to the meetings may be in writing, verbal, by telephone, by fax, by e-mail or by other electronic communication means. Invitations must be sent/communicated with two weeks' prior notice, at which time the agenda shall also be sent/transferred. In urgent cases, this period of notice may be reduced.

15. Resolutions

(1) The Supervisory Board constitutes a quorum if all members of the Supervisory Board have been duly invited and at least half of the members of whom the Supervisory Board must consist participate in the adoption of resolutions. Absent members of the Supervisory Board may participate in the adoption of resolutions by having their written votes presented by other members of the Supervisory Board. Persons not belonging to the Supervisory Board are not entitled to participate in meetings of the Supervisory Board in lieu of members unable to attend.

(2) Unless otherwise required by law, the Supervisory Board adopts resolutions by a simple majority of votes cast. In the event of a tie, a second vote on the same subject matter shall take place on motion of the Chairperson or any other member of the Supervisory Board. If such second vote also results in a tie, the Chairperson of the Supervisory Board shall have the casting vote; said casting vote may also be submitted in writing as per paragraph (1) sentence 2 above.

(3) Resolutions of which the subject matter has not been duly announced may only be adopted if no member of the Supervisory Board objects; absent members of the Supervisory Board shall have the opportunity to object subsequently to these resolutions within a reasonable period of time to be specified by the Chairperson.

(4) Resolutions of the Supervisory Board may, on order of the Chairperson, also be decided upon in a telephone or video conference or outside a meeting by votes submitted verbally, by telephone, in writing or in text form. Members of the Supervisory Board have no right to object to the form of resolution adoption stipulated by the Chairperson. Combined methods of resolution adoption are permitted.

(5) Resolutions adopted in accordance with (4) above shall be notified by the Chairperson to all members. Moreover, minutes shall be kept of the meetings, dealings and resolutions of the Supervisory Board, and these shall be signed by the Chairperson of the Supervisory Board and the minutes-taker.

16. Rights and Committees

(1) The Supervisory Board has the rights and obligations assigned to it by statute and the Articles of Association.

(2) By way of derogation from §287 (1) of the German Stock Corporation Act (AktG), the Shareholders' Committee shall execute the resolutions of the shareholders and represent the shareholders in dealings with the Personally Liable Partner.

(3) To the extent permitted by law, the Supervisory Board may delegate the execution of certain of its functions to committees or to individual members.

(4) Statements of the Supervisory Board and committees to which functions have been delegated are made by the Chairperson in the name of the Supervisory Board.

(5) The members of the Management Board of the Personally Liable Partner are entitled to participate in meetings of the Supervisory Board.

17. Remuneration

(1) The members of the Supervisory Board shall receive for their services, in addition to reimbursement of their cash disbursements, remuneration comprising a fixed-fee component and components based on the performance of the Corporation.

(2) Each member of the Supervisory Board shall receive a fixed annual fee of 20,000 euros.

(3) Each member of the Supervisory Board shall receive an annual remuneration of 2,400 euros per full 0.02 euros in dividend in excess of 0.25 euros in dividend paid on each preferred share for the financial year in respect of which the remuneration is paid.

(4) Each member of the Supervisory Board shall receive a deferred conditional right to additional remuneration based on the long-term performance of the Corporation. The applicability and level of the additional remuneration are dependent on whether and to what extent the earnings per preferred share of the second financial year (reference year) following the financial year for which the right to the additional remuneration is granted (base year) exceeds the earnings per preferred share of the financial year preceding the base year. Calculation of the increase shall be based in each case on the earnings per share as stated in the duly audited, certified, adopted and approved consolidated financial statements of the financial years concerned – after adjusting for major exceptional items affecting earnings. If the increase is at least 15%, an amount of 600 euros shall be paid for each full percentage point of the total increase attained. If the increase is at least 21%, an amount of 700 euros shall be paid for each full percentage point of the total increase attained. If the increase is at least 30%, an amount of 800 euros shall be paid for each full percentage point of the total increase attained. The entitlement to payment of the additional remuneration accrues solely to the members in office during the base year.

(5) The remuneration components per paragraphs (3) and (4) above shall not exceed an amount of 50,000 euros in total per member of the Supervisory Board.

(6) The Chairperson shall receive double the total amount, the Vice-Chairperson one and a half times the total amount accruing to an ordinary member per paragraphs (2) to (5) above. Members of the Supervisory Board who were only in office for a portion of the financial year in question or who performed the functions of the Chairperson or Vice-Chairperson within the Supervisory Board for part of the year shall receive these remunerations on a pro-rata time basis.

(7) Where a member of the Supervisory Board is also a member of the Supervisory Board of the Personally Liable Partner, and receives a remuneration for his or her activities on the Supervisory Board of the Personally Liable Partner, his or her remuneration for his or her activities on the Supervisory Board of the Corporation shall be reduced by the amount received by said member as remuneration for his or her activities on the Supervisory Board of the Personally Liable Partner.

(8) The remuneration per (2) above becomes due at the end of the financial year in question. The remuneration per (3) above becomes due with

the close of the General Meeting adopting the resolution on the appropriation of profit for the financial year concerned. The remuneration component per (4) above becomes due with the close of the General Meeting that decides upon the acceptance or adoption of the consolidated financial statements for the reference year concerned.

(9) The members of the Supervisory Board shall be reimbursed by the Corporation for the statutory value added tax payable on their total remunerations and disbursements. In addition, the members of the Supervisory Board shall receive an attendance fee of 500 euros for each meeting of the Supervisory Board that they attend.

(10) The Corporation shall maintain a Directors & Officers insurance policy for members of the corporate bodies and employees of the Henkel Group that shall also cover the members of the Supervisory Board.

VI. General Meeting

18. Ordinary General Meeting

The Ordinary General Meeting resolves in particular on:

- adoption of the annual financial statements,
- distribution of the unappropriated profit,
- formal approval of the actions of the Personally Liable Partner,
- formal approval of the actions of the Supervisory Board,
- formal approval of the actions of the Shareholders' Committee,
- election of the auditor.

19. Place and Convocation

(1) The General Meeting takes place in Düsseldorf or in any other town in the Federal Republic of Germany which has more than 100,000 inhabitants.

(2) The General Meeting is convened by the Personally Liable Partner.

(3) Unless an earlier date is legally permissible, the convocation of the General Meeting is made by an announcement published at least thirty days prior to the last date of registration (Article 20).

20. Participation Entitlement

(1) Only those shareholders shall be entitled to participate in the General Meeting and to exercise voting rights who register in text form in either German or English within the time limit prior to the date of the General Meeting, and who validate their entitlement to participate in the General Meeting and to exercise their rights to vote according to (2) below. The registration and means of validation must arrive at the office cited in the invitation by the end of the 7th day prior to the date of the General Meeting. The invitation may impose a period shorter than 7 days.

(2) In order to validate entitlement, a certificate in text form in German or English confirming ownership of shares is required from the depositary bank or depositary financial services institution; the certificate must relate to the start of the 21st day before the date of the General Meeting. In the case of shares not held in a securities depositary managed by a bank or a financial services institution at the relevant time, certification may be provided by the Corporation or by a notary, by a bank for the central depositary of securities or another bank or financial services institution.

(3) In the event of doubts as to the correctness or authenticity of the certificate, the Corporation shall be entitled to demand a suitable further means of proof. If this means of proof is not forthcoming, or not provided in the appropriate form, the Corporation may refuse participation in the General Meeting and the exercise of voting rights.

(4) Time limits per Articles 19 and 20 shall be calculated back from the non-inclusive date of the General Meeting; if the end of the time limit coincides with a Saturday, Sunday or a legally recognized public holiday at the Corporation's domicile, the previous working day shall then apply instead of that day.

21. Voting Rights

(1) Each ordinary share shall carry one vote.

(2) The right to vote can be exercised by proxy. If neither a bank nor a shareholders' association is

appointed as proxy, the instrument appointing a proxy must be lodged in writing, by fax, or by some other electronic means to be determined by the Corporation. The details for lodging such instruments are published in the invitation to the General Meeting.

22. Right of Attendance and Voting Rights of Members of the Management Board of the Personally Liable Partner

Members of the Management Board of the Personally Liable Partner have a right to attend the General Meeting. They may not exercise voting rights derived from their ownership of voting shares, nor exercise those by proxy on behalf of another, nor have their voting rights exercised by others in resolutions relating to:

a) the election and dismissal of members of the Supervisory Board (shareholder representatives) and of the Shareholders' Committee;
b) formal approval of the actions of the Personally Liable Partner, of the Supervisory Board and of the Shareholders' Committee;
c) the appointment of special auditors;
d) the adoption of resolutions asserting or relinquishing compensation claims;
e) the appointment of auditors.

23. Chairperson, Attendance, Broadcast

(1) The Chairperson of the General Meeting is appointed by the Shareholders' Committee.

(2) The Chairperson presides over the meeting. He or she further determines the type and form of voting to take place. When electing the Supervisory Board and the Shareholders' Committee, the Chairperson shall be entitled to put the election of several members of the Supervisory Board or the Shareholders' Committee jointly to the vote. The Chairperson is permitted to limit the time allowed to shareholders for putting questions and speaking before the Meeting. He or she is entitled in particular to stipulate at the beginning of the General Meeting or during its course a reasonable timeframe for speaking and putting questions, for the length of the General Meeting per se, for individual agenda items or for individual speakers.

(3) Provided it has been duly announced in the Invitation to the General Meeting, the person chairing the meeting can allow the proceedings at a General Meeting to be broadcast in full or in part in audio or video format; the broadcast may also be made fully accessible to the general public. Similarly, where legally permissible, the person chairing the meeting can also allow attendance and voting at the General Meeting by electronic means.

24. Voting

(1) Unless otherwise required by mandatory provisions of statute or the Articles of Association, the resolutions of the General Meeting are adopted by simple majority of the votes cast and, where a majority of shares is required by statute, by simple majority of the voting stock duly represented at the time of resolution adoption.

(2) Insofar as the resolutions of the General Meeting require the consent of the Personally Liable Partner, its representatives shall declare its consent or objection in the General Meeting.

25. Participation of the General Meeting in Management of the Corporation

The General Meeting is entitled to participate in management of the Corporation. It may in particular decide on affairs of the Corporation which appear important to the General Meeting. The General Meeting delegates its participatory rights to the Shareholders' Committee.

VII. Shareholders' Committee

26. Functions and Rights

The Shareholders' Committee is required to carry out duties which have been assigned to it by the General Meeting or by the Articles of Association, and in particular to participate in management of the Corporation in place of the General Meeting. The Shareholders' Committee is responsible for resolving on the appointment and dismissal of Personally Liable Partners and holds both the power of representation and executive powers over the legal relationships prevailing between the Corporation and the Personally Liable Partner. Moreover, it exercises all rights arising from or in connection with the shares held in the Personally Liable Partner by the Corporation, and it is, in particular, responsible for exercising the voting rights at the General Meeting of the Personally Liable Partner and exercising the power of disposal of all shares in the Personally Liable Partner. It may also issue Rules of Procedure incumbent upon the Personally Liable Partner.

27. Composition

(1) The Shareholders' Committee consists of at least 5 and at the most 10 members.

(2) The members of the Shareholders' Committee are elected by the General Meeting.

(3) Members of the Management Board of the Personally Liable Partner may not be members of the Shareholders' Committee; membership on the Supervisory Board of the Corporation or on the Supervisory Board of the Personally Liable Partner may be combined with membership on the Shareholders' Committee.

28. Term of Office

(1) The members of the Shareholders' Committee are elected until the close of the General Meeting that resolves on the formal approval of the fourth financial year following their election, unless their term of office is otherwise stipulated at the time of their election. The financial year in which the election takes place does not count.

(2) The members of the Shareholders' Committee may resign their office at any time by giving written notice to the Chairperson of the Shareholders' Committee or to the Personally Liable Member.

29. Chairperson and Vice-Chairperson

(1) The Shareholders' Committee shall elect a Chairperson and one or more Vice-Chairpersons for the term of office.

(2) In case of absence of the Chairperson a Vice-Chairperson performs his or her functions.

30. Convocation and Presidency

The Chairperson of the Shareholders' Committee convenes and presides over its meetings. Invitation to the meetings may be in writing, verbal, by telephone, by fax, by e-mail or by other electronic communication means. Invitations must be sent/communicated with two weeks' prior notice, at which time the agenda shall also be sent/transferred. In urgent cases, this period of notice may be reduced.

31. Resolutions

(1) The Shareholders' Committee constitutes a quorum if all the members have been duly invited and half of the members participate in the voting procedure. Absent members of the Shareholders' Committee may participate in the voting procedure of the Shareholders' Committee by having their written votes submitted by other members.

(2) The Shareholders' Committee adopts resolutions on the basis of a simple majority of the votes cast.

(3) Resolutions of the Shareholders' Committee may, on order of the Chairperson, also be decided upon in a telephone or video conference or outside a meeting by votes submitted verbally, by telephone, in writing or in text form. Members of the Shareholders' Committee have no right to object to the form of resolution adoption stipulated by the Chairperson. Combined methods of resolution adoption are permitted.

(4) Resolutions adopted in accordance with (3) above shall be notified by the Chairperson to all members. Moreover, minutes shall be kept of the meetings, dealings and resolutions of the Shareholders' Committee and these shall be signed by the Chairperson of the Shareholders' Committee and the minutes-taker.

(5) Statements of the Shareholders' Committee to third parties are made by the Chairperson of the Shareholders' Committee.

32. Subcommittees

The Shareholders' Committee is entitled to create from its midst subcommittees, in particular a Human Resources Subcommittee, and to determine the functions and rights of such subcommittees in its Rules of Procedure. Decision-making powers of the Shareholders' Committee may also be assigned to such subcommittees.

33. Remuneration

(1) The members of the Shareholders' Committee shall receive for their services, in addition to reimbursement of their cash disbursements, remuneration comprising a fixed-fee component and components based on the performance of the Corporation.

(2) Each member of the Shareholders' Committee shall receive a fixed annual fee of 50,000 euros.

(3) Each member of the Shareholders' Committee shall receive an annual remuneration of 2,400 euros per full 0.02 euros in dividend in excess of 0.25 euros in dividend paid on each preferred share for the financial year in respect of which the remuneration is paid.

(4) Each member of the Shareholders' Committee shall receive a deferred conditional right to additional remuneration based on the long-term performance of the Corporation. The applicability and level of the additional remuneration are dependent on whether and to what extent the earnings per preferred share of the second financial year (reference year) following the financial year for which the right to the additional remuneration is granted (base year) exceeds the earnings per preferred share of the financial year preceding the base year. Calculation of the increase shall be based in each case on the earnings per share as stated in the duly audited, certified, adopted and approved consolidated financial statements of the financial years concerned – after adjusting for major exceptional items affecting earnings. If the increase is at least 15%, an amount of 600 euros shall be paid for each full percentage point of the total increase attained. If the increase is at least 21%, an amount of 700 euros shall be paid for each full percentage point of the total increase attained. If the increase is at least 30%, an amount of 800 euros will be paid for each full percentage point of the total increase attained. The entitlement to payment of the additional remuneration accrues solely to the members in office during the base year.

(5) The remuneration components per paragraphs (3) and (4) above shall not exceed an amount of 50,000 euros in total per member of the Shareholders' Committee.

(6) The Chairperson shall receive double the amount, the Vice-Chairperson one and a half times the total amount accruing to an ordinary member per paragraphs (2) to (5) above. Members who also belong to one or several subcommittees per Article 32 above shall, in addition, receive a remuneration component in the amount of the total remuneration accruing to a member, and double this amount if they are the Chairperson of one or several subcommittees. Members of the Shareholders' Committee who were only in office for a portion of the financial year in question or who performed the functions of the Chairperson or Vice-Chairperson within the Shareholders' Committee or a subcommittee for part of the year shall receive these remunerations on a pro-rata time basis.

(7) Where a member of the Shareholders' Committee is also a member of the Supervisory Board of the Personally Liable Partner, and receives a remuneration for his or her activities on the Supervisory Board of the Personally Liable Partner, his or her remuneration for his or her activities on the Shareholders' Committee of the Corporation shall be reduced by the amount received by said member as remuneration for his or her activities on the Supervisory Board of the Personally Liable Partner.

(8) The remuneration per (2) above becomes due at the end of the financial year in question. The remuneration per (3) above becomes due with the close of the General Meeting adopting the resolution on the appropriation of profit for the financial year concerned. The remuneration component per (4) above becomes due with the close of the General Meeting that decides upon the acceptance or adoption of the consolidated financial statements for the reference year concerned.

(9) The Corporation shall maintain a Directors & Officers insurance policy for members of the corporate bodies and employees of the Henkel Group that shall also cover the members of the Shareholders' Committee.

VIII. Amendments to the Articles of Association

34.

The Supervisory Board or the Shareholders' Committee is entitled to resolve purely formal modifications of and amendments to the Articles of Association.

IX. Creation of Reserves and Use of Profits

35.

(1) When preparing the annual financial statements, the Personally Liable Partner may, with the approval of the Shareholders' Committee and that of the Supervisory Board, allocate up to half of the net earnings for the year to other revenue reserves.

(2) The unappropriated profit is distributed to the shareholders unless the General Meeting resolves otherwise. The distribution shall be as follows:

The holders of preferred shares receive a preferred dividend in the amount of 0.04 euros per preferred share. In the event that the unappropriated profit is not sufficient in any financial year to pay a preferred dividend of 0.04 euros per preferred share, the arrears shall be paid subsequently without interest out of the unappropriated profit of the following financial years in such a way that the prior arrears shall be paid off ahead of any newer arrears, and that the preferred dividend amounts for a financial year shall only be paid out of the profit for that financial year once all such arrears have been paid off. Out of the remaining unappropriated profit, first the holders of ordinary shares shall receive a dividend of up to 0.02 euros per ordinary share; the residual amount shall then be distributed to all shareholders in line with the proportion of the capital stock attributable to them.

(3) The General Meeting may approve a non-cash distribution instead of or in addition to a cash dividend.

X. Validity of the Articles of Association

36.

Should one or more provisions of these Articles of Association not be in conformity with the law, or should they be legally invalid or incomplete, then the validity of the Articles of Association and its other provisions shall not be affected. In each case a legally admissible solution or formulation shall be sought that best serves the spirit and purpose of these Articles of Association."

Report to the Annual General Meeting on Point 10 of the Agenda

The purpose of this report is to prepare the shareholders for the decision on the amended Articles of Association of Henkel KGaA (hereinafter referred to as the "Corporation"). In particular, explanations will be offered as to the future structure of the Corporation which arises as a result of transfer of the position of Personally Liable Partner to a joint stock entity, the reasons for this measure, the procedures involved and the individual changes to the Articles of Association.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board of the Corporation are of the firm opinion that the changes associated with this measure will strengthen the position of the Corporation and extend its scope of action.

I. Future structure of the Corporation

On expiry of the Annual General Meeting of April 14, 2008, Henkel Management AG is to be appointed the Personally Liable Partner of the Corporation. At the same time, the current sole Personally Liable Partner, Prof. Dr. Ulrich Lehner will resign from the Corporation. In future, no further Personally Liable Partner is to join the Corporation other than Henkel Management AG. The legal permissibility of the appointment of a joint stock entity as the sole Personally Liable Partner of a KGaA is today indisputable. The legal form of the Corporation will not be affected by this measure; it will remain a "Kommanditgesellschaft" [partnership limited by shares]. However, it will be necessary to change the name of Corporation in order to identify the limitation of liability (per §279 (2) of the German Stock Corporation Act (AktG)). Consequently, the Corporation will, in future, trade under the name "Henkel AG & Co. KGaA".

The sole shareholder of the new Personally Liable Partner is the Corporation. Such a structure in which a KGaA itself is the sole shareholder of the joint stock entity which, in turn, is the sole Personally Liable Partner of the KGaA is described as a "Unified Company". The legal permissibility of such a unified company is unquestionable.

With the exception of Prof. Dr. Ulrich Lehner, the previous members of the Management Board of the Corporation are to be appointed members of the Management Board of Henkel Management AG. They will manage the businesses of Henkel AG & Co. KGaA in the future on an indirect basis in that they, as the Management Board, will manage the businesses of Henkel Management AG, the sole task of which is to assume liability and management of the businesses of Henkel AG & Co. KGaA.

Beyond this, the corporate governance of the Corporation will not undergo any change as a result of the change of the Personally Liable Partner. In particular, the legal positions of the shareholders, the General Meeting and the Supervisory Board of the Corporation will not be restricted by this measure. Minor changes arise solely with respect to the competences of the Shareholders' Committee; these and the spheres of authority of the various corporate bodies are described in more detail in the following under Section IV.3.

II. Reasons for the measure

The new structure offers a number of advantages which have persuaded the Personally Liable Partner, the Shareholders' Committee and the Supervisory Board of the Corporation to take this step. The current structure of Henkel KGaA makes it necessary that at least one natural person from the corporate management assumes unlimited personal liability for the debts of the Corporation. For a globally active corporation of the size of Henkel KGaA, the assumption of such personal liability by the management bodies, whose participation in the capital stock of the corporation is typically negligible, is extremely unusual. This situation is also proving to be increasingly obstructive in the search for suitable executive management personnel. Owing to the global business activities of the Corporation, the top management of the Corporation is also becoming increasingly international in composition. The concept of personal liability being assumed by executive management personnel, as essentially associated with the legal form of a KGaA, is, however, largely unknown abroad. The corporate structure adopted to date could, for various reasons, lead to suitable executive management personnel not being prepared to act as Personally Liable Partner.

In the new structure, it is no longer necessary for a natural person to assume unlimited personal liability for the debts of the corporation. The position of Personally Liable Partner is to be permanently assigned to Henkel Management AG, the members of the corporate bodies of which are not personally liable for the debts of Henkel AG & Co. KGaA (nor for the debts of Henkel Management AG). However, there is no limitation on the liability arising from claims against members of the corporate/management bodies arising from culpable dereliction of duty. As the members of the Management Board will manage the businesses of Henkel AG & Co. KGaA indirectly in future as members of the Management Board of Henkel Management AG, they will be liable for culpable dereliction of duty in accordance with the strict criteria of (German) stock corporation law.

This measure is unlikely to result in any impairment to the creditworthiness or the credit ratings of the Corporation, as creditors will continue to be able to dispose of the entire volume of assets of the Corporation as liability coverage/guarantee funds, while the private assets of the previous Personally Liable Partner had, to all intents and purposes, already lost any practical relevance when set against the volume of business and the volume of assets of the Corporation.

A further advantage of appointing a joint stock entity as the Personally Liable Partner lies in the permanency of its existence. In future, there will no longer be any risk that, due to unforeseen circumstances, the Corporation might suddenly find itself without a Personally Liable Partner.

Finally, the proposed measure leads to a unified management structure. The distinction between Personally Liable Partners with partnership status and the resultant special rights and obligations on the one hand, and other members of the Management Board on the other, is eliminated. In future, there shall only be members of the Management Board of a certain unified category, from which the Supervisory Board may appoint one as the Chairperson. All members of the previous Management Board have already been appointed members of the Management Board of Henkel Management AG.

A certain disadvantage associated with the new structure arises in the costs incurred with the establishment and administration of Henkel Management AG. However, as Henkel Management AG does not have any employees of its own and its structure is to be kept as simple as possible (for details of the structure of Henkel Management AG, see below, Section IV.1.), this unavoidable disadvantage is significantly outweighed by the substantial advantages of the measure.

III. Implementation procedure

1. Change in the person of the Personally Liable Partner

The introduction of the new structure initially requires a change in the person of the Personally Liable Partner. Utilizing the powers vested in it according to Art. 8 (2), Art. 9 (1) and Art. 26 of the Articles of Association, the Shareholders' Committee resolved on February 15, 2008 to appoint Henkel Management AG as the Personally Liable Partner with effect from the end of the Annual General Meeting and the coincident resignation of Prof. Dr. Ulrich Lehner from the Corporation, thereafter concluding the corresponding implementation agreements. Details relating to Henkel Management AG are provided in Section IV.1, and details relating to its appointment are provided in Section IV.2.

2. Technical amendments to the Articles of Association

The articles of association of a KGaA must contain the name of its Personally Liable Partner(s) (§281 (1) of the German Stock Corporation Act (AktG)). If there is no natural person assuming liability, the name of the Corporation must contain an abbreviation indicating the limitation of liability (§279 (2) of the German Stock Corporation Act (AktG)). The resignation of Prof. Dr. Lehner and the appointment of Henkel Management AG as the Personally Liable Partner therefore results in two formal amendments to the Articles of Association. These changes to the Articles of Association are purely of a compositional nature. The power to implement changes to the Articles of Association which are purely of a compositional nature is entrusted to the Supervisory Board and the Shareholders' Committee in accordance with Art. 34. Consequently, based on the powers vested in it by Art. 34 of the Articles of Association, the Shareholders' Committee resolved on February 15, 2008, to correspondingly revise the Articles of Association as of the end of the Annual General Meeting (the associated changes being referred to hereinafter as "technical amendments to the Articles of Association"). These technical amendments to the Articles of Association have already been submitted by the Shareholders' Committee for entry in the Commercial Register; registration is to take place as soon as the measure becomes effective. Details on the technical amendments to the Articles of Association can be found in Section VI.1.

3. Material amendments to the Articles of Association

Aside from the technical amendments to the Articles of Association, further amendments to the Articles of Association (hereinafter referred to as "material amendments to the Articles of Association") will be conducive to optimizing the new structure. The Annual General Meeting is required to resolve on these material amendments, which have been incorporated in the proposed amended version of the Articles of Association. Details relating to the material amendments to the Articles of Association can be found in Section VI.2. The amendments will need to be entered in the Commercial Register and will only become effective once so registered. These material amendments to the Articles of Association do not constitute a legal prerequisite for implementation of the measure but will result in a more clearly defined and more efficient distribution of competences between the corporate/management bodies as well as serving to improve the readability of the Articles of Association.

IV. Details relating to Henkel Management AG, the Appointment Contract and the distribution of competences between the corporate/management bodies

1. Henkel Management AG

Henkel Management AG is a German joint stock entity with its principal place of business in Düsseldorf, Germany. It was established on January 18, 2008 by Henkel KGaA and is recorded under HRB 58139 in the Commercial Register of the Amtsgericht, Düsseldorf [Düsseldorf District Court]. Its capital stock amounts to 1,000,000 euros and has been completely paid up by Henkel KGaA.

The sole shareholder of Henkel Management AG is Henkel KGaA. The Supervisory Board is currently constituted with Mr. Dipl.-Ing. Albrecht Woeste (Chair), Mrs. Dr. Simone Bagel-Trah and Mr. Prof. Dr. Ulrich Lehner which are dedicated members of the Shareholders' Committee to be elected. It is also planned in the future that members of the Shareholders' Committee will be members of this Supervisory Board. Members of the Management Board of Henkel Management AG are Messrs. Kaspar Rorsted (Chair), Thomas Geitner, Alois Linder, Dr. Friedrich Stara, Dr. Lothar Steinebach and Hans Van Bylen. Until the appointment of Henkel Management AG as the Personally Liable Partner becomes effective, these persons will also remain members of the Management Board of Henkel KGaA.

As Henkel Management AG only has one shareholder and holds none of the capital stock of Henkel AG & Co. KGaA, its Articles of Association have been kept simple. Where possible, the phraseology has been aligned to the Articles of Association of Henkel KGaA. The Articles of Association of Henkel Management AG are available for examination by shareholders at the business premises of Henkel KGaA, Building A 05 (Legal Department), Henkelstrasse 67, 40589 Düsseldorf, Germany and may also be viewed on and downloaded from the internet (www.henkel.de/hv; www.henkel.com/agm). They will likewise be available for examination at the Corporation's Annual General Meeting.

The following provisions of the Articles of Association are worthy of particular notice:

- The entrepreneurial object of Henkel Management AG according to Art. 2 (1) is to participate in Henkel AG & Co. KGaA as the Personally Liable Partner and to manage the businesses of Henkel AG & Co. KGaA. According to Art. 2 (2), the activities of Henkel Management AG shall be limited to assumption of the liability and management of the businesses of Henkel AG & Co. KGaA, and it is not authorized beyond this scope to transact business for its own account or for the account of others, or to pursue other entrepreneurial activities.
- According to Art. 8, Henkel Management AG shall be legally represented by two members of the Management Board or by one member of the Management Board in conjunction with one holder of a statutory authority ("Prokura") of Henkel Management AG. Holders of statutory authority ("Prokura") may only be appointed such that they are authorized to represent the Entity in conjunction with a member of the Management Board or a further holder of statutory authority ("Prokura").
- According to Art. 9 (1), the Supervisory Board of Henkel Management AG comprises three members; in Art. 9 (5) membership of the Supervisory Board is expressly declared compatible with membership of the Supervisory Board or of the Shareholders' Committee of Henkel AG & Co. KGaA.
- According to Art. 14 (1), the members of the Supervisory Board of Henkel Management AG receive, in addition to reimbursement of their cash disbursements, an annual fee of 10,000 euros. The Chairperson of the Supervisory Board shall receive double the total amount, the Vice-Chairperson one and a half times the total amount of this fee. Members of the Supervisory Board

who are simultaneously members of the Supervisory Board or of the Shareholders' Committee of Henkel AG & Co. KGaA receive no remuneration.

2. **Appointment Contract between the Corporation and Henkel Management AG**

The Appointment Contract between Henkel KGaA and Henkel Management AG was concluded on February 15, 2008 by the Shareholders' Committee (on behalf of Henkel KGaA) and the Management Board of Henkel Management AG (on behalf of the new Personally Liable Partner). The Appointment Contract governs the legal relationships between the two entities. Worthy of particular note are the following provisions:

- With effect from the end of the Annual General Meeting on April 14, 2008, Henkel Management AG shall join the Corporation as a Personally Liable Partner vested with the power of sole representation; it is authorized and obliged to manage and represent the Corporation. Henkel Management AG has not made a special contribution and is neither entitled nor obliged to do so. Henkel Management AG also does not participate in the profit or loss, or the assets (including the hidden reserves) of the Corporation. It bears statutory (co-)liability for the Corporation's debts incurred in external dealings. Otherwise, the position of Henkel Management AG as the Personally Liable Partner of Henkel AG & Co. KGaA is governed by the provisions of the Articles of Association of the Corporation as most recently amended.
- The actions of Henkel Management AG are restricted to the assumption of the liability and management of the businesses of the Corporation. It is not authorized beyond this scope to transact business for its own account or for the account of others, or to pursue other entrepreneurial activities. As regards the internal relationship, the Corporation holds Henkel Management AG safeguarded from claims arising from liabilities of the Corporation, unless the claim made against the Corporation derives from culpable dereliction of duty on the part of Henkel Management AG as defined in §93 of the German Stock Corporation Act (AktG).
- Henkel Management AG undertakes to ensure that its Management Board members shall not engage in trading activities or transact business for its own account or for the account of third parties in the field of activity of the Corporation, or engage as a member of an executive or managing board, managing director or personally liable partner of another trading company that is not affiliated to the Corporation, without the approval of the Shareholders' Committee of the Corporation.
- In the legal relationships between the Corporation and Henkel Management AG, the Corporation shall be represented by the Shareholders' Committee.
- Henkel Management AG shall receive an annual remuneration amounting to 5% of its capital stock plus any VAT due on that amount irrespective of any profit or loss made, as compensation for the assumption of said personal liability and business management duties.
- Henkel Management AG shall be entitled to reimbursement of all the expenses arising in relation to the management of the businesses of the Corporation, including remuneration of the members of its corporate bodies. The remuneration shall be commensurate with the functions of the corporate body member and the position and standing of the Corporation.
- Henkel Management AG shall be dismissed from the Corporation in the event particularly that a person or entity other than the Corporation acquires shares in Henkel Management AG.

3. **Distribution of competences between the corporate/management bodies**

The appointment of Henkel Management AG as Personally Liable Partner only has minor effects on the corporate governance of the Corporation. The rights of the shareholders and of the General Meeting remain undiminished. The same applies to the duties and competences of the Supervisory Board of the Corporation. The Shareholders' Committee likewise retains its former functions and powers subject to the changes described below.

In particular, there is no change in the entitlement of the General Meeting to participate in the management of the Corporation and to delegate these participatory rights to the Shareholders' Committee. The Shareholders' Committee may impose Rules of Procedure on the Personally Liable Partner. On February 15, 2008, the Shareholders' Committee exercised this right. Aside from editorial amendments, these Rules of Procedure correspond to the previous Rules of Procedure incumbent upon the Management Board. It is expressly stated in Art. 26 of the Corporation's Articles of Association that the Shareholders' Committee is responsible for exercising all rights arising out of or in connection with the shares in Henkel Management AG held by the Corporation, particularly the voting rights associated therewith.

A certain change in corporate governance arises from the fact that, while the Shareholders' Committee appointed the Personally Liable Partners (and also the other members of the Management Board) and was thus directly responsible for selecting the people required to manage the businesses of the Corporation, henceforth appointment of the members of the Management Board of Henkel Management AG will be the responsibility of the Supervisory Board of Henkel Management AG. The competences of the Shareholders' Committee (and of Henkel AG & Co. KGaA as the sole shareholder) are not, however, materially restricted by this situation: in future, the Shareholders' Committee shall exercise the voting rights held by Henkel AG & Co. KGaA in the General Meeting of Henkel Management AG, and shall therefore also be responsible for appointing the members of the Supervisory Board. It is intended that the Supervisory Board of Henkel Management AG shall exclusively comprise members of the Shareholders' Committee. This means that the Shareholders' Committee shall continue to be involved in the selection and appointment of those people required to manage the businesses of the Corporation, so that in de facto terms there is no change in the situation. In all other cases, the competence of the Shareholders' Committee to decide upon the dismissal of a Personally Liable Partner and the appointment of a new Personally Liable Partner remains unaffected.

V. Effects on the shareholders of the Corporation

The legal position of the shareholders of the Corporation is not affected by the change in the Personally Liable Partner. There are no fiscal repercussions under German tax law. Whether the same also applies to shareholders subject to statutory tax regulations abroad cannot be said with complete certainty. Consequently, every shareholder is advised to have their personal tax situation examined by their personal tax adviser.

VI. Explanations of the newly amended Articles of Association of the Corporation

The changes to the Articles of Association resulting from the change in the Personally Liable Partner are classified according to whether they are technical amendments (cf. 1. below), material amendments (cf. 2. below) or purely linguistic and editorial amendments (cf. 3. below). Aside from the amendments to the Articles of Association caused by the change in Personally Liable Partner, the new version of the Articles of Association also contains amendments that do not relate to this measure (cf. 4. below).

1. Technical amendments to the Articles of Association

As already mentioned, the resignation of Prof. Dr. Ulrich Lehner and the appointment of Henkel Management AG as the sole Personally Liable Partner requires two technical amendments to the Articles of Association which have already been resolved by the Shareholders' Committee and submitted for entry in the Commercial Register. The provisions of the Articles of Association involved are as follows:

- Art. 1 (1) as amended: According to §279 (1) of the German Stock Corporation Act (AktG), the name of a "Kommanditgesellschaft auf Aktien" [limited liability partnership] in which there is no natural person assuming personal liability, must contain an element indicating the limitation of liability. The amended Art. 1 (1) of the Articles of Association therefore cites the new name of the Corporation ("Henkel AG & Co. KGaA") together with a clear mention of the fact that the Corporation is indeed a "Kommanditgesellschaft auf Aktien".

- Art. 8 (1) as amended: According to §281 of the German Stock Corporation Act (AktG), the Articles of Association must contain the last name, first name and domicile of each Personally Liable Partner. In Art. 8 (1), therefore, Henkel Management AG has to be shown as the Personally Liable Partner with its name and domicile/principal place of business. With Prof. Dr. Ulrich Lehner resigning as Personally Liable Partner, his name is deleted.

2. Material amendments to the Articles of Association

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board of the Corporation propose the following material amendments to the Articles of Association for the purpose of achieving proper formalization of the structure arising from the change in the Personally Liable Partner:

- Art. 8 (2), (3) as amended: These newly introduced provisions of the Articles of Association ensure that the actions of Henkel Management AG are restricted to performing the tasks incumbent upon the Personally Liable Partner (Art. 8 (2)), that Henkel Management AG does not participate in the profit and loss of the Corporation and, in the event of its severance, Henkel Management AG receives no severance settlement (Art. 8 (3)). The Appointment Contract and, in part, the Articles of Association of Henkel Management AG contain similar provisions.
- Art. 8 (5) sentences 1 and 2; Art. 8 (4) sentence 2 as amended: According to the new Art. 8 (5), Henkel Management AG shall depart the Corporation as soon as the Corporation no longer holds all the shares in Henkel Management AG. As a result of these provisions, the content of which is identically reflected in the Appointment Contract, it is ensured that the model of a unified company and the associated influence of the corporate bodies of the Corporation on Henkel Management AG is permanently maintained – contrary decisions imposed by the shareholders of the Corporation notwithstanding. This permanency is further safeguarded by the newly introduced Art. 8 (4) sentence 2 which extends all the provisions of the Articles of Association concerning the Personally Liable Partner to any new Personally Liable Partners appointed.
- Art. 8 (6) as amended: In the event of Henkel Management AG leaving the Corporation, this newly introduced provision obliges the Shareholders' Committee to appoint at least one new Personally Liable Partner immediately and, at the latest, at the time of departure of Henkel Management AG. The purpose here is to safeguard the Corporation from the situation where there is no Personally Liable Partner in place.
- Art. 8 (4) current version: Art. 8 (4) in its current version is based on the presumption that natural persons will fill the position of Personally Liable Partner and must therefore be deleted as no longer applicable to the future. Provisions regulating the remuneration of the members of the Management Board of Henkel Management AG have been included as Art. 9 (2) of the amended Articles of Association.
- Art. 9 (1) sentence 2 as amended: This revised provision adapts the regulations governing remuneration and reimbursement of expenses to the new situation (no natural person as Personally Liable Partner) and stipulates that the agreement to be concluded between the Corporation and the Personally Liable Partner also extends to the remuneration of the Personally Liable Partner for assumption of liability and for reimbursement of all the expenses arising in relation to the management of the businesses of the Corporation. These requirements have also been included in the Appointment Contract between Henkel Management AG and the Corporation (cf. Section IV.2. above).
- Art. 9 (2) as amended: This newly introduced provision clearly stipulates, in the first instance,

that the principles of §87 (1) and §113 (1) sentence 3 of the German Stock Corporation Act (AktG) (appropriate relationship between remuneration on the one hand and, on the other, the functions of the management body member and the position and standing of the company) apply to the remuneration of the corporate body members of Henkel Management AG (Management Board, Supervisory Board). Secondly, it extends the regulations governing the publication of the remuneration of individual corporate body members (§285 no. 9 a) sentence 5 to 9, §314 no. 9 a) sentence 5 to 9 of the German Commercial Code (HGB) to the members of the Management Board and of the Supervisory Board of Henkel Management AG, which is not a publicly listed joint stock corporation. The remuneration shall be disclosed in the notes to the annual financial statements and the consolidated annual financial statements of Henkel AG & Co. KGaA or at some other suitable position in the annual financial statements, consolidated annual financial statements or the (Group) management report of the Corporation in accordance with the statutory provisions applicable to publicly listed joint stock corporations. Such disclosure can only be waived on the basis of a resolution passed by the General Meeting of Henkel AG & Co. KGaA.

- Art. 10 as amended: In the new Art. 10 (1) the different regulations governing the representation of the Corporation by one or several Personally Liable Partners has been deleted because, in future, Henkel Management AG is to be the sole Personally Liable Partner. Henkel Management AG, represented in turn by the Management Board, represents Henkel AG & Co. KGaA in its relationships with third parties. In legal relationships between Henkel Management AG and Henkel AG & Co. KGaA, and also in the exercise of rights arising from or in connection with the shares in Henkel Management AG held by Henkel AG & Co. KGaA, it is the Shareholders' Committee that, according to the newly worded Art. 10 (1) sentence 2, represents Henkel AG & Co. KGaA. Also in the new Art. 10 (2) it is clearly stated that the previous arrangement related solely to holders of statutory authority ("Prokura") of Henkel AG & Co. KGaA, and not to holders of statutory authority ("Prokura") of Henkel Management AG. For the holders of statutory authority ("Prokura") of Henkel Management AG, Art. 8 (2) of the Articles of Association of Henkel Management AG applies (cf. also Section IV.1. above).
- Art. 11, Art. 26 sentence 4 as amended: As management of the businesses of the Corporation is exclusively the responsibility of Henkel Management AG, the previous regulations governing business management and the members of the Management Board included in Art. 11 (1) are no longer applicable. In the amended Art. 11 (1) sentence 2 (and in Art. 10 (1) sentence 2 with respect of powers of representation), exempted from the managerial powers of Henkel Management AG are the legal relationships between Henkel Management AG and Henkel AG & Co. KGaA and also the exercise of rights arising from or in connection with the shares in Henkel Management AG held by Henkel AG & Co. KGaA, these powers being assigned to the Shareholders' Committee. In the newly amended Art. 11 (2), the issue of Rules of Procedure incumbent upon the Personally Liable Partner by the Shareholders' Committee is no longer compulsory but remains possible. This provision is repeated in the new Art. 26 (4). The Shareholders' Committee issued such Rules of Procedure on February 15, 2008. The previous provisions of Art. 11 (3) and (4) relating to a Management Board comprised of several members are no longer applicable.
- Art. 16 and Art. 26 as amended: The regulations governing the powers of representation and business management previously assigned to the Shareholders' Committee (Art. 10 and Art. 11 as amended) are repeated in the amended Art. 26 sentence 2 and 3. In addition, Art. 16 (2) clearly states that the Shareholders' Committee and not the Supervisory Board represents the Corporation in the relationship with the Personally Liable Partner.
- Art. 12 and Art. 27 as amended: In the amended Art. 12 (3) it is clearly stated that members of the Supervisory Board of the Corporation may also resign their office by written notice

addressed to Henkel Management AG. The revised Art. 12 (5) stipulates that members of the Management Board of Henkel Management AG cannot be members of the Supervisory Board of Henkel AG & Co. KGaA. However, the provisions do allow members of the Supervisory Board of Henkel Management AG and members of the Shareholders' Committee to be members of the Supervisory Board of Henkel AG & Co. KGaA. A corresponding specific regulation relating to members of the Shareholders' Committee has also been included in the new Art. 27 (3). In the Articles of Association of Henkel Management AG, Art. 9 (5) contains a corresponding provision relating to the members of the Supervisory Board of Henkel Management AG.

- Art. 17 and Art. 33 as amended: The newly introduced Art. 17 (7) and Art. 33 (7) state that the remunerations of members of the Supervisory Board of the Corporation and of members of the Shareholders' Committee who are also at the same time members of the Supervisory Board of Henkel Management AG shall be set off one against the other. Any remuneration for membership of the Supervisory Board of Henkel Management AG is fully set off against remunerations for service on the Supervisory Board of the Corporation or on the Shareholders' Committee. This regulation ensures that members of the Supervisory Board/Shareholders' Committee of the Corporation do not receive double the remuneration amount. Irrespective of this regulation, members of the Supervisory Board of Henkel Management AG who are simultaneously members of the Supervisory Board or of the Shareholders' Committee of the Corporation, receive no remuneration as per Art. 14 (1) sentence 5 of the Articles of Association of Henkel Management AG.

3. **Linguistic and other amendments in connection with the measure**

- Purely linguistic amendments and corrections (in particular adjustments in the German text to gender and singular/plural forms) can be found in Art. 6 (5) sentences 1, 5 and 6; Art. 9 (1) sentence 1 and (3); Art. 10 (2); Art. 11 (2); Art. 17 (6), Art. 19 (2); and Art. 35 (1) of the amended Articles of Association.
- Numerous provisions in the Articles of Association relate in the current version to the Management Board or its members. Because, in future, the Personally Liable Partner is to assume sole responsibility for business management, these provisions need to be adapted accordingly. One of these amendments has already been mentioned; in addition, the following provisions are affected: Art. 16 (5) and (18); Art. 22; Art. 24 (2); Art. 26 sentence 2 and 4; Art. 27 (3); Art. 28 (2) of the amended version.

4. **Amendments to the Articles of Association not associated with the measure**

In respect of some provisions of the Articles of Association, the Personally Liable Partner, the Shareholders' Committee and the Supervisory Board of the Corporation propose that amendments be made which have no connection with implementation of the new structure of the Corporation. However, they appear appropriate in terms of performing a moderate revision and modernization of the Articles of Association.

- The new Art. 4 (2) enables the communication of information to the bearers of registered securities of the Corporation by remote data transmission.
- By way of derogation from §60 (2) of the German Stock Corporation Act (AktG), the amended Art. 6 (3) ensures that, in the event of an increase in the capital stock, there is sufficient scope to allow, in particular, for the newly issued shares to participate in profits without the need to specify a precise time or amount of subscription paid.
- The new Art. 6 (4) sentence 3 stipulates that the Personally Liable Partner shall determine the form of the share certificates and of the profit participation and renewal certificates to be applied.
- The addition to Art. 12 (4) states that the General Meeting may elect a successor to a prematurely departing member of the Supervisory Board in precedence to a substitute member.

- The revised Art. 13 (1) increases the flexibility available in the selection of the Chairperson and the Vice-Chairperson of the Supervisory Board, the term of office of whom in future no longer has to correspond to their term of office as a member of the Supervisory Board.
- The amended Art. 14 (2) sentence 2 expressly allows the use of modern communications technology for sending invitations to Supervisory Board meetings, while the newly introduced Art. 14 (2) sentence 4 allows, in urgent cases, the normal period of notice required for convocation of such meetings to be reduced. According to the amended Art. 15 (4), resolutions of the Supervisory Board may, on order of the Chairperson, also be decided upon through the use of modern communications technology. Also expressly allowed are so-called combined methods of resolution adoption in which the votes may be cast by some members physically attending the meeting and by others using technical communication means. The newly introduced Art. 15 (5) sentence 1 stipulates that resolutions adopted shall be notified in writing by the Chairperson to all members. For the Shareholders' Committee, Art. 30 sentence 2 and Art. 31 (3) and (4) sentence 1 contain similar provisions as these new regulations applicable to the Supervisory Board.
- In the new Art. 15 (2) sentence 3, it is stated that the casting vote of the Chairperson of the Supervisory Board may also be made in writing.
- The addition to Art. 19 (3) allows a shorter period of notice for convocation of the General Meeting where this is legally permissible.
- The addition to Art. 24 (1) serves to make clear that, where a capital majority is required within the General Meeting, this shall be taken to mean a simple majority of the voting shares represented at the time of resolution adoption or rejection.
- Art. 36 and Art. 37 are no longer applicable and have therefore been deleted.

11. Consent to Amendment of the control and profit transfer agreements between Henkel KGaA and Henkel Loctite-KID GmbH and Elch GmbH respectively

Between Henkel KGaA as the controlling entity on the one hand and, on the other, Henkel Loctite-KID GmbH, Garching, Germany and Elch GmbH, Leverkusen, Germany as controlled companies, there exists in each case a control and profit transfer agreement which the Annual General Meeting approved on April 10, 2006: the agreements became effective with entry in the Commercial Register on June 14, 2006 (Elch GmbH) and August 31, 2006 (Henkel Loctite-KID GmbH). With regard to the regulations governing the transfer of losses, express reference is made in §3 of the agreement to the regulations stipulated in §302 (1) to (3) of the German Stock Corporation Act (AktG).

In 2004, §302 of the German Stock Corporation Act (AktG) was extended to include a new paragraph (4) introducing a statute of limitations. In a recent opinion of the financial administration, the recognition of a single-entity relationship for the purpose of corporate income tax requires that either an express reference is also made to §302 (4) of the German Stock Corporation Act (AktG) or a general reference is made to §302 of the German Stock Corporation Act (AktG).

In order to ensure the ongoing recognition of our single-entity relationship for the purpose of corporate income tax, in the amended agreements dated December 14, 2007, §3 of each of the control and profit transfer agreements was amended as follows:

"§3 Loss transfer
§302 of the German Stock Corporation Act (AktG) in its latest amended version shall apply in all cases. The parent company is obliged in accordance with the provisions of §302 (1) AktG to compensate for any annual loss arising during the term of the agreement to the extent that this is not offset by amounts which have deposited during the term of the agreement being transferred from the free reserves (other revenue reserves to §272 (3) of the German Commercial Code (HGB) and capital reserves arising from funds added per §272 (2) no. 4 HGB)."

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the above amendments to the respective control and profit transfer agreements be approved.

Documents available for examination

Once the Annual General Meeting has been announced, the following documents will be available for inspection by shareholders at the business premises of Henkel KGaA, Building A 05 (Legal Department), Henkelstrasse 67, 40589 Düsseldorf, Germany:

- Agenda items 1 and 2: Annual financial statements, consolidated annual financial statements, management reports for the Corporation and the Group, Report of the Supervisory Board, proposal of the Personally Liable Partner for appropriation of profit
- Agenda item 10: Comparison of the current and the new versions of the Articles of Association of the Corporation and the Articles of Association of Henkel Management AG, together with the report to the Annual General Meeting.
- Agenda item 11: Amended agreements and the annual financial statements of the contracting companies and the management reports of Henkel KGaA for the last three financial years, and the joint report of the managements of Henkel Loctite-KID GmbH and Elch GmbH separately, prepared together with the Personally Liable Partner of Henkel KGaA regarding the amendments to the respective intercompany agreements.

The above documents are available via the internet (www.henkel.de/hv; www.henkel.com/agm) and will also be made available at the Annual General Meeting of Henkel KGaA.

Total number of shares and voting rights at the time of convocation of the Annual General Meeting

At the time of convocation of the Annual General Meeting, the capital stock of the Corporation amounted to 437,958,750 euros. This is divided into a total of 437,958,750 bearer shares of no par value with a proportional nominal value of 1.00 euro each, of which 259,795,875 are ordinary shares carrying the same number of voting rights, and 178,162,875 are preferred shares with no voting rights.

Participation in the Annual General Meeting and exercise of voting rights

In accordance with Art. 20 of the Articles of Association, only those shareholders who, by the end of April 7, 2008, transmit to the Corporation a written certificate issued by their depositary bank validating ownership of shares shall be entitled to participate in the Annual General Meeting (ordinary and preferred shares) and to exercise voting rights (ordinary shares only). This certificate should be sent to the following address:

Henkel KGaA
c/o Deutsche Bank AG
– General Meetings –
60272 Frankfurt am Main, Germany
Fax: + 49 (0) 69 / 12012 – 86045
e-mail: WP.HV@Xchanging.com

Proof of share ownership must relate to the start of the 21st day prior to the Annual General Meeting. In the case of shares not held in a securities depositary managed by a bank or a financial services institution at the relevant time, certification may be provided by the Corporation or by a notary, by a bank for the central depositary of securities or another bank or financial services institution. Registration and certification must be in text form and in the German or English languages (§126b of the German Civil Code (BGB)).

Please note that, in terms of your relationship with the Corporation, for participation in the Annual General Meeting (holders of ordinary and holders of preferred shares) and for the exercise of your voting rights (holders of ordinary shares only), only shareholders who have provided said certificate will be recognized as such. In the event of doubt as to the correctness or authenticity of the certificate, the Corporation is entitled to demand a further suitable means of proof. If this means of proof is not forthcoming, or is not provided in the appropriate form, the Corporation may refuse the shareholder entry and participation.

On receipt of the certificate validating their ownership of shares, the shareholders concerned will be sent admission cards for the Annual General Meeting by the Registration Office. In order to ensure the timely receipt of these admission cards, we request that shareholders intending to attend the Annual General Meeting request an admission card from their depositary bank at the earliest possible time. The requisite registration and certification of share ownership will then be carried out by the depositary bank.

In order to ensure efficient organization of the Annual General Meeting, we request that you register early, and that you only register if you seriously intend to participate in the Annual General Meeting.

Proxies to exercise voting rights

Shareholders not wishing to attend the Annual General Meeting personally may have their voting rights (ordinary shares only) exercised at the Annual General Meeting by proxy, e.g. by a bank or a shareholders' association.

Unless otherwise indicated below, proxies must be issued in writing or by fax; banks and shareholders' associations may impose their own rules and regulations with respect to their own proxies/powers of attorney.

As usual, we also offer our shareholders the option of being represented at the Annual General Meeting by proxyholders nominated by the Corporation. The shareholders wishing to avail themselves of this facility require for this purpose an admission card to the Annual General Meeting to which a corresponding proxy form is attached.

Insofar as proxyholders nominated by the Corporation are vested with this authority of representation, a proxy must be issued by the shareholder concerned together with special instructions as to how the voting rights are to be exercised. Without such instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed and may not exercise voting rights at their own discretion. Please note that proxyholders will not accept instructions to propose motions, to speak or to ask questions. Shareholders wishing to avail themselves of said facility must submit their completed and signed proxy form to the address given in the proxy form by April 9, 2008 at the latest.

The proxy and instructions to the proxyholders nominated by the Corporation may be issued electronically via the internet instead of in written form, using the procedures stipulated by the Corporation. Proxies and instructions may still be issued or amended via the internet on the date of the Annual General Meeting until the end of the address given by the Chairman of the Management Board.

Details relating to the issue of proxies and instructions to the proxyholders nominated by the Corporation – particularly via the internet – are contained in an instruction leaflet that will be sent to all shareholders with the admission card. The corresponding information is also available on the internet (www.henkel.de/hv; www.henkel.com/agm).

Broadcast of portions of the Annual General Meeting via the internet

The opening of the Annual General Meeting by the Chairman of the Meeting and also the address given by the Chairman of the Management Board can be followed live via the internet by anyone wishing to do so. The voting results will also be published on the internet after the Annual General Meeting.

Motions and election nominations submitted by shareholders

Any motions or election nominations by shareholders as envisaged in §126 and §127 of the German Stock Corporation Act (AktG) should be exclusively submitted to:

Henkel KGaA
- Annual General Meeting 2008 -
Investor Relations
Henkelstrasse 67
40589 Düsseldorf, Germany
Fax: + 49 (0) 211 / 798 - 2863
e-mail: investor.relations@henkel.com

Motions or election nominations submitted by shareholders to the above address and received by the end of March 31, 2008 (24.00 hours) will, following validation of share ownership, be made available to other shareholders via the internet (www.henkel.de/hv; www.henkel.com/agm). Motions or election nominations not properly addressed or late arriving will be ignored. Any response from management will likewise be published under the internet address indicated.

Publication in the electronic Federal Gazette

The invitation to the Annual General Meeting was published in the electronic Federal Gazette of February 27, 2008.

Düsseldorf, February 2008

Henkel KGaA

The Personally Liable Partner

Henkel

A Brand like a friend

Henkel

A Brand like a Friend

Ad-hoc-Report according to § 15 WpHG

Henkel KGaA
40191 Düsseldorf
Germany

Düsseldorf, February 27, 2008

Henkel KGaA
Fiscal 2007, Divestiture Ecolab, Efficiency Enhancement Program

I. Fiscal 2007
Henkel increases sales and profits

- **Sales up 2.6 percent to 13.07 billion euros**
- **Organic sales growth of 5.8 percent**
- **Operating profit (EBIT): up 3.5 percent to 1,344 million euros**
- **Net earnings for the year: up 8.0 percent to 941 million euros**

Düsseldorf – Today Henkel published its annual report for fiscal 2007. Sales improved by 2.6 percent to 13,074 million euros, with all the company's business sectors contributing. Organic sales, i.e. sales after adjusting for foreign exchange and acquisitions/divestments, were increased by a 5.8 percent.

The operating profit (EBIT) improved by 3.5 percent to 1,344 million euros, thus outstripping sales growth. After adjusting for foreign exchange, the increase was 5.8 percent, again with all the business sectors contributing. Return on sales (EBIT) increased by 0.1 percentage points to 10.3 percent. After adjusting for exceptional gains and restructuring charges, operating profit (EBIT) rose by 8.2 percent to 1,370 million euros with the corresponding return on sales figure improving 0.6 percentage points to 10.5 percent.

Net earnings for the year increased by 8.0 percent to 941 million euros. After deducting minority interests of 20 million euros, net earnings were 921 million euros (+7.7 percent). Earnings per preferred share increased from 1.99 euros to 2.14 euros (+7.5 percent).

In view of the earnings performance, the Management Board, the Supervisory Board and the Shareholders' Committee will be proposing to the Annual General Meeting that it approve an increase in dividends from 0.50 euros to 0.53 euros per preferred share and from 0.48 euros to 0.51 euros per ordinary share.

Outlook

Henkel intends once again to grow stronger than its markets and expects to achieve organic sales growth (i.e. after adjusting for foreign exchange and acquisitions/ divestments) of 3 to 4 percent in 2008. Henkel expects an increase in operating profit (EBIT) – adjusted for foreign exchange – in excess of organic sales growth. Henkel likewise expects an increase in earnings per preferred share (EPS) in excess of organic sales growth.

This outlook does not take into account the effects of the planned acquisition of the Adhesives and Electronic Materials businesses of National Starch.

II. Divestiture of the stake in Ecolab intended

The Management Board decided – with the approval of the Shareholder's Committee as of February 27 - to undertake the divestiture of all or part of its stake in Ecolab Inc., St. Paul, Minnesota, USA. No final decision has been taken at this time as to the size, the timing and the method of any such divestiture, which would be carried out in accordance with the Stockholder's Agreement between Henkel and Ecolab.

Ecolab, in which Henkel holds a 29.4 percent stake, reported sales of 5,470 million US dollars for fiscal 2007. As of December 31, 2007 the market value of this interest amounted to approx. 3,723 million US dollars (approx. 2.5 bn euros), though no assurance can be given that a divestiture of the stake would yield proceeds in this amount.

III. Measures to increase long-term profitability initiated

Against the background of changing market conditions, especially with regard to ever stronger competition and increasing cost pressure, the Henkel Management Board has decided, with the approval of the Shareholders' Committee as of February 27, 2008, the basics of an efficiency enhancement program.

The program, which will be initiated on a worldwide level, is to define projects in all business sectors, regions and functions with the aim to sustainably strengthen both Henkel's profitability and long-term competitiveness. The initiative, with a volume of about 500 million euros, is designed to generate annual savings of around 150 million euros from 2011. Based on experience from similar programs carried through in the past, these measures could result in the reduction of about 3,000 jobs.

Henkel will finalize the details of the program, following the development of single project ideas and the subsequent discussion with both the works councils and the employees likely to be affected.

Please note that the measures pointed out under II. and III. are not considered in the outlook referred to under I.

Henkel KGaA

This information contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate, etc. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Henkel KGaA	Ordinary Shares	Preferred Shares	Bond (MTN 03/13)
D-40191 Düsseldorf	WKN: 604 840	WKN: 604 843	WKN: 664196
Germany	ISIN: DE 0006048408	ISIN: DE 0006048432	ISIN: DE 0006641962

Listing
Official market Frankfurt a/M sub-segment entailing additional post-admission obligations (Prime Standard), Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart

END